    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1997
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                       TRANSCOASTAL MARINE SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE
 (State or Other Jurisdiction                1389                         72-1353528
      of Incorporation or        (Primary Standard Industrial          (I.R.S. Employer
          Organization)           Classification Code Number)       Identification Number)

                                                            JOHNNIE W. DOMINGUE
                                                     TRANSCOASTAL MARINE SERVICES, INC.
           4506 SOUTH LEWIS STREET                       3535 BRIARPARK, SUITE 210
         NEW IBERIA, LOUISIANA 70562                        HOUSTON, TEXAS 77042
                (318) 896-7900                                (713) 784-7429
(Address, including zip code, and telephone       (Name, address, including zip code, and
number, including area code, of registrant's          telephone number, including area
     principal executive offices)                     code, of agent for service)

                                         copies to:
            ROBERT J. VIGUET, JR.                              TED W. PARIS
CHAMBERLAIN, HRDLICKA, WHITE, WILLIAMS & MARTIN            BAKER & BOTTS, L.L.P.
        1200 SMITH STREET, SUITE 1400                          3000 ONE SHELL PLAZA
          HOUSTON, TEXAS 77002-4310                      HOUSTON, TEXAS 77002-4995
                (713) 658-1818                                 (713) 229-1234
             FAX: (713) 658-2553                            FAX: (713) 229-1522


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and the list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                         PROPOSED MAXIMUM    PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF           AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
    SECURITIES TO BE REGISTERED        REGISTERED(1)       PER SHARE(1)          PRICE(2)       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
  share............................         --                  --              $73,600,000          $22,303
=================================================================================================================

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED AUGUST 29, 1997
PROSPECTUS

                                4,000,000 SHARES

                       TRANSCOASTAL MARINE SERVICES, INC.

                                  COMMON STOCK
                            ------------------------
          All of the shares of common stock, par value $.001 per share ("Common Stock"), of TransCoastal Marine Services, Inc. ("TCMS") offered hereby are being sold by TCMS. TCMS has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "TCMS." Prior to the Offering, there has been no public market for the Common Stock. It is estimated that the
initial public offering price will be in the range of $          to $
per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.
                            ------------------------
       SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN
           MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 PRICE TO             UNDERWRITING           PROCEEDS TO
                                                  PUBLIC              DISCOUNT(1)             COMPANY(2)
                                                 --------             ------------           -----------
Per Share...............................
Total(3)................................

---------------

(1) TCMS has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by TCMS estimated at $          .
(3) TCMS has granted the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against
payment therefor in New York, New York on or about             , 1997.
                            ------------------------
JEFFERIES & COMPANY, INC.                          JOHNSON RICE & COMPANY L.L.C.

            , 1997

                                   [GRAPHICS]
    [DESCRIPTION OF MAP AND PICTURES OF COMPANY-OWNED EQUIPMENT AND VESSELS]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     Concurrently with and as a condition to the closing of the Offering, TransCoastal Marine Services, Inc. will acquire, in separate transactions (collectively, the "Acquisitions"), in exchange for cash and shares of its Common Stock, four marine construction businesses (each a "Founding Company") and certain real properties used in the businesses of the Founding Companies. Unless otherwise indicated by the context, references herein to (i) "TCMS" mean TransCoastal Marine Services, Inc. (and its predecessor), prior to consummation of the Acquisitions, and (ii) the "Company" mean TCMS, pro forma to give effect to the Acquisitions.

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated by the context, all share, per share and financial information set forth herein (i) has been adjusted to give effect to the
Acquisitions; (ii) assumes an initial public offering price of $          per
share (the midpoint of the estimated initial public offering price range); (iii) assumes that the Underwriters' over-allotment option will not be exercised; and
(iv) gives effect to a stock split of the outstanding shares of Common Stock effected August 8, 1997. The number of shares of Common Stock to be issued in each Acquisition will depend on the initial public offering price of the Common Stock. Accordingly, the disclosures herein relating to the shares of Common Stock to be issued in connection with the Acquisitions are estimated, based on
an assumed initial public offering price of $          per share. Unless
otherwise indicated by the context, all references herein to Common Stock include both Common Stock, par value $.001 per share, and Restricted Common Stock, par value $.001 per share ("Restricted Common Stock"), of the Company.

                                  THE COMPANY

GENERAL

     TCMS was organized in April 1996 to become a fully integrated marine construction company focusing on the transition zone (marsh, swamp and coastal regions out to water depths of 20 feet) and shallow water (water depths of 20 to 200 feet) regions along the U.S. Gulf Coast. The Company's goal is to become a leader in the consolidation of these fragmented segments of the marine construction industry through an aggressive acquisition program. TCMS has entered into definitive agreements to acquire the Founding Companies concurrently with the closing of the Offering. As a result of the Acquisitions, the Company believes it will be the largest provider of transition zone marine construction services along the U.S. Gulf Coast, as well as a significant provider of shallow water construction services. The Company's primary services include pipeline installation and repair, hydrostatic testing and commissioning of pipelines and fabrication and refurbishment of components for offshore platforms and drilling rigs.

     The Founding Companies have been in business an average of 47 years and have substantial experience in operating in difficult transition zone and shallow water environments. Marine construction activities in the transition zone require substantial expertise and customized equipment, as compared to open water operations, due to the unique physical characteristics often involved, including unstable marshbeds and obstructions such as trees, submerged stumps and a substantial infrastructure of existing pipelines. The Company believes it will benefit from the expertise developed by the management and personnel of the Founding Companies in operating in transition zone and shallow water environments and its ability to design and manufacture its own specialized equipment for these operations.

     The Company believes consolidating the operations of the Founding Companies will generate substantial operating efficiencies and expand the geographic reach and market coverage of their operations. Following the Acquisitions, the Company will provide marine construction and related services from five port facilities strategically located along the U.S. Gulf Coast from Orange, Texas to Mobile, Alabama. The Company believes this geographic coverage will create marketing advantages and operating efficiencies for the Founding Companies by improving their access to projects in this region and providing the ability to offer a broader range of services to their existing customer bases. The Company believes these advantages will result in higher utilization of its assets. The Company also believes it will be able to use its fabrication operations to reduce its equipment maintenance costs and related vessel downtime and eliminate subcontracting of certain services (including hydrostatic testing and pipeline burial) on many of its pipeline installation and repair projects.

OPERATIONS

     Pipeline Installation and Repair. The efficient development of an offshore oil and gas field frequently involves the addition or extension of an infrastructure of gathering lines and trunklines (large diameter pipelines). The Company's pipeline installation operations are focused on the transition zone and shallow water regions along the U.S. Gulf Coast, where the Company believes it is the only company providing pipeline installation and repair services from water depths of 200 feet through the transition zone and to onshore gathering and processing facilities. The Company's fleet includes (i) 15 spud barges and ancillary equipment, operated in water depths of up to 20 feet, and (ii) two anchor barges and three multipurpose vessels (used in both pipeline installation and repair and hydrostatic testing, commissioning and related operations), primarily operated in water depths beyond 20 feet. The Company also owns specialized equipment for offshore pipeline jetting (a specialized pipeline burying technique) and testing services, marine dredging and trench digging. The Company generated revenue of approximately $53.5 million and $45.9 million from its pipeline installation and repair services during the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     Hydrostatic Testing and Commissioning. The Company performs onshore and offshore hydrostatic testing and commissioning of pipelines for oil and gas producers and pipeline construction companies along the U.S. Gulf Coast and in certain international markets. During hydrostatic testing, water is pumped into a newly installed or existing pipeline to increase the internal pressure beyond the designed capacity of the pipeline in order to test its structural integrity. Pipeline commissioning involves final preparation of a completed and successfully tested pipeline for operation in accordance with applicable regulatory standards. In connection with its hydrostatic testing and commissioning services, the Company also performs pipeline cleaning, drying and dehydration services. The Company generated revenue of approximately $7.6 million and $4.4 million from its hydrostatic testing and commissioning and related services during the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     Offshore Fabrication. The Company fabricates and refurbishes (i) structural components of fixed platforms for use in the offshore development and production of oil and gas and (ii) structural components, primarily deck structures, for offshore drilling rigs and barge drilling rigs. The Company also manufactures amphibious undercarriages for marine construction equipment used in transition zone waters. The Company generated revenue of approximately $11.8 million and $5.8 million from its offshore fabrication services during the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

INDUSTRY OVERVIEW

     The market for offshore pipeline installation and related services along the U.S. Gulf Coast is primarily dependent on the levels of oil and gas exploration, development and production activities and pipeline capacity utilization in the Gulf of Mexico. The Company believes recent increases in oil and gas production in the Gulf of Mexico have significantly reduced available pipeline capacity to transport the hydrocarbons to onshore gathering, transmission and processing facilities. In a report published in January 1997, the Minerals Management Service of the U.S. Department of the Interior (the "MMS") projected an increase in Gulf of Mexico oil production of up to 76% from 1,097 Mbpd (thousand barrels per day) in 1996 to 1,932 Mbpd by 2000, and an increase in natural gas production of up to 25% from 13.8 Bcfd (billion cubic feet per day) in 1996 to 17.2 Bcfd by 2000, assuming increased use of new technologies, such as 3-D seismic and horizontal drilling techniques, would offset declines in production from currently producing fields. This outlook is supported by recent increases in offshore leases awarded by the Department of the Interior in its semi-annual Outer Continental Shelf ("OCS") lease auctions. The number of offshore leases awarded to operators increased from 202 in 1992, covering approximately 1.0 million acres, to 1,508 in 1996, covering approximately 8.0 million acres.

     The MMS anticipates that a substantial portion of the increased oil and gas production in the Gulf of Mexico will come from deep water projects. The Company believes the continued development of deep water (depths of 200 feet to 1,000 feet) and very deep water (depths of 1,000 feet and deeper) oil and gas fields will require construction of new pipelines and tie-ins to existing pipeline systems in the transition zone and shallow water regions along the U.S. Gulf Coast to transport future hydrocarbon production to shore. The Company also expects increases in demand for its services resulting from new pipeline construction needed to support incremental development activity within these transition zone and shallow water regions, as well as the repair service requirements of the existing pipeline infrastructure. According to a June 1997 report by Offshore Data Services, Inc., there were 255 pipeline construction projects in the design or planning phase in the Gulf of Mexico, including 165 in water depths of less than 150 feet.

BUSINESS STRATEGY

     The Company's business strategy emphasizes growth through continued consolidation of the transition zone and shallow water segments of the marine construction industry and internal development. Key elements of the Company's business strategy include:

     Maintaining Focus on Transition Zone and Shallow Water Market Segments. The Company intends to maintain its focus on the U.S. Gulf Coast transition zone and shallow water markets because of its strong competitive position and substantial expertise in these markets and the positive outlook for new oil and gas exploration and development activity in the Gulf of Mexico. The Company anticipates substantial growth in these markets as new pipelines are added to gather and transport the higher levels of production expected to result from increased exploration and development activity in the Gulf of Mexico.

     Capitalizing on Combined Capabilities of the Founding Companies. The Company believes that, as a result of the consolidation of the Founding Companies, it is the only company providing pipeline installation and repair services from water depths of 200 feet through the transition zone and to onshore gathering, transmission and processing facilities along the U.S. Gulf Coast. The Company's competitors in the pipeline installation and repair services market currently provide services either in the transition zone or shallow water regions, but not both. This market segmentation often requires customers to separate an installation or repair project into different components and award it to multiple contractors or award the project to a single contractor and rely on that contractor's ability to coordinate with subcontractors to complete the balance of the project. The Company believes its capabilities place it in a favorable position to bid and compete for contracts requiring expertise in both the transition zone and shallow water regions.

     Expanding through Acquisitions. The Company intends to increase its market presence by acquiring additional businesses and assets. The market for transition zone and shallow water marine construction services is primarily served by small and medium-sized private companies, and the Company believes the highly fragmented nature of the industry presents a substantial consolidation opportunity for a well-capitalized competitor with a strong market presence.

     Pursuing International Expansion Opportunities. The Company also intends to expand internationally by capitalizing on its relationships with hydrostatic testing customers in international markets and domestic customers with international operations and the experience of its management in developing business and conducting operations in international markets. The Company intends to target areas for international expansion with geographic conditions similar to those along the U.S. Gulf Coast, such as Venezuela and offshore West Africa. The Company may pursue international expansion through acquisitions of regional marine construction companies or relocation of existing equipment.

     Improving Operating Margins. The Company believes the combination of the Founding Companies will provide significant opportunities to improve operating margins and increase profitability. The Company believes it will be able to achieve operating efficiencies and cost savings by consolidating overlapping facilities and certain administrative functions and by rationalizing its asset base. In addition, the Company believes it will be able to increase its asset utilization by implementing a comprehensive marketing effort to capitalize on its position as an integrated provider of pipeline installation and repair and related services in the transition zone and shallow water market segments.

                                  THE OFFERING

Common Stock offered by TCMS.................  4,000,000 shares

Common Stock outstanding after the
  Offering(1)................................  7,829,333 shares

Use of Proceeds..............................  The net proceeds from the Offering will be used, together with financing under a new
                                               $35.0 million term loan (the "Term Loan") and
                                               the issuance of $15.0 million of subordinated
                                               debt (the "Subordinated Debt"), to pay the
                                               cash portion of the aggregate purchase price
                                               for the Acquisitions, to repay indebtedness
                                               of TCMS and the Founding Companies, to pay
                                               certain costs related to the Offering and the
                                               Acquisitions, and for other general corporate
                                               purposes, which may include future
                                               acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market symbol.......  TCMS

---------------

(1) The number of shares to be outstanding when the Offering closes will consist of (i) an aggregate of 1,256,000 shares issued to founders of TCMS and certain of its executive officers and consultants, including 975,000 shares of Restricted Common Stock, (ii) 2,573,333 shares to be issued as consideration in the Acquisitions and (iii) the 4,000,000 shares being offered hereby. Such share number does not include (i) approximately 457,000 shares subject to options anticipated to be outstanding under TCMS' 1997 Stock Option Plan (the "1997 Stock Option Plan") on the date the Offering closes or (ii) an aggregate of 50,000 shares issuable pursuant to a warrant (the "MG Warrant") issued by TCMS to McFarland, Grossman & Company, Inc. ("MGCO"), a financial advisory firm that assisted the Company in connection with the Acquisitions and obtaining the Term Loan. The number of shares to be outstanding on closing of the Offering will decrease if the initial public offering price is higher, and will increase if the initial public
    offering price is lower, than $          per share. See "Management -- 1997
    Stock Option Plan" and "Certain Transactions -- Organization of the Company," "-- Acquisitions of the Founding Companies" and "-- Financial Advisory Services."

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following summary unaudited pro forma combined financial information presents certain historical information of the Company, as adjusted to give effect to (i) the Acquisitions, (ii) the closing of the Offering and the application of the proceeds therefrom, (iii) the receipt and application of $35.0 million of funding under the Term Loan and the issuance of $15.0 million of Subordinated Debt and (iv) the other pro forma adjustments referred to below. See "Selected Financial Information" and the Unaudited Pro Forma Combined Financial Statements and the notes thereto included in this Prospectus.

                                                                                             SIX MONTHS
                                                                YEAR ENDED                     ENDED
                                                            DECEMBER 31, 1996              JUNE 30, 1997
                                                            -----------------              -------------
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Statement of Operations Information(1):
  Revenue................................................        $   72,744                   $   54,906
  Cost of revenue........................................            60,573                       42,923
  Selling, general and administrative expenses(2)........             6,958                        3,957
  Depreciation and amortization(3).......................             5,811                        3,573
  Operating income (loss)................................              (598)                       4,453
  Interest expense(4)....................................            (4,772)                      (2,386)
  Other income, net......................................             1,163                          617
  Provision (benefit) for income taxes...................            (1,181)                       1,325
  Net income (loss)......................................        $   (3,026)                  $    1,359
                                                                 ==========                   ==========
  Pro forma income (loss) per share......................        $     (.39)                  $      .17
  Shares used in computing pro forma income (loss) per
     share(5)............................................         7,852,666                    7,852,666

                                                              JUNE 30, 1997
                                                              --------------
                                                                    AS
                                                               ADJUSTED(1)
                                                              --------------
                                                              (IN THOUSANDS)
Balance Sheet Information:
  Working capital...........................................     $  7,806
  Property, plant and equipment, net........................       65,525
  Total assets..............................................      150,803
  Long-term debt, including Subordinated Debt, net of
     current maturities.....................................       50,367
  Stockholders' equity......................................       57,036

---------------

(1) The pro forma combined statement of operations information assumes the Offering, the Acquisitions, the funding under the Term Loan, the issuance of the Subordinated Debt and the issuance of the presently outstanding Common Stock all were closed on January 1 of each period presented. The pro forma, as adjusted, balance sheet information assumes those transactions were closed on June 30, 1997. The pro forma combined financial information (i) is not necessarily indicative of the results the Company would have obtained had these events actually occurred when assumed or of the Company's future results, (ii) is based on preliminary estimates (primarily of the aggregate purchase price of the Acquisitions), available information and certain assumptions management deems appropriate and (iii) should be read in conjunction with the financial statements and notes thereto included in this Prospectus.

(2) Includes the effect of certain eliminations of related-party rental and lease expenses resulting from the purchase of certain real properties as part of the Acquisitions, as follows: (i) $330,000 for the year ended December 31, 1996; and (ii) $165,000 for the six months ended June 30, 1997. Does not include anticipated future costs related to TCMS' new corporate management and costs associated with being a public company, which cannot be accurately estimated at this time and which management of TCMS expects will be offset by certain cost savings and margin improvements resulting from the combination of the Founding Companies (which also cannot be accurately estimated at this time).

(3) Includes amortization of the $50.2 million of goodwill to be recorded as a result of the Acquisitions and additional depreciation expense due to the allocation of $45.8 million of the purchase price to property, plant and equipment, as described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

(4) Reflects interest expense relating to the Term Loan, the Subordinated Debt and the $3.0 million of 8.0% notes being issued to the sole shareholder of RFCNI as part of the Acquisition of RFCNI, net of a reduction in interest expense related to the refinancing of the Founding Companies' outstanding indebtedness.

(5) Includes (i) an aggregate of 1,256,000 shares issued to founders of TCMS and certain of its executive officers and consultants, including 975,000 shares of Restricted Common Stock, (ii) 2,573,333 shares to be issued as consideration in the Acquisitions, (iii) the effect of 50,000 shares issuable pursuant to the MG Warrant and (iv) the 4,000,000 shares being offered hereby.

      SUMMARY HISTORICAL FINANCIAL INFORMATION FOR THE FOUNDING COMPANIES

     The following table presents summary historical financial information for each of the Founding Companies (see "The Company" for the complete names of each) for the three most recent fiscal years (except where otherwise indicated), and the six months ended June 30, 1996 and 1997. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included in this Prospectus.

                                                                             SIX MONTHS ENDED
                                                                                 JUNE 30
                                                                            ------------------
                                            1994       1995       1996       1996       1997
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
                                                             (IN THOUSANDS)
Woodson(1):
  Revenue................................  $ 7,786    $18,075    $17,933    $10,689    $18,104
  Cost of revenue........................    5,874     12,716     13,561      7,833     15,243
  Selling, general and administrative
     expenses............................    3,011      2,672      2,968      1,479      1,435
  Depreciation and amortization..........      728        574        562        291        455
  Operating income (loss)................   (1,827)     2,113        842      1,086        971

CSI(2):
  Revenue................................  $ 5,331    $ 5,226    $ 8,447    $ 3,815    $ 9,606
  Cost of revenue........................    2,964      3,334      5,264      2,463      5,651
  Selling, general and administrative
     expenses............................    1,725      2,285      2,435      1,160      1,270
  Depreciation and amortization..........      288        269        359        202        245
  Operating income (loss)................      354       (662)       389        (10)     2,440

HBH(1):
  Revenue................................  $15,261    $14,771    $36,873    $19,062    $23,850
  Cost of revenue........................   12,585     16,803     33,727     16,343     19,394
  Selling, general and administrative
     expenses............................      929        867      1,000        484        671
  Depreciation and amortization..........      503        871      1,482        719        750
  Operating income (loss)................    1,244     (3,770)       664      1,516      3,035

RFCNI(1):
  Revenue................................  $ 5,611    $10,497    $ 9,730    $ 3,159    $ 4,536
  Cost of revenue........................    4,715      9,426      8,260      2,708      3,825
  Selling, general and administrative
     expenses............................      650        698        885        363        674
  Depreciation and amortization..........       16         15         12          8          8
  Operating income.......................      230        358        573         80         29

---------------

(1) Results for fiscal years ended December 31, 1994, 1995 and 1996.

(2) Results for fiscal years ended May 31, 1994 and 1995 and the twelve months ended December 31, 1996.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

FORWARD-LOOKING INFORMATION

     This Prospectus contains certain forward-looking statements. The words "expect," "believe," "anticipate," "project," "estimate," "predict" and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, including, but not limited to, risks relating to industry conditions, general economic conditions and other factors discussed in this Prospectus (including the risk factors described below). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

CYCLICAL INDUSTRY; DEPENDENCE ON OIL AND GAS INDUSTRY

     The demand for marine construction services has traditionally been cyclical, depending primarily on the capital expenditures of oil and gas companies for developmental construction. These capital expenditures are influenced by such factors as prevailing oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of available offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, technological advances, and the ability of oil and gas companies to generate funds for capital expenditures. Oil and natural gas prices and the level of offshore drilling and exploration activity have varied substantially in recent years, resulting in significant fluctuations in demand for the Company's services. Significant downturns in demand have in the past adversely impacted each of the Founding Companies, with the result that each of the Founding Companies has from time to time incurred operating losses. See
"-- History of Operating Losses of the Founding Companies." A significant or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity. A substantial reduction of such activity would reduce demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Industry Overview."

ABSENCE OF COMBINED OPERATING HISTORY

     TCMS was organized in April 1996 and has conducted no operations to date other than in connection with the Offering and the Acquisitions. The Founding Companies have operated as separate, independent businesses, and there can be no assurance that the Company will be able to integrate the operations of these businesses successfully or to institute the systems and procedures, including accounting and financial reporting systems, necessary to manage the combined enterprises on a profitable basis. The pro forma combined historical financial results of the Founding Companies presented in this Prospectus reflect periods when the Founding Companies and TCMS were not under common control or management and may not be indicative of the Company's future operating results and financial condition. Until the Company establishes centralized accounting and other administrative systems, it will rely on the separate systems of the Founding Companies. The success of the Company will depend, in part, on the extent to which the Company is able to centralize these functions, eliminate the unnecessary duplication of other functions and otherwise integrate the Founding Companies and such additional businesses as the Company may acquire. The Company's executive management team has only recently been assembled, and no assurance can be given that the Company's executive officers will be able to manage effectively the combined entity or implement the Company's business strategy. The inability of the Company to integrate the Founding Companies successfully would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See
"Business -- Business Strategy" and "Management."

HISTORY OF OPERATING LOSSES OF THE FOUNDING COMPANIES

     Each of the Founding Companies has, from time to time, incurred losses from operations, particularly during periods of low industry demand for marine construction services. Some of these operating losses have been incurred in recent periods. Woodson and RFCNI incurred net operating losses in the three months ended March 31, 1997, and CSI and HBH incurred net operating losses in fiscal 1995 and in the three months ended March 31, 1996. The predecessor to RFCNI completed bankruptcy proceedings in 1988 following a prolonged period of operating losses. While the Company believes the near-term outlook for its business is good, given the cyclical nature of the marine construction industry, demand declines may occur in the future. In the event of a substantial or prolonged decline in demand, the Company could be materially and adversely affected. See "-- Cyclical Industry; Dependence on Oil and Gas Industry," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Industry Overview."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     On closing of the Acquisitions and the Offering, 7,829,333 shares of Common Stock will be outstanding. The 4,000,000 shares of Common Stock offered hereby will be freely tradable unless acquired by affiliates of TCMS. All the remaining shares of Common Stock to be outstanding on the closing of the Acquisitions and the Offering may be resold publicly only following their effective registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from the registration requirements of that act, such as Rule 144 thereunder. Sales made pursuant to Rule 144 must comply with its applicable volume limitations and other requirements. Certain shareholders of the Founding Companies will have certain registration rights with respect to the shares of Common Stock received by them in the Acquisitions.

     When the Offering closes, TCMS also will have outstanding (i) options to purchase up to an estimated total of 457,000 shares of Common Stock, anticipated to be outstanding pursuant to the 1997 Stock Option Plan as of the date the Offering closes, (ii) the MG Warrant (which provides for the issuance of up to 50,000 shares of Common Stock and grants the holder thereof certain registration rights with respect to those shares) and (iii) the Subordinated Debt, a portion of which will be convertible into 350,140 shares of Common Stock. TCMS intends to file a registration statement on Form S-8 with the Securities and Exchange Commission (the "Commission") to register the shares issuable pursuant to the 1997 Stock Option Plan under the Securities Act. After that registration statement becomes effective, the shares registered thereby generally will on issuance be available for sale in the open market by holders who are not affiliates of TCMS and, subject to the volume and other limitations of Rule 144, by holders who are affiliates of TCMS. See "Management -- 1997 Stock Option Plan."

     TCMS and its directors and executive officers, J&D Capital Investments, L.C. (which is majority owned by G. Darcy Klug, a founder of the Company), all of TCMS' other current stockholders and all persons who receive shares of Common Stock in connection with the Acquisitions have agreed not to offer or sell any of those shares for a period of one year from the date of this Prospectus (the "Lockup Period") without the prior written consent of Jefferies & Company, Inc., except that TCMS may issue Common Stock in connection with the Acquisitions and, subject to certain conditions, in connection with future acquisitions, on exercise of the MG Warrant and pursuant to awards under the 1997 Stock Option Plan.

     The availability for sale, or sale, of the shares of Common Stock eligible for future sale could adversely affect the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

     The Company intends to grow by acquiring additional marine construction businesses. The timing, size and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities available to the Company and may lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays, or other operational or financial difficulties. Further, acquisitions involve a number of other risks, including failure of the acquired business to achieve expected results, diversion of management's attention and resources to acquisitions, failure to retain key customers or personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Acquisitions accounted for as purchases may result in substantial annual noncash amortization charges for goodwill and other intangible assets in the Company's statements of operations. In addition, there can be no assurance the Founding Companies or other businesses acquired in the future will achieve anticipated earnings. See "Business -- Business Strategy."

     The Company's acquisition strategy will require substantial capital. The Company intends to finance future acquisitions with future free cash flow, through issuances of shares of Common Stock or debt securities, including convertible debt securities, and through borrowings under its credit facilities. Using internally generated cash or debt to complete acquisitions could substantially limit the Company's operational and financial flexibility. The extent to which the Company will be able or willing to use shares of Common Stock to consummate acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment. Using shares of Common Stock for this purpose may result in significant dilution to then existing stockholders. No assurance can be given the Company will be able to obtain the capital it will need to continue to finance a successful acquisition program and its other cash needs. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Combined Liquidity and Capital Resources."

NEED FOR SKILLED WORKERS

     The Company's ability to remain productive and become profitable will depend substantially on its ability to retain and attract skilled construction workers, primarily welders, pipefitters and equipment operators. The Company's ability to expand its operations is impacted by its ability to increase its labor force. The demand for skilled workers is high and the supply is limited. While the Company believes its wage rates are competitive and its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these events occurred, the profits realized by the Company from work then in progress would be reduced or eliminated and, in the long-term, the capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired. See "Business -- Employees."

FLUCTUATIONS IN OPERATING RESULTS

     The Company's results of operations may fluctuate significantly from quarter to quarter or year to year because of a number of factors, including the timing of future acquisitions, seasonal fluctuations in the demand for marine construction services (particularly during the winter months) and competitive factors. Accordingly, quarterly comparisons of the Company's revenue and operating results should not be relied on as an indication of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year.

     The Company recognizes most of its contract revenue on a percentage-of-completion basis. Accordingly, contract price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in income in the period when the facts giving rise to a revised estimate become known. To the extent that these adjustments result in a reduction or elimination of previously reported profits with respect to a project, the Company would recognize a charge against current earnings, which could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

OPERATING RISKS

     Domestic. Marine construction involves a high degree of operational risk. Hazards such as vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Certain employees of the Company are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established by state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company and the applicable vessel for damages or job-related injuries, with generally no statutory limitations on the Company's potential liability. The Company's fabrication operations involve certain operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of offshore pipelines and structural components during and after installation can result in similar injuries and damages. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims. The Company maintains such insurance protection as it deems prudent, including hull insurance on its vessels. However, certain risks are either not insurable or insurance is available only at rates that the Company considers not to be economical. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

     International. The Company's international operations are subject to a number of risks inherent in business operations in foreign countries, including political, social and economic instability, potential seizure or nationalization of assets, currency restrictions and exchange rate fluctuations, nullification, modification or renegotiation of contracts, import-export quotas and other forms of public and governmental regulations, all of which are beyond the control of the Company. Additionally, the ability of the Company to compete in international markets may be adversely affected by import duties and fees, foreign taxes, foreign governmental regulations that favor or require the awarding of contracts to local contractors, or regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

COMPETITION

     The marine construction services business is highly competitive and in recent years has been characterized by overcapacity, which resulted in substantial pressure on pricing and operating margins. Overcapacity in the industry may recur in the future. Contracts for marine construction services are usually awarded on a competitive bid basis. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is a primary factor in determining which qualified contractor with available equipment is awarded a contract. Some of the Company's competitors are larger and have greater financial and other resources than the Company. See "-- Cyclical Industry; Dependence on Oil and Gas Industry" and "Business -- Competition."

RISKS ASSOCIATED WITH CONTRACTUAL PRICING IN THE OFFSHORE CONSTRUCTION INDUSTRY

     As a result of the competitive conditions in the marine construction industry, a substantial number of the Company's projects are performed on a fixed-price basis, although some projects are performed on an alliance/partnering or cost-plus basis. Under a fixed-price contract, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company is responsible for all cost overruns under fixed-price contracts. Under a typical alliance/partnering arrangement, the Company and the customer agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less than the cost levels targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than targeted costs, the contract price is increased, but generally to the target price plus the actual incremental cost of material and direct labor. Accordingly, under an alliance/partnering arrangement, the Company has some protection against cost overruns but must share a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. The revenue, costs and gross profit realized on a contract will often vary from the estimated amounts for various reasons, including errors in estimates or bidding, changes in the availability and cost of labor and material and variations in productivity from the original estimates. These variations and the risks inherent in the marine construction industry may result in revenue and gross profits different from those originally estimated and can result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on the Company's operating results for any particular fiscal quarter or year.

GOVERNMENTAL REGULATION

     The Company's operations are subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations, which are becoming increasingly complex, stringent and expensive. Significant fines and penalties may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances, creating liability for environmental damages, without regard to negligence or fault. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, including the Company's subcontractors, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. Future acquisitions by the Company also may be subject to regulation, including antitrust reviews. In addition, the Company depends on the demand for its services from the oil and gas industry and could be affected materially by changes in taxes, price controls or other laws relating to the oil and gas industry generally. The adoption of laws or regulations curtailing exploration and development drilling for oil and gas for economic, environmental or other policy reasons could adversely affect the Company's operations by limiting demand for its services. See "Business -- Governmental Regulation and Environmental Matters."

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS

     Following the closing of the Acquisitions and the Offering, the Company's founders, executive officers and directors and the persons receiving shares of Common Stock in connection with the Acquisitions will beneficially own approximately 3,829,333 shares of Common Stock (or 48.9% of the outstanding shares of Common Stock). Of this amount, 975,000 shares will be shares of Restricted Common Stock, the holders of which are not entitled to vote on the election of any members of the Board of Directors of TCMS (the "Board of Directors"), or on any other matter on which the Company's stockholders are entitled to vote, until the occurrence of certain events or the expiration of 18 months after the closing of the Offering. See "Description of Capital
Stock -- Common Stock and Restricted Common Stock." However, even excluding the shares of Restricted Common Stock, these stockholders will control in the aggregate approximately 41.6% of the votes of all shares of Common Stock and, if acting in concert, may be able to exercise control over the Company's affairs, elect the entire Board of Directors and control the outcome of any matter submitted to a vote of the Company's stockholders. See "Security Ownership of Certain Beneficial Owners and Management."

SUBSTANTIAL PROCEEDS OF OFFERING PAYABLE TO AFFILIATES OF FOUNDING COMPANIES

     Of the estimated net proceeds of the Offering and the net funds to be provided under the Term Loan and the Subordinated Debt, approximately $85.7 million will be paid as the cash portions of the purchase prices for the Acquisitions and the related real estate. Some of the recipients of these funds will become directors or executive officers of the Company or will be holders of more than five percent of the shares of Common Stock outstanding when the Acquisitions and the Offering close. Additionally, J&D Capital Investments, L.C. has agreed to advance to TCMS such funds as are necessary (up to $1.0 million) to effect the Acquisitions and the Offering pursuant to a bridge loan agreement (the "J&D Loan Agreement"), and those advances will be repaid from the proceeds of the Offering, together with interest at the rate of 10.0% per annum. See "Use of Proceeds" and "Certain Transactions."

DEPENDENCE ON KEY MANAGEMENT PERSONNEL

     The success of the Company's operations will depend on the continuing efforts of its executive officers and the senior operating management of the Founding Companies, and likely will depend on the senior management of any significant businesses the Company acquires in the future. The business or prospects of the Company could be affected adversely if any of those persons does not continue in his or her management role after joining the Company, and the Company is unable to attract and retain qualified replacements. See "Management."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, no public market for the Common Stock has existed, and the initial public offering price, which TCMS and representatives of the Underwriters will negotiate, may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. TCMS has applied to have the Common Stock approved for quotation on the Nasdaq National Market, but no assurance can be given that an active trading market will develop or be maintained for the Common Stock. The market price of the Common Stock after the Offering may fluctuate significantly from time to time in response to numerous factors, including the timing of any acquisitions by the Company, variations in the reported financial results of the Company or those of its competitors, changes by financial research analysts in their estimates of future earnings of the Company, changing conditions in the economy in general or in the Company's industry in particular and unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or its business. In addition, the stock markets experience significant price and volume volatility from time to time which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS

     The Amended and Restated Certificate of Incorporation of TCMS (the "Charter") authorizes the Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the Common Stock respecting dividends and distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, the Charter contains a prohibition of stockholder action by written consent. Certain provisions of the Delaware General Corporation Law (the "DGCL") may also discourage takeover attempts that have not been approved by the Board of Directors. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Common Stock in the Offering will experience immediate, substantial dilution in the net tangible book value of their stock of
$          per share and may experience further dilution in that value from issuances of Common Stock in the future. See "Dilution."

                                  THE COMPANY

     TCMS was organized in April 1996 to become a fully integrated marine construction company focusing on the transition zone (marsh, swamp and coastal regions out to water depths of 20 feet) and shallow water (water depths of 20 to 200 feet) regions along the U.S. Gulf Coast. The Company's goal is to become a leader in the consolidation of these fragmented segments of the marine construction industry through an aggressive acquisition program. On closing of the Acquisitions, the Company's services will include offshore pipeline installation and repair services, hydrostatic testing and commissioning of pipelines and fabrication and refurbishment of components for offshore platforms and drilling rigs. TCMS has entered into definitive agreements to acquire the Founding Companies concurrently with and as a condition to the closing of the Offering. In 1996, the Founding Companies, which have been in business an average of 47 years, had pro forma combined revenue of approximately $73.0 million. For a description of the transactions pursuant to which these businesses will be acquired, see "Certain Transactions -- Organization of the Company." The following is a brief description of the Founding Companies:

     Woodson. Woodson Construction Company (collectively with three affiliated companies, "Woodson") is primarily engaged in the business of installing and repairing pipelines in water depths of up to 20 feet, through the transition zone to onshore gathering, transmission and processing facilities along the U.
S. Gulf Coast. Woodson is headquartered in Lafayette, Louisiana and maintains its primary operating facility in Delcambre, Louisiana. Woodson primarily operates in the marshland areas of Louisiana and, to a lesser extent, in similar regions in neighboring states. In addition to pipeline installation and repair, Woodson also (i) manufactures amphibious undercarriages for use in its own operations and for sale to third parties, and (ii) performs onshore environmental site assessments and on-site remediation of petroleum-contaminated areas. Woodson generated revenue of approximately $17.9 million and $18.1 million during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     CSI. CSI Hydrostatic Testers, Inc. (collectively with a subsidiary and an affiliated company, "CSI"), performs (i) onshore and offshore hydrostatic testing and commissioning of pipelines, (ii) pipeline cleaning, drying and dehydration and (iii) pipeline jetting and other pipeline burial services. CSI is headquartered in Lafayette, Louisiana and operates along the U.S. Gulf Coast and in certain international markets. CSI generated revenue of approximately $8.4 million and $9.6 million during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     HBH. HBH, Inc. ("HBH") focuses its operations on installing and repairing offshore pipelines for the oil and gas industry within the transition zone and shallow water regions along the U. S. Gulf Coast. HBH is headquartered in Belle Chasse, Louisiana and operates primarily off the coast of Louisiana and in Mobile Bay, off the coast of Alabama. HBH generated revenue of approximately $36.9 million and $23.9 million during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     RFCNI. The Red Fox Companies of New Iberia, Inc. ("RFCNI") is primarily engaged in the fabrication and refurbishment of (i) structural components of fixed platforms for use in the development of oil and gas, and (ii) structural components, primarily deck structures, for offshore drilling rigs and barge drilling rigs. RFCNI also fabricates marine sewage treatment units, which are installed on offshore platforms and drilling rigs. RFCNI's headquarters and principal fabrication yard are located in New Iberia, Louisiana. RFCNI generated revenue of approximately $9.7 million and $4.5 million during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     SUMMARY OF TERMS OF THE ACQUISITIONS. The aggregate consideration TCMS will pay to acquire the Founding Companies and certain related real estate consists of (i) approximately $85.7 million in cash, (ii) $3.0 million in 8.0% notes payable over a ten-year term ending in 2007 and (iii) 2,573,333 shares of Common Stock. The Company will also assume up to $11.0 million of indebtedness of the Founding Companies and then repay or refinance substantially all that indebtedness at or shortly after the closing of the Acquisitions. In addition, the acquisition agreements for the RFCNI and CSI Acquisitions provide for post-closing adjustments, which are to be determined based on a multiple of estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") for RFCNI and one of the entities comprising CSI, payable in a combination of cash and shares of Common Stock. Based on a preliminary determination, the Company currently estimates that no additional consideration will be payable as a result of these post-closing adjustments.

     The closing of each Acquisition is subject to customary conditions, including, among others: the continuing accuracy of the representations and warranties made by the Founding Companies, their principal shareholders and TCMS; the performance of each of their respective covenants included in the agreements relating to the Acquisitions; and the nonexistence of a material adverse change in the results of operations, financial condition or business of each Founding Company prior to the closing date.

     Any Founding Company's acquisition agreement may be terminated under certain circumstances prior to the closing of the Offering, including: (i) by the mutual consent of the Board of Directors of TCMS and the owner or owners of that Founding Company; (ii) by TCMS if the disclosure schedules to the acquisition agreement are amended to reflect a material adverse change in that Founding Company; or (iii) if a material breach or default under the agreement by one party occurs and is not waived. No assurance can be given that the conditions to the closing of all the Acquisitions will be satisfied or waived or that each Acquisition will close. See "Certain Transactions -- Acquisitions of the Founding Companies."

     TCMS is a Delaware corporation. Its corporate offices are located at 4506 South Lewis Street, New Iberia, Louisiana 70562, and its telephone number is
(318) 896-7900.

                                USE OF PROCEEDS

     TCMS estimates its net proceeds from the Offering will be approximately $55.2 million (approximately $63.7 million if the Underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses, including approximately $0.7 million to be used to repay advances under the J&D Loan Agreement, which were used to fund Offering expenses. The Company will use these net proceeds, together with the $35.0 million funding under the Term Loan and the issuance of $15.0 million of Subordinated Debt to (i) pay the $85.7 million cash portion of the aggregate purchase price for the Acquisitions, (ii) repay up to $11.0 million of outstanding indebtedness of the Founding Companies, (iii) pay success bonuses and salaries aggregating $0.5 million to certain members of executive management of TCMS, (iv) pay financial advisory fees of $0.7 million to MGCO,
(v) pay debt costs related to the Term Loan and Subordinated Debt of $1.0 million and (vi) for general corporate purposes, which may include future acquisitions.

     TCMS intends to enter into a credit agreement with certain financial institutions providing for the Term Loan and a revolving credit facility providing for borrowings of up to $15.0 million (the "Revolving Credit Facility"). TCMS expects the Term Loan will be secured by liens on substantially all the Company's existing property, plant and equipment and the Revolving Credit Facility will be secured by the Company's accounts receivable. TCMS has initiated discussions with financial institutions to establish the terms of the Term Loan and Revolving Credit Facility and, on the basis of those discussions, expects those facilities to be in place prior to the closing of the Offering. The Company also anticipates issuing the Subordinated Debt prior to the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Combined Liquidity and Capital Resources."

     The indebtedness of the Founding Companies to be repaid from the proceeds of the Offering bears interest at rates ranging from 6.6% to 11.2% per annum and would otherwise mature at various dates through April 2003. Advances under the J&D Loan Agreement bear interest at a rate of 10.0% per annum and are due on or before the earlier of June 19, 1998 or 30 days following the closing of the Offering.

                                DIVIDEND POLICY

     TCMS currently intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. Any future dividends will be at the discretion of the Board of Directors, after taking into account various factors, including, among others, the Company's financial condition, results of operations, cash flows from operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Delaware law, the restrictions imposed by the Term Loan, the Revolving Credit Facility and the Subordinated Debt and any restrictions that may be imposed by the Company's future credit arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Combined Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and current maturities of long-term debt and capitalization of the Company as of June 30, 1997(i) on a pro forma combined basis to give effect to the Acquisitions and (ii) as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom and the receipt and application of $35.0 million of funding under the Term Loan and the issuance of $15.0 million of Subordinated Debt, as described in "Use of Proceeds." This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of the Company and the notes thereto included in this Prospectus.

                                                                   JUNE 30, 1997
                                                              ------------------------
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Notes payable and current maturities of long-term debt(1)...   $ 4,027      $  3,627
Notes payable to founding stockholders(2)...................    85,650            --
                                                               -------      --------
          Total short-term debt.............................   $89,677      $  3,627
                                                               =======      ========
Long-term debt, including Subordinated Debt, net of current
  maturities................................................   $11,154      $ 50,367
Stockholders' equity:
  Preferred Stock, $.001 par value, 2,000,000 shares
     authorized; none issued and outstanding................        --            --
  Common Stock, $.001 par value, 20,000,000 shares
     authorized; 2,854,333 issued and outstanding, pro
     forma; and 6,854,333 issued and outstanding, as
     adjusted...............................................         3             7
  Restricted Common Stock, $.001 par value, 3,000,000 shares authorized; 975,000 issued and outstanding, pro forma
     and as adjusted........................................         1             1
  Additional paid-in capital................................    (4,636)       50,594
  Retained earnings.........................................     6,420         6,420
  Net unrealized gain on available for sale securities, net
     of deferred income taxes...............................        14            14
                                                               -------      --------
       Total stockholders' equity...........................     1,802        57,036
                                                               -------      --------
          Total capitalization..............................   $12,956      $107,403
                                                               =======      ========

---------------

(1) For a description of the Company's debt, see the notes to Unaudited Pro Forma Combined Financial Statements and notes to the Founding Companies' Financial Statements.

(2) Includes the cash portion of the aggregate consideration to be paid in connection with the Acquisitions, which will be paid from a portion of the net proceeds of the Offering and the financings under the Term Loan and through the issuance of the Subordinated Debt.

                                    DILUTION

     The deficit in pro forma net tangible book value of the Company as of June 30, 1997 was approximately $(48.4) million, or approximately $(12.63) per share of Common Stock, after giving effect to the Acquisitions and the financings thereof. The pro forma net tangible book value per share represents the amount by which the Company's pro forma tangible net worth (pro forma total tangible assets less pro forma total liabilities) divided by the number of shares of Common Stock to be outstanding after giving effect to the Acquisitions. After giving effect to the sale of the shares of Common Stock offered hereby, and after deducting underwriting discounts and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom and the receipt and application of $35.0 million of funding under the Term Loan and the issuance of $15.0 million of Subordinated Debt, as described in "Use of Proceeds," the Company's pro forma net tangible book value as of June 30, 1997 would have been approximately $6.9 million, or approximately $0.88 per share. This represents an immediate increase in pro forma net tangible book value of approximately $13.51 per share to existing stockholders and an immediate
dilution of approximately $          per share to new investors purchasing
shares in the Offering. The following table illustrates this pro forma dilution:

Assumed initial public offering price per share.............             $
Pro forma net tangible book value per share before the
  Offering..................................................  $(12.63)
Increase in pro forma net tangible book value per share
  attributable to new investors.............................    13.51
                                                              -------
Pro forma net tangible book value per share after the
  Offering..................................................               0.88
                                                                         ------
Dilution per share to new investor(s).......................             $
                                                                         ======

     The dilution to new investors purchasing shares in the Offering will increase if the initial public offering price is higher, and will decrease if
the initial public offering price is lower, than $          per share.

     The following table sets forth, on a pro forma basis to give effect to the Acquisitions as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and the new investors purchasing shares of Common Stock from the Company in the Offering (before deducting underwriting discounts and commissions and estimated offering expenses):

                                   SHARES PURCHASED      TOTAL CONSIDERATION
                                 --------------------    --------------------    AVERAGE PRICE
                                  NUMBER      PERCENT     AMOUNT     PERCENT       PER SHARE
                                 ---------    -------    --------    --------    -------------
Existing stockholders..........  3,829,333      48.9%     $    (1)          %       $
New investors..................  4,000,000      51.1%
                                 ---------     -----      -------      -----
          Total................  7,829,333     100.0%     $            100.0%
                                 =========     =====      =======      =====

---------------

(1) Total consideration paid by existing stockholders represents the combined shareholders' equity of the Founding Companies before the Offering, adjusted to reflect the cash portion of the consideration payable to the shareholders of the Founding Companies in connection with the Acquisitions. See "Use of Proceeds" and "Capitalization."

                         SELECTED FINANCIAL INFORMATION

     In accordance with the applicable accounting rules of the Commission, Woodson has been identified as the "accounting acquiror" for financial accounting purposes. The following selected historical consolidated financial information of the accounting acquiror has been derived (i) from the audited financial statements of Woodson for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and (ii) from the unaudited financial statements of Woodson for the six months ended June 30, 1996 and 1997 which have been prepared on the same basis as the audited statements and, in the opinion of Woodson, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of that information. See the combined historical financial statements of Woodson and the notes thereto included herein. The following summary unaudited pro forma financial information represents historical information of the Company, as adjusted to give effect to (i) the Acquisitions,
(ii) the closing of the Offering and the application of the proceeds therefrom,
(iii) the receipt and application of $35.0 million of funding under the Term Loan and the issuance of $15.0 million of Subordinated Debt and (iv) the other pro forma adjustments referred to below. See the Unaudited Pro Forma Combined Financial Statements and the notes thereto included herein.

                                                                                                          SIX MONTHS
                                                          YEAR ENDED DECEMBER 31                        ENDED JUNE 30
                                          -------------------------------------------------------     ------------------
                                           1992         1993         1994       1995       1996        1996       1997
                                          -------      -------      -------    -------    -------     -------    -------
HISTORICAL STATEMENT OF OPERATIONS DATA:                                                                 (UNAUDITED)
                                                                          (IN THOUSANDS)
WOODSON:
  Revenue...............................  $25,529(1)   $14,302      $ 7,786    $18,075    $17,933     $10,689    $18,104
  Cost of revenue.......................   21,845(1)    10,909        5,874     12,716     13,561       7,833     15,243
  Selling, general and administrative
    expenses............................    3,254        2,991        3,011      2,672      2,968       1,479      1,435
  Depreciation and amortization.........      794          831          728        574        562         291        455
  Operating income (loss)...............     (364)        (429)      (1,827)     2,113        842       1,086        971
  Interest income.......................       59           43           20         25         86          40         64
  Interest expense......................      (57)         (58)        (101)      (109)       (35)         (6)       (45)
  Other income, net.....................      248(2)       107           96         69        357(3)       99        496(3)
  Income (loss) before income taxes.....     (114)        (337)      (1,812)     2,098      1,250       1,219      1,486
  Provision (benefit) for income
    taxes...............................       (4)        (141)         (86)        91         91          17        191
  Cumulative effect of accounting
    change..............................       --          225(4)        --         --         --          --         --
  Net income (loss).....................  $  (110)     $    29      $(1,726)   $ 2,007    $ 1,159     $ 1,202    $ 1,295
                                          =======      =======      =======    =======    =======     =======    =======

                                                                 YEAR ENDED               SIX MONTHS
                                                              DECEMBER 31, 1996      ENDED JUNE 30, 1997
                                                              -----------------      --------------------
                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                          SHARE INFORMATION)
PRO FORMA(5):
  Revenue...................................................     $   72,744               $   54,906
  Cost of revenue...........................................         60,573                   42,923
  Selling, general and administrative expenses(6)...........          6,958                    3,957
  Depreciation and amortization(7)..........................          5,811                    3,573
  Operating income (loss)...................................           (598)                   4,453
  Interest expense(8).......................................         (4,772)                  (2,386)
  Other income, net.........................................          1,163                      617
  Provision (benefit) for income taxes......................         (1,181)                   1,325
  Net income (loss).........................................     $   (3,026)              $    1,359
                                                                 ==========               ==========
  Pro forma income (loss) per share.........................     $     (.39)              $      .17
  Shares used in computing pro forma income (loss) per
    share(9)................................................      7,852,666                7,852,666

                                                                 DECEMBER 31                        JUNE 30, 1997
                                                  ------------------------------------------   ------------------------
                                                                                                             PRO FORMA
                                                                                                                AS
                                                   1992     1993     1994     1995     1996    HISTORICAL   ADJUSTED(5)
                                                  ------   ------   ------   ------   ------   ----------   -----------
                                                                             (IN THOUSANDS)
BALANCE SHEET INFORMATION:
  Working capital...............................  $3,938   $2,862   $1,401   $4,628   $3,803    $ 3,432      $  7,806
  Property, plant and equipment, net............   2,745    2,669    2,252    1,872    2,956      4,348        65,525
  Total assets..................................   9,956    8,764    6,997    9,007    9,156     13,648       150,803
  Long-term debt, including Subordinated Debt,
    net of current maturities...................      79       48       19       --       --         --        50,367
  Shareholders' equity..........................   7,775    7,370    5,646    7,616    7,717      8,707        57,036

---------------

(1) Variance between years is primarily attributable to a higher level of construction activity and the fact that the 1992 period was a thirteen-month period due to a change in fiscal year end.

(2) This amount is primarily comprised of royalty income not realized in other periods.

(3) This amount primarily represents gains recognized on the sale of various assets.

(4) Represents the net effect of adopting FASB No. 109, "Accounting for Income Taxes."

(5) The pro forma combined statement of operations information assumes the Offering, the Acquisitions, the funding under the Term Loan, the issuance of the Subordinated Debt and the issuance of the presently outstanding Common Stock all were closed on January 1 of each period presented. The pro forma, as adjusted balance sheet information assumes those transactions were closed on June 30, 1997. The pro forma combined financial information (i) is not necessarily indicative of the results the Company would have obtained had these events actually occurred when assumed or of the Company's future results, (ii) is based on preliminary estimates, available information and certain assumptions management deems appropriate and (iii) should be read in conjunction with the financial statements and notes thereto included in this Prospectus.

(6) Includes the effect of certain eliminations of related-party rental and lease expenses resulting from the purchase of certain real properties as part of the Acquisitions, as follows: (i) $330,000 for the year ended December 31, 1996 and (ii) $165,000 for the six months ended June 30, 1997. Does not include anticipated future costs related to TCMS' new corporate management and costs associated with being a public company, which cannot be accurately estimated at this time and which management of TCMS expects will be offset by certain cost savings and margin improvements resulting from the combination of the Founding Companies (which also cannot be accurately estimated at this time).

(7) Includes amortization of the $50.2 million of goodwill to be recorded as a result of the Acquisitions and additional depreciation expense due to the allocation of $45.8 million of the purchase price to property, plant and equipment, as described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

(8) Reflects interest expense relating to the Term Loan and the Subordinated Debt and the $3.0 million of 8.0% notes being issued to the sole shareholder of RFCNI as part of the Acquisition of RFCNI, net of a reduction in interest expense related to the refinancing of the Founding Companies' outstanding indebtedness.

(9) Includes (i) an aggregate of 1,256,000 shares issued to founders of TCMS and certain of its executive officers and consultants, including 975,000 shares of Restricted Common Stock, (ii) 2,573,333 shares to be issued as consideration in the Acquisitions, (iii) the effect of 50,000 shares issuable pursuant to the MG Warrant and (iv) the 4,000,000 shares being offered hereby.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Information" and the financial statements and the notes thereto included elsewhere in this Prospectus. The following information contains forward-looking statements. For a discussion of certain limitations inherent in such statements, see "Risk Factors -- Forward-Looking Information."

INTRODUCTION

     The Company derives its revenue primarily from providing services related to pipeline installation and repair, hydrostatic testing and commissioning of pipelines, and fabrication and refurbishment of components for oil and gas production platforms and drilling rigs. To a lesser extent, the Company generates revenue from (i) the manufacture and sale of amphibious undercarriages for marine construction equipment used in stump-studded swamp terrain and (ii) onshore environmental site assessments and on-site remediation of petroleum-contaminated areas.

     Most of the Company's services are provided under fixed-priced contracts and are generally completed within one year. These contracts are usually accounted for using the percentage-of-completion method of accounting. Under this method, the percentage-of-completion is determined by comparing contract costs incurred to date with total estimated contract costs. Any significant revision in cost and income estimates is reflected in the accounting period in which the facts that require the revision become known. Income is recognized by applying the percentage complete to the projected total income for each contract in progress. Cost of revenue consists of direct material, labor and subcontracting costs and indirect costs related to contract performance, such as indirect labor, supplies and tools. Cost of revenue also includes the manufacturing costs related to the amphibious undercarriages sold and costs associated with the services provided for site assessments and remediation activities. Selling, general and administrative expenses have historically consisted primarily of compensation and benefits to owners as well as to sales and administrative employees, fees for professional services and other general office expenses. Selling, general and administrative expenses have also historically included incentive and discretionary bonuses paid to owners, including amounts paid in lieu of S corporation distributions to enable them to meet their income tax obligations.

     The Founding Companies have historically operated as independent, privately owned entities, and their results of operations reflect varying tax structures (S corporations or C corporations) which have influenced the historical level of owners' compensation. Cost of revenue and selling, general and administrative expenses as a percentage of revenue may not be comparable among the individual Founding Companies because of differences in their operations.

     The Company believes the combination of the Founding Companies will provide opportunities to improve operating margins and increase profitability. The Company believes it will be able to achieve operating efficiencies and cost savings by consolidating overlapping facilities and certain administrative functions, eliminating the rental expense on certain related party leases relating to certain real properties being purchased as part of the Acquisitions and by rationalizing its asset base. In addition, the Company believes it will be able to increase its asset utilization by implementing a comprehensive marketing effort to capitalize on its position as an integrated provider of pipeline installation and repair and related services in both the transition zone and shallow water market segments. The Company anticipates the savings and margin improvements from these efforts will be partially offset by costs related to the Company's new corporate management and by costs associated with being a public company; however, the Company cannot currently quantify these anticipated savings, margin improvements or costs. Except for the elimination of the rental expense referred to above, the pro forma financial information herein reflects neither expected savings, margin improvements nor expected incremental costs.

     The marine construction industry along the U. S. Gulf Coast is highly seasonal as a result of weather conditions, the availability of daylight hours and the timing of capital expenditures by oil and gas companies. Historically, the Founding Companies have performed a substantial portion of their services during the period from March through November, and, therefore, a disproportionate portion of their contract revenue, gross profit and net income generally has been earned during the second and third quarters of the calendar year. Because of this seasonality, the Company's future full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, the Company's results of operations will also be affected by the level of oil and gas exploration and development activity maintained by oil and gas companies in the Gulf of Mexico. The level of exploration and development activity is related to several factors, including trends of oil and gas prices, exploration and production companies' expectations of future oil and gas prices, and changes in technology which reduce costs and improve expected returns on investment.

     In July 1996, the Commission issued Staff Accounting Bulletin No. 97 ("SAB 97"), relating to business combinations immediately prior to an initial public offering. SAB 97 requires that these combinations be accounted for using the purchase method of accounting and requires one of the companies to be designated as the accounting acquiror. In connection with the Acquisitions and the Offering, Woodson has been designated as the acquiring company because its current shareholders, in the aggregate, represent the highest percentage of the Common Stock (other than Restricted Common Stock and shares of Common Stock to be issued in the Offering) that will be issued to former shareholders of the Founding Companies. For the remaining Founding Companies, $50.2 million (pro forma as of June 30, 1997) of the excess of the purchase price over the fair value of the net assets to be acquired, will be recorded as "goodwill" and will be amortized as a non-cash charge to the income statement over a 40-year period. The annual pro forma impact of this amortization expense, which is generally non-deductible for tax purposes, is $1.3 million. Prior to the issuance of SAB 97, goodwill and related amortization expense were not required to be recorded for most business combinations similar to the Acquisitions. See "Certain Transactions -- Organization of the Company."

COMBINED RESULTS OF OPERATIONS

     The combined results of operations of the Founding Companies for the periods presented in the table below do not represent combined results of operations presented in accordance with generally accepted accounting principles (because combining companies not under common control is not permitted under those principles), but are only a summation of the revenue, cost of revenue, selling, general and administrative expenses and depreciation and amortization of TCMS and the individual Founding Companies on a historical basis (and these items as a percentage of revenue). The combined results exclude the effect of pro forma adjustments and intercompany eliminations between the Founding Companies and, therefore, may not be comparable to the Company's post-combination results of operations because: (i) the Founding Companies were not under common control or common management during the periods presented; (ii) the Founding Companies had different tax structures during the periods presented; (iii) the Company will incur incremental costs related to its new corporate management and being a public company; (iv) the Company will use the purchase method to record the Acquisitions, resulting in the recording of goodwill, which will be amortized over 40 years; and (v) the combined information does not reflect the potential benefits and cost savings the Company expects to realize when operating as a combined entity.

                                                                                                   SIX MONTHS ENDED
                                                                                                       JUNE 30
                                                                                          ----------------------------------
                                     1994(1)            1995(1)            1996(2)             1996               1997
                                 ---------------    ---------------    ---------------    ---------------    ---------------
                                                                                                     (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
Revenue........................  $33,989   100.0%   $48,569   100.0%   $72,983   100.0%   $36,725   100.0%   $56,096   100.0%
Costs and expenses:
  Cost of revenue..............   26,138    76.9     42,279    87.0     60,812    83.3     29,347    79.9     44,113    78.6
  Selling, general and
    administrative expenses....    6,315    18.6      6,522    13.4      7,288    10.0      3,486     9.5      4,122     7.4
  Depreciation and
    amortization...............    1,535     4.5      1,729     3.6      2,415     3.3      1,220     3.3      1,458     2.6
                                 -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
Operating income (loss)........  $     1      --%   $(1,961)   (4.0)%  $ 2,468     3.4%   $ 2,672     7.3%   $ 6,403    11.4%
                                 =======   =====    =======   =====    =======   =====    =======   =====    =======   =====

---------------

(1) The financial information is presented on the basis of a year ended December 31 for each Founding Company except CSI, which is presented for the fiscal year ended May 31.

(2) Reflects results of operations for the Founding Companies for the twelve months ended December 31, 1996.

  Combined results for the six months ended June 30, 1997 compared to the six months ended June 30, 1996

     Revenue. Revenue increased $19.4 million, or 52.7%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase primarily resulted from increased pipeline construction activity at Woodson and HBH, with revenue increasing by $12.2 million from this activity. In addition, revenue increased $5.8 million at CSI, with the newly acquired (and recently refurbished) M/V Discovery (a multi-purpose service vessel) generating most of this increase, and $1.4 million at RFCNI, as a result of increased fabrication activity during the 1997 period.

     Cost of revenue. Cost of revenue increased $14.8 million, or 50.3%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase primarily resulted from increased costs of $10.5 million at Woodson and HBH, associated principally with increased pipeline construction activity. In addition, costs associated with the operation of the M/V Discovery were primarily responsible for a $3.2 million increase in cost of revenue at CSI for the 1997 period. As a percentage of revenue, cost of revenue was 78.6% for the six months ended June 30, 1997 compared to 79.9% for the corresponding period in the prior year.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.6 million, or 18.2%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. As a percentage of revenue, selling, general and administrative expenses were 7.4% for the six months ended June 30, 1997 compared to 9.5% for the corresponding period in the prior year.

     Depreciation and amortization. Depreciation and amortization expenses increased $0.2 million, or 19.5%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was related to equipment purchases and the acquisition of, and improvements to, the M/V Discovery.

  Combined results for 1996 compared to 1995

     Revenue. Revenue increased $24.4 million, or 50.3%, in 1996 compared to 1995. The increase was due primarily to the increased revenues of $22.1 million at HBH resulting largely from a full year of operations of the BH-400 pipelay barge, which was placed in service in October 1995, and the completion of a large pipeline installation project in the transition zone along the U.S. Gulf Coast.

     Cost of revenue. Cost of revenue increased $18.5 million, or 43.8%, in 1996 compared to 1995. The increase was primarily attributable to the increase in activity resulting from a full year of operations of the BH-400. As a percentage of revenue, cost of revenue was 83.3% in 1996 compared to 87.0% in 1995. The improved margin was primarily due to reductions in standby time, weather downtime and sub-contract services.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.8 million, or 11.7%, in 1996 compared to 1995. As a percentage of revenue, selling, general and administrative expenses were 10.0% in 1996 compared to 13.4% in 1995.

     Depreciation and amortization. Depreciation and amortization expenses increased $0.7 million, or 39.7%, in 1996 compared to 1995, due primarily to the acquisition of the BH-400 in October 1995.

  Combined results for 1995 compared to 1994

     Revenue. Revenue increased $14.6 million, or 42.9%, in 1995 compared to 1994. The increase was due primarily to increased pipeline installation and repair operations and increased fabrication activity.

     Cost of revenue. Cost of revenue increased $16.1 million, or 61.8%, in 1995 compared to 1994. The increase was due to increased pipeline installation and repair activity, including increased costs relating to standby time, weather downtime and sub-contract services caused in part by the late delivery of the BH-400. In addition, increased activity in lower margin, material-intensive fabrication work contributed to the cost increase as well as to the higher cost as a percentage of revenue. As a percentage of revenue, cost of revenue was 87.0% in 1995 compared to 76.9% in 1994.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.2 million, or 3.3%, in 1995 compared to 1994. As a percentage of revenue, selling, general and administrative expenses were 13.4% in 1995 compared to 18.6% in 1994.

     Depreciation and amortization. Depreciation and amortization expenses increased $0.2 million, or 12.6%, due primarily to equipment purchases by HBH.

COMBINED LIQUIDITY AND CAPITAL RESOURCES

     During the six months ended June 30, 1997, TCMS and the Founding Companies generated a combined $2.5 million of net cash from operating activities. Net cash used in investing activities was a combined $2.9 million. Principal uses of cash consisted of $5.5 million of capital expenditures, including approximately $3.5 million to acquire the M/V Discovery, offset partially by $2.4 million in proceeds from sales of investments. Net cash provided by financing activities was a combined $2.2 million, due to net increases in long-term debt. At June 30, 1997, TCMS and the Founding Companies had working capital of $5.7 million and long-term debt, net of current maturities, of $9.3 million. On a pro forma basis, after giving effect to the Offering and the application of the proceeds therefrom together with the proceeds from borrowings under the Term Loan and the issuance of the Subordinated Debt, the Company would have had combined working capital of $7.8 million and long-term debt, net of current maturities, of $50.4 million at June 30, 1997.

     During 1996, the Founding Companies generated a combined $3.5 million in net cash from operating activities. Principal sources of cash were net income of $2.5 million and depreciation and amortization of $2.4 million, offset partially by net uses of cash for working capital, principally accounts receivable. Net cash used in investing activities was a combined $1.9 million. Principal uses of cash consisted of $5.0 million for purchases of equipment, offset partially by proceeds from the sales of investments, collection of notes receivable from a shareholder and proceeds from the sale of equipment. Net cash used in financing activities was a combined $2.1 million. At December 31, 1996, the Founding Companies had combined working capital of $0.9 million and long-term debt of $7.6 million.

     TCMS intends to enter into a credit agreement with certain financial institutions providing for the Term Loan and the Revolving Credit Facility. TCMS expects that the Term Loan will provide financing of $35.0 million and that the Revolving Credit Facility will provide for borrowings of up to $15.0 million. It is expected that the Term Loan will be secured by liens on substantially all the Company's existing property, plant and equipment and that the Revolving Credit Facility will be secured by the Company's accounts receivable. The financing under the Term Loan will be used to pay a portion of the aggregate purchase price for the Acquisitions and, together with borrowings under the Revolving Credit Facility, for general corporate purposes, which may include future acquisitions. The Company expects that the Term Loan and Revolving Credit Facility will require the Company to comply with various loan covenants including (i) maintenance of certain financial ratios; (ii) limitations on additional indebtedness; and (iii) limitations on liens, guarantees, advances and dividends. The Company anticipates the Term Loan will provide for monthly repayments, based on a 15-year amortization, with a final maturity in 2007. The Company expects to fund those repayments, as well as the repayment of any borrowings under the Revolving Credit Facility, through cash flows from operations.

     The Company also anticipates issuing $15.0 million principal amount of Subordinated Debt prior to the closing of the Offering. The Company expects the Subordinated Debt will be repaid within two years of issuance through cash flows from operations. In the event cash flows from operations are insufficient to repay the Subordinated Debt in its entirety at maturity, the Company would seek to refinance that indebtedness.

     The Company intends to continue pursuing attractive acquisition opportunities. The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. The Company expects to fund future acquisitions through the issuance of additional equity as well as through a combination of working capital, cash flow from operations and borrowings, including borrowings under the Revolving Credit Facility.

INFLATION

     Inflation has not had a material impact on the Company's results of operations for the last three years or during the six months ended June 30, 1997.

RESULTS OF OPERATIONS -- WOODSON

     The following table presents certain selected data (and that data as a percentage of revenue) of Woodson on a historical basis for the periods indicated (dollars in thousands):

                                                                                                  SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31                                 JUNE 30
                                -----------------------------------------------------    ----------------------------------
                                     1994               1995               1996               1996               1997
                                ---------------    ---------------    ---------------    ---------------    ---------------
                                                                                                    (UNAUDITED)
Revenue.......................  $ 7,786   100.0%   $18,075   100.0%   $17,933   100.0%   $10,689   100.0%   $18,104   100.0%
Costs and expenses:
  Cost of revenue.............    5,874    75.4     12,716    70.3     13,561    75.6      7,833    73.3     15,243    84.2
  Selling, general and
    administrative expenses...    3,011    38.7      2,672    14.8      2,968    16.6      1,479    13.8      1,435     7.9
  Depreciation and
    amortization..............      728     9.4        574     3.2        562     3.1        291     2.7        455     2.5
                                -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
Operating income (loss).......  $(1,827)  (23.5)%  $ 2,113    11.7%   $   842     4.7%   $ 1,086    10.2%   $   971     5.4%
                                =======   =====    =======   =====    =======   =====    =======   =====    =======   =====

 Woodson's results for the six months ended June 30, 1997 compared to the six months ended June 30, 1996

     Revenue. Revenue increased $7.4 million, or 69.4%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was primarily due to increases of $7.2 million and $0.6 million, respectively, in pipeline construction revenue and revenue related to the manufacturing of amphibious undercarriages, partially offset by a decrease of $0.4 million in revenue from environmental services. The pipeline construction revenue increase was attributable to improved market activity in 1997.

     Cost of revenue. Cost of revenue increased $7.4 million, or 94.6%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was primarily due to the increase in pipeline construction activity in the 1997 period. As a percentage of revenue, cost of revenue was 84.2% for the six months ended June 30, 1997 compared to 73.3% for the corresponding period in the prior year.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $44,000, or 3.0%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. As a percentage of revenue, selling, general and administrative expenses were 7.9% for the six months ended June 30, 1997 compared to 13.8% for the corresponding period in the prior year.

     Depreciation and amortization. Depreciation and amortization expenses increased $0.2 million, or 56.4%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was due to the additional property, plant and equipment placed in service in 1996 and early 1997.

  Woodson's results for 1996 compared to 1995

     Revenue. Revenue decreased $0.1 million, or 0.8%, in 1996 compared to 1995. The decrease was primarily a result of a $0.7 million decrease in environmental services revenue caused by less activity with the Louisiana Department of Environmental Quality, partially offset by a $0.6 million increase in revenue from sales of amphibious undercarriages.

     Cost of revenue. Cost of revenue increased $0.8 million, or 6.6%, in 1996 compared to 1995. The increase was primarily due to additional maintenance costs during equipment downtime. As a percentage of revenue, cost of revenue was 75.6% in 1996 compared to 70.3% in 1995.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.3 million, or 11.1%, in 1996 compared to 1995. The increase was primarily due to a one-time bonus paid to officers and the employment of a safety consultant. As a percentage of revenue, selling, general and administrative expenses were 16.6% in 1996 compared to 14.8% in 1995.

     Depreciation and amortization. Depreciation and amortization expenses were essentially unchanged for 1996 compared to 1995.

  Woodson's results for 1995 compared to 1994

     Revenue. Revenue increased $10.3 million, or 132%, in 1995 compared to 1994. The increase was primarily due to the unusual decline in 1994 new sales contracts resulting from adverse market conditions and a corresponding increase in 1995 revenue because of increased activity, primarily in the pipeline construction market.

     Cost of revenue. Cost of revenue increased $6.8 million, or 117%, in 1995 compared to 1994. As a percentage of revenue, cost of revenue was 70.3% in 1995 compared to 75.4% in 1994. The percentage decrease was primarily due to higher utilization rates for Woodson's pipelaying barges and related equipment, which resulted in a reduction in maintenance costs as there was less time available in 1995 to perform maintenance on idle equipment.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.3 million, or 11.3%, in 1995 compared to 1994. The decrease was primarily due to a reduction in bad debt expense. As a percentage of revenue, selling, general and administrative expenses were 14.8% in 1995 compared to 38.7% in 1994. The percentage decrease was primarily due to the significant increase in revenue discussed above without a commensurate increase in overhead expenses.

     Depreciation and amortization. Depreciation and amortization expenses decreased $0.2 million 1995, or 21.2%, compared to 1994.

  Woodson's liquidity and capital resources

     Woodson generated $0.3 million in net cash in operating activities for the six months ended June 30, 1997. Generally, sufficient funds for operating the business have been generated from operations with minimum borrowings, due in part to the S elections made by two of the affiliated entities, which limited corporate level income taxes. Net cash provided by investing activities was $1.3 million, primarily from proceeds from sales of investments, which were offset partially by capital expenditures. Net cash used in financing activities was $0.8 million, representing repayments of short-term borrowings. At June 30, 1997, Woodson had working capital of $3.4 million, including $1.0 million in short-term borrowings.

     Woodson generated $2.7 million in net cash from operating activities in the year ended December 31, 1996. Net cash used in investing activities was approximately $1.8 million, principally for capital expenditures. Net cash used in financing activities was $0.6 million, primarily for the payment of dividends. At December 31, 1996, Woodson had working capital of $3.8 million, including $0.7 million in short-term borrowings.

RESULTS OF OPERATIONS -- CSI

     The following table presents certain selected data (and that data as a percentage of revenue) of CSI on a historical basis for the periods indicated (dollars in thousands):

                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30
                                                                                       --------------------------------
                                    1994(1)           1995(1)           1996(2)             1996              1997
                                 --------------    --------------    --------------    --------------    --------------
                                                                                                 (UNAUDITED)
Revenue.......................   $5,331   100.0%   $5,226   100.0%   $8,447   100.0%   $3,815   100.0%   $9,606   100.0%
Costs and expenses:
  Cost of revenue.............    2,964    55.6     3,334    63.8     5,264    62.3     2,463    64.6     5,651    58.8
  Selling, general and
    administrative expenses...    1,725    33.2     2,285    44.6     2,435    29.3     1,160    30.4     1,270    13.2
  Depreciation and
    amortization..............      288     4.6       269     4.3       359     3.7       202     5.3       245     2.6
                                 ------   -----    ------   -----    ------   -----    ------   -----    ------   -----
Operating income (loss).......   $  354     6.6%   $ (662)  (12.7)%  $  389     4.7%   $  (10)   (0.3)%  $2,440    25.4%
                                 ======   =====    ======   =====    ======   =====    ======   =====    ======   =====

---------------

(1) The financial information is presented for the twelve months ended May 31.

(2) Reflects results of operations for the twelve months ended December 31, 1996.

  CSI's results for the six months ended June 30, 1997 compared to the six months ended June 30, 1996

     Revenue. Revenue increased $5.8 million, or 152%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was primarily due to the additional revenue generated by the M/V Discovery, which was acquired in early January 1997.

     Cost of revenue. Cost of revenue increased $3.2 million, or 129%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was primarily due to costs associated with the operation of the M/V Discovery. As a percentage of revenue, cost of revenue was 58.8% for the six months ended June 30, 1997 compared to 64.6% for the corresponding period in the prior year. The decrease as a percentage of revenue was due to increased marine construction activity.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.1 million, or 9.5%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. As a percentage of revenue, selling, general and administrative expenses were 13.2% for the six months ended June 30, 1997 compared to 30.4% for the corresponding period in the prior year. The percentage decrease was primarily attributable to the significant increase in revenue relating to the M/V Discovery without a commensurate increase in overhead expenses.

     Depreciation and amortization. Depreciation and amortization expenses increased $43,000, or 21.3%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was related to the acquisition of, and improvements to, the M/V Discovery.

  CSI's results for the year ended December 31, 1996 compared to the year ended May 31, 1995

     Revenue. Revenue increased $3.2 million, or 61.3%, in 1996 compared to the 1995 period. The increase was primarily due to an increase in marine construction activity in the Gulf of Mexico.

     Cost of revenue. Cost of revenue increased $1.9 million, or 57.9%, in 1996 compared to the 1995 period. The increase in cost of revenue was primarily due to the corresponding increase in revenue and related direct costs resulting from the increased activity. As a percentage of revenue, cost of revenue was 62.3% in 1996 compared to 63.8% in the 1995 period.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.2 million, or 6.6%, in 1996 compared to the 1995 period. As a percentage of revenue, selling, general and administrative expenses were 28.8% in 1996 compared to 43.7% in the 1995 period. The percentage decrease was primarily due to the significant increase in revenue experienced in 1996 without a commensurate increase in overhead expenses.

     Depreciation and amortization. Depreciation and amortization expenses increased $0.1 million, or 33.5%, for 1996 compared to the 1995 period. The increase was related to additions of property, plant and equipment in 1995 and 1996.

  CSI's results for the year ended May 31, 1995 compared to the year ended May 31, 1994

     Revenue. Revenue decreased nominally in 1995 compared to the 1994 period.

     Cost of revenue. Cost of revenue increased $0.4 million, or 12.5%, in 1995 compared to the 1994 period. As a percentage of revenue, cost of revenue was 63.8% in 1995 compared to 55.6% in the 1994 period. The percentage increase was primarily due to lower margins on contracts for hydrostatic testing services performed in the 1995 period, resulting from price discounting.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.6 million, or 32.5%, in 1995 compared to the 1994 period. The increase was primarily due to an expansion of the administrative staff and the payment of a one-time bonus of $100,000 to CSI's principal officers. As a percentage of revenue, selling, general and administrative expenses were 43.7% in 1995 compared to 32.4% in the 1994 period.

     Depreciation and amortization. Depreciation and amortization expenses were essentially unchanged in 1995 compared to the 1994 period.

  CSI's liquidity and capital resources

     CSI used $0.5 million in net cash from operating activities during the six months ended June 30, 1997. Net cash used in investing activities was $3.8 million, with $4.2 million used for capital expenditures being offset partially by the sale of certain investments that generated net proceeds of $0.4 million. Net cash provided by financing activities was approximately $3.7 million, principally related to the issuance of notes payable. At June 30, 1997, CSI had working capital of $2.1 million and $5.8 million of debt outstanding (of which $1.1 million was classified as current). Long-term debt consisted of a $3.4 million mortgage note on the M/V Discovery and three bank notes aggregating $1.9 million.

     CSI generated $1.2 million in net cash from operating activities during the year ended December 31, 1996. Net cash used in investing activities was approximately $0.2 million, principally for capital expenditures, which was offset by proceeds from sales of investments. Net cash used in financing activities was $1.2 million, which included borrowings of $1.8 million and repayments of $0.4 million and purchase of treasury stock for $2.3 million. At December 31, 1996, CSI had working capital of $1.7 million and $2.1 million of debt outstanding, all of which is classified as current because the notes are due on demand.

RESULTS OF OPERATIONS -- HBH

     The following table presents certain selected data (and that data as a percentage of revenue) of HBH on a historical basis for the periods indicated (dollars in thousands):

                                                                                                    SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31                               JUNE 30
                                    ----------------------------------------------------   ----------------------------------
                                         1994              1995               1996              1996               1997
                                    ---------------   ---------------    ---------------   ---------------    ---------------
                                                                                                      (UNAUDITED)
Revenue...........................  $15,261   100.0%  $14,771   100.0%   $36,873   100.0%  $19,062   100.0%   $23,850   100.0%
Costs and expenses:
  Cost of revenue.................   12,585    82.4    16,803   113.7     33,727    91.5    16,343    85.7     19,394    81.3
  Selling, general and
    administrative expenses.......      929     6.1       867     5.9      1,000     2.7       484     2.5        671     2.8
  Depreciation and amortization...      503     3.3       871     5.9      1,482     4.0       719     3.8        750     3.2
                                    -------   -----   -------   -----    -------   -----   -------   -----    -------   -----
Operating income (loss)...........  $ 1,244     8.2%  $(3,770)  (25.5)%  $   664     1.8%  $ 1,516     8.0%   $ 3,035    12.7%
                                    =======   =====   =======   =====    =======   =====   =======   =====    =======   =====

  HBH's results for the six months ended June 30, 1997 compared to the six months ended June 30, 1996

     Revenue. Revenue increased $4.8 million, or 25.1%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The revenue increase was attributable to improved pipeline construction activity in 1997, with two major projects contributing $16.8 million in revenue.

     Cost of revenue. Cost of revenue increased $3.1 million, or 18.7%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was primarily attributable to costs related to the higher level of activity in pipeline construction in 1997. Improved pricing and less subcontracting costs as a percentage of overall cost on the major projects in the current period have contributed to higher margins. As a percentage of revenue, cost of revenue was 81.3% for the six months ended June 30, 1997 compared to 85.7% for the corresponding period in the prior year.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.2 million, or 38.6%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was primarily attributable to accruals of performance bonuses in 1997, which were partially offset by the elimination of consulting fees paid in 1996 to HBH's former sole shareholder. As a percentage of revenue, selling, general and administrative expenses were 2.8% for the six months ended June 30, 1997 compared to 2.5% for the corresponding period in the prior year.

     Depreciation and amortization. Depreciation and amortization expenses increased $31,000, or 4.3%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year due to additions to its property, plant and equipment.

  HBH's results for 1996 compared to 1995

     Revenue. Revenue increased $22.1 million, or 150%, in 1996 compared to 1995. The increase was due primarily to full year operating results of the BH-400, which was placed in service in October 1995, and the completion of a large pipeline installation project which generated $13.0 million in revenue.

     Cost of revenue. Cost of revenue increased $16.9 million, or 101%, in 1996 compared to 1995. The increase was primarily attributable to direct costs, such as labor, associated with the operations of the BH-400. As a percentage of revenue, cost of revenue was 91.5% in 1996 compared to 113.7% in 1995.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.1 million, or 15.3%, in 1996 compared to 1995. The increase was primarily attributable to increased salaries. As a percentage of revenue, selling, general and administrative expenses were 2.7% in 1996 compared to 5.9% in 1995.

     Depreciation and amortization. Depreciation and amortization expenses increased $0.6 million, or 70.2%, in 1996 compared to 1995, due primarily to the acquisition of the BH-400 in October 1995.

  HBH's results for 1995 compared to 1994

     Revenue. Revenue decreased $0.5 million, or 3.2%, in 1995 compared to 1994. The decrease was due primarily to the completion of a large pipeline installation project in 1994, which generated $5.6 million in revenue.

     Cost of revenue. Cost of revenue increased $4.2 million, or 33.5%, in 1995 compared to 1994. The increase was primarily attributable to the late delivery of the BH-400, which delayed the start of two fixed-price contract jobs, thereby increasing costs relating to standby time, weather downtime and sub-contract services. As a percentage of revenue, cost of revenue was 114% in 1995 compared to 82.5% in 1994.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.1 million, or 6.7%, in 1995 compared to 1994. The decrease was primarily attributable to the payment of performance bonuses in 1994. As a percentage of revenue, selling, general and administrative expenses were 5.9% in 1995 compared to 6.1% in 1994.

     Depreciation and amortization. Depreciation and amortization expenses increased $0.4 million, or 73.2%, in 1995 compared to 1994, due primarily to the acquisition of the BH-400 in October 1995 and other additions of property, plant and equipment in 1994 and 1995.

  HBH's liquidity and capital resources

     HBH generated $1.2 million in net cash from operating activities during the six months ended June 30, 1997. Net cash used in investing activities was $0.3 million, principally for capital expenditures. Net cash used in financing activities was $0.9 million, which included $20.2 million proceeds from a bank line of credit and $21.2 million of repayments. At June 30, 1997, HBH had a working capital deficit of $0.2 million, including $1.5 million of current maturities of debt.

     HBH generated $0.1 million in net cash from operating activities during the year ended December 31, 1996. Net cash provided by investing activities was approximately $0.1 million, principally for capital expenditures of $1.0 million which was offset by $0.9 million of collections on notes. Net cash used in financing activities was $0.1 million, which included $29.0 million of borrowings throughout the year under a bank line of credit, $0.6 million from subordinated debt and $0.3 million from capital contributions from HBH's sole shareholder, together with debt repayments throughout the year of $30.5 million. At December 31, 1996, HBH had a working capital deficit of $3.5 million, including $2.4 million of current maturities of debt.

RESULTS OF OPERATIONS -- RFCNI

     The following table presents certain selected data (and that data as a percentage of revenue) of RFCNI on a historical basis for the periods indicated (dollars in thousands):

                                                                                                  SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31                               JUNE 30
                                   ----------------------------------------------------   ---------------------------------
                                        1994               1995              1996              1996              1997
                                   ---------------   ----------------   ---------------   ---------------   ---------------
                                                                                                     (UNAUDITED)
Revenue..........................  $5,611    100.0%  $10,497    100.0%  $9,730    100.0%  $3,159    100.0%  $4,536    100.0%
Costs and expenses:
  Cost of revenue................   4,715     84.0     9,426     89.8    8,260     84.9    2,708     85.7    3,825     84.3
  Selling, general and
    administrative expenses......     650     11.6       698      6.7      885      9.1      363     11.5      674     14.9
  Depreciation and
    amortization.................      16       .3        15       .1       12       .1        8       .3        8       .2
                                   ------   ------   -------   ------   ------   ------   ------   ------   ------   ------
Operating income.................  $  230      4.1%  $   358      3.4%  $  573      5.9%  $   80      2.5%  $   29      0.6%
                                   ======   ======   =======   ======   ======   ======   ======   ======   ======   ======

  RFCNI's results for the six months ended June 30, 1997 compared to the six months ended June 30, 1996

     Revenue. Revenue increased $1.4 million, or 43.6%, in the six months ended June 30, 1997 compared to the corresponding period in the prior year. Revenue from general fabrication work increased $0.8 million and revenue from fabrication of sewage treatment units increased $0.6 million for the 1997 period.

     Cost of revenue. Cost of revenue increased $1.1 million, or 41.2%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. As a percentage of revenue, cost of revenue was 84.3% for the six months ended June 30, 1997 compared to 85.7% for the corresponding period in the prior year.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.3 million, or 85.7%, for the six months ended June 30, 1997 compared to the corresponding period in the prior year. The increase was primarily attributable to higher levels of marketing personnel and related costs. As a percentage of revenue, selling, general and administrative expenses were 14.9% for the six months ended June 30, 1997 compared to 11.5% for the corresponding period in the prior year.

     Depreciation and amortization. Depreciation and amortization expenses were unchanged for the period ended June 30, 1997 compared to the corresponding period in the prior year.

  RFCNI's results for 1996 compared to 1995

     Revenue. Revenue decreased $0.8 million, or 7.3%, in 1996 compared to 1995. The decrease was due primarily to the completion of a large deck and jacket fabrication project in 1995, which generated $4.7 million in revenue.

     Cost of revenue. Cost of revenue decreased $1.2 million, or 12.4%, in 1996 compared to 1995. The decrease was primarily attributable to less subcontracting of fabrication work in 1995 compared to 1996. As a percentage of revenue, cost of revenue was 84.9% in 1996 compared to 89.8% in 1995.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.2 million, or 26.8%, in 1996 compared to 1995. The increase was primarily attributable to an increase in payroll and related costs due to personnel added to expand RFCNI's marketing capabilities. As a percentage of revenue, selling, general and administrative expenses were 9.1% for 1996 compared to 6.7% in 1995.

     Depreciation and amortization. Depreciation and amortization expenses were essentially unchanged in 1996 compared to 1995.

  RFCNI's results for 1995 compared to 1994

     Revenue. Revenue increased $4.9 million, or 87.1%, in 1995 compared to 1994. The increase was due primarily to revenue generated from a large deck and jacket fabrication project in 1995, which generated $4.7 million in revenue.

     Cost of revenue. Cost of revenue increased $4.7 million, or 99.9%, in 1995 compared to 1994. The increase was primarily attributable to high material procurement costs associated with the above-mentioned deck and jacket fabrication project. As a percentage of revenue, cost of revenue was 89.8% in 1995 compared to 84.0% in 1994.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $48,000, or 7.4%, in 1995 compared to 1994. As a percentage of revenue, selling, general and administrative expenses were 6.7% in 1995 compared to 11.6% in 1994.

     Depreciation and amortization. Depreciation and amortization expenses were essentially unchanged in 1995 compared to 1994.

  RFCNI's liquidity and capital resources

     RFCNI generated $0.7 million in net cash from operating activities during the six months ended June 30, 1997. Net cash used in investing activities was minimal. At June 30, 1997, RFCNI had working capital of $0.5 million and no debt outstanding.

     RFCNI used $0.6 million in net cash from operating activities during the year ended December 31, 1996. Net cash provided from investing activities was approximately $0.1 million, principally from collections of debt from related parties. Net cash used in financing activities was $0.2 million, primarily for dividend payments to RFCNI's sole shareholder. At December 31, 1996, RFCNI had working capital of $0.5 million and no debt outstanding.

ACCOUNTING MATTERS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128, which is effective for periods ending after December 15, 1997, including interim periods, simplifies the standards for computing earnings per share and replaces the presentation of primary earnings per share with a presentation of basic earnings per share. Initial adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

     TCMS was organized in April 1996 to become a fully integrated marine construction company focusing on the transition zone (marsh, swamp and coastal regions out to water depths of 20 feet) and shallow water (water depths of 20 to 200 feet) regions along the U.S. Gulf Coast. The Company's goal is to become a leader in the consolidation of these fragmented segments of the marine construction industry through an aggressive acquisition program. TCMS has entered into definitive agreements to acquire the Founding Companies concurrently with the closing of the Offering. As a result of the Acquisitions, the Company believes it will be the largest provider of transition zone marine construction services along the U.S. Gulf Coast, as well as a significant provider of shallow water construction services. The Company's primary services include pipeline installation and repair, hydrostatic testing and commissioning of pipelines and fabrication and refurbishment of components for offshore platforms and drilling rigs.

     The Founding Companies have been in business an average of 47 years and have substantial experience in operating in difficult transition zone and shallow water environments. Marine construction activities in the transition zone require substantial expertise and customized equipment, as compared to open water operations, due to the unique physical characteristics often involved, including unstable marshbeds and obstructions such as trees, submerged stumps and a substantial infrastructure of existing pipelines. The Company believes it will benefit from the expertise developed by the management and personnel of the Founding Companies in operating in transition zone and shallow water environments and its ability to design and manufacture its own specialized equipment for these operations.

     The Company believes consolidating the operations of the Founding Companies will generate substantial operating efficiencies and expand the geographic reach and market coverage of their operations. Following the Acquisitions, the Company will provide marine construction and related services from five port facilities strategically located along the U.S. Gulf Coast from Orange, Texas to Mobile, Alabama. The Company believes this geographic coverage will create marketing advantages and operating efficiencies for the Founding Companies by improving their access to projects in this region and providing the ability to offer a broader range of services to their existing customer bases. The Company believes these advantages will result in higher utilization of its assets. The Company also believes it will be able to use its fabrication operations to reduce its equipment maintenance costs and related vessel downtime and eliminate subcontracting of certain services (including hydrostatic testing and pipeline burial) on many of its pipeline installation and repair projects.

OPERATIONS

     Pipeline Installation and Repair. The efficient development of an offshore oil and gas field frequently involves the addition or extension of an infrastructure of gathering lines and trunklines (large diameter pipelines). The Company's pipeline installation operations are focused on the transition zone and shallow water regions along the U.S. Gulf Coast, where the Company believes it is the only company providing pipeline installation and repair services from water depths of 200 feet through the transition zone and to onshore gathering and processing facilities. The Company's fleet includes (i) 15 spud barges and ancillary equipment, operated in water depths of up to 20 feet, and (ii) two anchor barges and three multipurpose vessels (used in both pipeline installation and repair and hydrostatic testing, commissioning and related operations), primarily operated in water depths beyond 20 feet. The Company also owns specialized equipment for offshore pipeline jetting (a specialized pipeline burying technique) and testing services, marine dredging and trench digging. The Company generated revenue of approximately $53.5 million and $45.9 million from its pipeline installation and repair services during the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     Offshore pipeline installation generally involves welding together standard lengths (typically 40-foot lengths) of concrete coated steel pipe using a series of welding, X-ray, coating and inspection stations along the length of a barge. The new welds are X-rayed to ensure their integrity and then coated with protective materials to inhibit corrosion and add weight to the pipe. In many cases, the barge moves ahead on its anchors or spuds and the completed pipe sections are moved off the stern to settle on the seabed. In swamps, marshes and certain other transition zone waters, the completed pipeline is often installed by pulling it from the barge using a winch while the barge remains in place. When necessary, a pontoon ramp or "stinger" system is used in these operations to support the descending pipe to avoid over-stressing the pipeline.

     Once the pipeline has settled on the seabed, it is often buried to a specified depth in order to protect it from potential damage or to comply with environmental regulations and concerns. For example, in waters offshore the United States, state and federal governmental regulations require that offshore oil and gas pipelines greater than 8.75 inches in diameter and located in water depths of 200 feet or less be buried at least three feet below the sea floor. Pipelines are generally buried either by dredging or digging a trench ahead of the pipelaying operations for the pipeline to settle into as it is installed or by following the pipelaying operations with a towed jet sled, which uses high pressure bursts of air and water to create a trench underneath the pipeline as it settles into the seabed.

     The Company owns and operates various barges, vessels and other items of equipment to perform full-service pipeline construction projects in transition zone and shallow water regions. The Company also provides construction personnel, support equipment and logistical services as required for each individual project. For pipelaying in water depths of 10 feet to 200 feet, the Company uses its pipelay barge BH-400, which is capable of laying pipe from two inches to 36 inches in diameter. For transition zone and other shallow water projects, the Company uses a variety of equipment, including its pipelay barge BH-300, which is capable of laying pipe from two inches to 36 inches in diameter in water depths of up to 40 feet. Both the BH-400 and BH-300 can be outfitted with either a seabed plow or a skid-mounted jet sled for pipeline burial operations. For swamp and marsh projects, the Company owns a lay barge spread consisting of three interconnected spud barges (a barge that uses multiple spuds attached vertically to the hull, which are lowered and raised as necessary to anchor the barge in the seabed) and related equipment. The Company also owns the equipment necessary to outfit a second spread of spud barges, which it historically has rented from time to time as demand has dictated. In addition, the Company has two jet/bury barges (BH-200 and BH-202), which are equipped to bury pipe from two inches to 20 inches in diameter and are capable of working in water depths as shallow as three feet and as deep as 25 feet.

     The Company's fleet also includes three multi-purpose vessels, the M/V Discovery, the M/V Sea Level 21 and the M/V Sand Queen. The M/V Discovery is used for pipeline jetting and other support services, as well as hydrostatic testing and commissioning services. The M/V Sea Level 21 and M/V Sand Queen are used primarily in hydrostatic testing and commissioning services, but can also be used as support vessels in connection with the Company's pipeline installation and repair services. For a listing of the Company's principal marine equipment, see "-- Marine Vessels and Equipment."

     Hydrostatic Testing and Commissioning. The Company performs onshore and offshore hydrostatic testing and commissioning of pipelines for oil and gas producers and pipeline construction companies along the U.S. Gulf Coast and in certain international markets. During hydrostatic testing, water is pumped into a newly installed or existing pipeline to increase the internal pressure beyond the designed capacity of the pipeline in order to test its structural integrity. Pipeline commissioning involves final preparation of a completed and successfully tested pipeline for operation in accordance with applicable regulatory standards. In connection with its hydrostatic testing and commissioning services, the Company also performs pipeline cleaning, drying and dehydration services. The Company has three vessels that are used for hydrostatic testing, including the M/V Discovery, a 270-foot, multi-purpose construction utility vessel equipped with a dynamic positioning system. The Company generated revenue of approximately $7.6 million and $4.4 million from its hydrostatic testing and commissioning and related services during the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     Offshore Fabrication. The Company fabricates and refurbishes (i) structural components of fixed platforms for use in the offshore development and production of oil and gas and (ii) structural components, primarily deck structures, for offshore drilling rigs and barge drilling rigs. Components are built either as single structures or in sections to be installed on location. The Company also manufactures amphibious undercarriages for marine construction equipment used in transition zone waters. The Company generated revenue of approximately $11.8 million and $5.8 million from its offshore fabrication services during the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

INDUSTRY OVERVIEW

     The market for offshore pipeline installation and related services along the U.S. Gulf Coast is primarily dependent on the levels of oil and gas exploration, development and production activities and pipeline capacity utilization in the Gulf of Mexico. The Company believes recent increases in oil and gas production in the Gulf of Mexico have significantly reduced available pipeline capacity to transport the hydrocarbons to onshore gathering, transmission and processing facilities. In a report published in January 1997, the Minerals Management Service of the U.S. Department of the Interior (the "MMS") projected an increase in Gulf of Mexico oil production from 1,097 Mbpd (thousand barrels per day) in 1996 to 1,932 Mbpd by 2000, and a 25% increase in natural gas production of up to 25% from 13.8 Bcfd (billion cubic feet per day) in 1996 to 17.2 Bcfd by 2000 assuming increased use of new technologies, such as 3-D seismic and horizontal drilling techniques, would offset declines in production from currently producing fields. This outlook is supported by recent increases in offshore leases awarded by the Department of the Interior in its semi-annual Outer Continental Shelf ("OCS") lease auctions. The number of offshore leases awarded to operators increased from 202 in 1992, covering approximately 1.0 million acres, to 1,508 in 1996, covering approximately 8.0 million acres.

     The MMS anticipates that a substantial portion of the increased oil and gas production in the Gulf of Mexico will come from deep water projects. The Company believes the continued development of deep water (depths of 200 feet to 1,000 feet) and very deep water (depths of 1,000 feet and deeper) oil and gas fields will require construction of new pipelines and tie-ins to existing pipeline systems in the transition zone and shallow water regions along the U.S. Gulf Coast to transport future hydrocarbon production to shore. The Company also expects increases in demand for its services resulting from new pipeline construction needed to support incremental development activity within these transition zone and shallow water regions, as well as the repair service requirements of the existing pipeline infrastructure. According to a June 1997 report by Offshore Data Services, Inc., there were 255 pipeline construction projects in the design or planning phase in the Gulf of Mexico, including 165 in water depths of less than 150 feet.

BUSINESS STRATEGY

     The Company's business strategy emphasizes growth through continued consolidation of the transition zone and shallow water segments of the marine construction industry and internal development. Key elements of the Company's business strategy include:

     Maintaining Focus on Transition Zone and Shallow Water Market Segments. The Company intends to maintain its focus on the U.S. Gulf Coast transition zone and shallow water markets because of its strong competitive position and substantial expertise in these markets and the positive outlook for new oil and gas exploration and development activity in the Gulf of Mexico. The Company anticipates substantial growth in these markets as new pipelines are added to gather and transport the higher levels of production expected to result from increased exploration and development activity in the Gulf of Mexico.

     Capitalizing on Combined Capabilities of the Founding Companies. The Company believes that, as a result of the consolidation of the Founding Companies, it is the only company providing pipeline installation and repair services from water depths of 200 feet through the transition zone and to onshore gathering, transmission and processing facilities along the U.S. Gulf Coast. The Company's competitors in the pipeline installation and repair services market currently provide services either in the transition zone or shallow water regions, but not both. This market segmentation often requires customers to separate an installation or repair project into different components and award it to multiple contractors or award the project to a single contractor and rely on that contractor's ability to coordinate with subcontractors to complete the balance of the project. The Company believes its capabilities place it in a favorable position to bid and compete for contracts requiring expertise in both the transition zone and shallow water regions.

     Expanding Through Acquisitions. The Company intends to increase its market presence by acquiring additional businesses and assets. The market for transition zone and shallow water marine construction services is primarily served by small and medium-sized private companies, and the Company believes the highly fragmented nature of the industry presents a substantial consolidation opportunity for a well-capitalized competitor with a strong market presence.

     Pursuing International Expansion Opportunities. The Company also intends to expand internationally by capitalizing on its relationships with hydrostatic testing customers in international markets and domestic customers with international operations and the experience of its management in developing business and conducting operations in international markets. The Company intends to target areas for international expansion with geographic conditions similar to those along the U.S. Gulf Coast, such as Venezuela and offshore West Africa. The Company may pursue international expansion through acquisitions of regional marine construction companies or relocation of existing equipment.

     Improving Operating Margins. The Company believes the combination of the Founding Companies will provide significant opportunities to improve operating margins and increase profitability. The Company believes it will be able to achieve operating efficiencies and cost savings by consolidating overlapping facilities and certain administrative functions and by rationalizing its asset base. In addition, the Company believes it will be able to increase its asset utilization by implementing a comprehensive marketing effort to capitalize on its position as an integrated provider of pipeline installation and repair and related services in the transition zone and shallow water market segments.

MARINE VESSELS AND EQUIPMENT

     The Company's fleet includes three multi-purpose vessels, two anchor barges and 15 spud barges. The following table describes the Company's principal marine construction equipment.

                                             DIMENSIONS
      NAME                  TYPE               (FEET)                              FUNCTION
      ----                  ----             ----------                            --------
M/V Discovery...    Multi-purpose           270 x 42 x 19    Hydrostatic testing, pipeline jetting, diving
                    Construction Ship                        support, coring support; 8-point mooring system;
                    (Panamanian flagged)                     dynamic positioning system; accommodations for 54
                                                             persons
M/V Sea Level       Multi-purpose           175 x 40 x 13    Hydrostatic testing, diving support, coring support;
  21............    Construction Ship                        4-point mooring system; accommodations for 28 persons
                    (U.S. flagged)
M/V Sand            Multi-purpose           110 x 24 x 9     Hydrostatic testing and diving support; with
  Queen.........    Utility Vessel                           accommodations for 19 persons
                    (U.S. flagged)
BH-400..........    Anchor Barge            260 x 72 x 16    Pipe laying (2"-36" diameter pipe) in 10() to 300()
                    (U.S. flagged)                           water depths; 8-point mooring system; accommodations
                                                             for 90 persons
BH-300..........    Anchor Barge            185 x 45 x 9     Pipe laying (2"-36" diameter pipe) in 5() to 40()
                                                             water depths; 6-point mooring system and spuds
BH-203..........    Spud/Utility Barge      90 x 26 x 5      Pipeline repair, pipeline burial in 4() to 25() water
                                                             depths
BH-202..........    Spud/Bury Barge         100 x 32 x 5     Pipeline jetting, dredging in 5() to 25() water
                                                             depths
BH-200..........    Spud/Bury Barge         120 x 30 x 7     Pipeline jetting, dredging in 5() to 25() water
                                                             depths
BH-105..........    Spud/Anchor Barge       150 x 40 x 8     Pipe laying (2"-20" diameter pipe), dredging, pile
                                                             driving in 5() to 100() water depths
BH-104..........    Spud Barge              110 x 34 x 6     Pipe laying (2"-20" diameter pipe), dredging, pile
                                                             driving in 4() to 25() water depths
Woodson Marsh       Three Interconnected    140 x 38 x 7     Pipe laying (2"-48" diameter pipe) in 1() to 40()
  Pipelay           Spud Barges             140 x 36 x 7     water depths
  Spread........                            140 x 36 x 7

     The Company anticipates that all the vessels and barges (together with all the other property, plant and equipment currently owned by the Company) will be subject to liens securing indebtedness outstanding under the Term Loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Combined Liquidity and Capital Resources."

FACILITIES

     Administration. The Company owns administrative buildings in Lafayette and Belle Chasse, Louisiana, and leases office space in New Iberia, Louisiana and Houston, Texas.

     Construction Support Facilities. The Company's marine construction activities are supported by five onshore bases which provide administrative functions for projects and dock space for the Company's floating equipment with the ability to supply the vessels with provisions and fuel, and to perform maintenance and repairs to vessels and equipment. The facility located in Belle Chasse, Louisiana is owned by the Company. The facilities and dock frontage at Berwick and Delcambre, Louisiana, and Mobile Bay, Alabama are leased, with remaining lease terms ranging from month-to-month to 16 years.

     Fabrication Yard. The Company's principal fabrication yard is located in New Iberia, Louisiana, with waterfront docking and direct, deep channel access to the Gulf of Mexico. The fabrication facility includes approximately 14 acres of leased land and a 23,200 square foot fabrication shop which is supplied with automatic welding, heavy fabrication and material handling equipment. The fabrication yard also has specially designed concrete reinforcements and approximately 700 linear feet of water frontage. The Company is improving the fabrication yard to provide it with the ability to load out structures weighing up to 5,000 tons. The fabrication yard also has a rail spur, which provides it direct access to rail transportation. The Company also owns an 18,000 square foot fabrication facility situated on approximately two acres of land in Lafayette, Louisiana, and has an option to purchase a 10,000 square foot fabrication facility situated on approximately five acres of land in Belle Chasse, Louisiana.

MATERIALS

     The principal materials used by the Company in its business are carbon and alloy steel in various forms, welding supplies, fuel oil, gasoline and paint, which are currently available in adequate supply from many sources. The Company does not depend on any single supplier or source. Pipe used in the Company's pipeline construction operations is generally provided by the Company's customers.

SAFETY AND QUALITY ASSURANCE

     Management is concerned with the safety and health of the Company's employees and maintains a stringent safety assurance program to reduce the possibility of costly accidents. Each of the Founding Companies has established guidelines to ensure compliance with all applicable state and federal safety regulations. Each of them provides ongoing training and safety education through orientations for new employees and subcontractors, periodic crew safety training meetings and first aid and CPR training. Each of the Founding Companies has a comprehensive drug testing program and conducts periodic employee health screenings.

     The Company's operations are conducted in compliance with the applicable standards of the American Petroleum Institute, the American Welding Society and the American Society of Mechanical Engineers, as well as customer specifications. Training programs have been instituted to upgrade the skills of the Company's personnel and maintain high-quality standards. Management believes these programs enhance the quality of its services and reduce the total cost of work performed.

CUSTOMERS

     The Company's primary customers are major and independent oil and gas exploration and production companies, drilling contractors, hydrocarbon transportation companies and other marine construction companies. The level of construction services required by any one customer depends on the amount of that customer's capital expenditure budget devoted to marine construction in any single year. Consequently, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent fiscal years. While the Company is not dependent on any one customer, the loss of one of its significant customers could, at least on a short-term basis, have an adverse effect on the Company's results of operations.

     The Company's contracts are typically of short duration, being completed in one to six months. A substantial number of the Company's projects are performed on a fixed-price basis, although some projects are performed on an alliance/partnering or cost-plus basis. Under a fixed-price contract, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company is responsible for all cost overruns under fixed-price contracts. Under a typical alliance/partnering arrangement, the Company and the customer agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less than the cost levels targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than targeted costs, the contract price is increased, but generally to the target price plus the actual incremental cost of material and direct labor. Accordingly, under an alliance/partnering arrangement, the Company has some protection against cost overruns but must share a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. The revenue, costs and gross profit realized on a contract will often vary from the estimated amounts on which such contracts were originally based because of various reasons, including errors in estimates or bidding, changes in the availability and cost of labor and material and variations in productivity from the original estimates. These variations and the risks inherent in the marine construction industry may result in revenue and gross profits different from those originally estimated and can result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on the Company's operating results for any particular fiscal quarter or year.

COMPETITION

     The marine construction services business is highly competitive and in recent years has been characterized by overcapacity, which has resulted in substantial pressure on pricing and operating margins. The Company expects the overcapacity in the industry to reoccur from time to time in the future. Contracts for marine construction services are usually awarded on a competitive bid basis. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is currently a primary factor in determining which qualified contractor with available equipment is awarded a contract. Some of the Company's competitors are larger and have greater financial and other resources than the Company.

     The Company categorizes the market for offshore construction services into four segments: (i) transition zone (less than 20 feet), (ii) shallow water (20 feet to 200 feet), (iii) deep water (200 feet to 1,000 feet) and (iv) very deep water (1,000 feet or deeper). The Company generally focuses on projects in transition zone and shallow water regions along the U. S. Gulf Coast. Activity in these regions has increased significantly in recent years primarily because of increases in oil and gas production in the Gulf of Mexico. Several companies that have one or more derrick or pipelaying barges compete in the transition zone and shallow water regions. The Company believes, however, that, on the closing of the Acquisitions, it will be the largest transition zone marine construction services company focused on the U.S. Gulf Coast and a significant provider of shallow water marine construction services in that area. The Company believes that competition for projects in the deep water (greater than 200 feet) and the very deep water (greater than 1,000 feet) regions of the Gulf of Mexico is primarily limited to two large competitors, Global Industries, Ltd. and J. Ray McDermott, S.A., with several other international contractors capable of relocating equipment to the Gulf of Mexico to work on specific deep or very deep water contracts. Because projects in the deep and very deep water involve different vessels and equipment, as well as different technical expertise, the Company does not presently intend to compete in those markets.

     The Company also competes with numerous competitors in connection with its hydrostatic testing and commission services and fabrication operations.

BACKLOG

     The Company does not consider its backlog amounts to be a reliable indicator of future revenue because most of the Company's projects are awarded and performed within a relatively short period of time. The Company's backlog fluctuates significantly based on the timing of contract awards and varying levels of operating activity throughout the year. The Company is generally able to complete its projects within a 12-month period.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

  General

     Many aspects of the Company's operations are subject to governmental regulation, including regulation by the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the Occupational Safety and Health Administration, as well as by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards relating to vessels. The Occupational Safety and Health Administration performs similar functions with respect to the Company's onshore facilities and operations. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, the Company's business is affected by the laws and regulations, as well as changing taxes and governmental policies, relating to the oil and gas industry generally.

     Certain of the Company's barges and vessels are subject to safety and classification standards imposing requirements for periodic inspections and the maintenance of certain certificates and insurance coverages, generally depending on the type and size of and service performed by the barge or vessel. In addition, in order for a vessel to engage in the U.S. Coastwise Trade (providing transportation services between the states), the vessel must have been built in the United States. All the Company's barges and vessels are eligible for service in the U.S. Coastwise Trade, except for the M/V Discovery, a Panamanian flagged vessel. As a multi-purpose construction vessel providing non-transportation services to the offshore oil and gas industry, the Company believes the market for the services performed by the M/V Discovery is not materially limited by its Panamanian registration.

     The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The Company believes that it has obtained all permits, licenses and certificates necessary to the conduct of its business.

     In addition to government regulation, various private industry organizations, such as the American Petroleum Institute, the American Society of Mechanical Engineers and the American Welding Society, promulgate technical standards that must be adhered to during the course of the Company's fabrication operations.

  Environmental, Health and Safety

     The operations of the Company are also affected by numerous federal, state and local laws and regulations relating to protection of the environment including the Outer Continental Shelf Lands Act, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990. The Company is not aware of any noncompliance with applicable environmental laws and regulations that would likely have a material adverse effect on the Company's business or financial condition. The requirements of these laws and regulations are becoming increasingly complex, stringent and expensive, and some provide for liability for damages to natural resources or threats to public health and safety. Certain environmental laws provide for "strict liability" for remediation of spills and releases of hazardous substances. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Such laws and regulations may expose the Company to liability for (i) its actions that may cause environmental damage such as barge or vessel collisions with rigs, tankers or pipelines or defective Company manufactured products or improper installation of products of others,
(ii) the conduct of or conditions caused by others, or (iii) acts of the Company that are in compliance with all applicable laws at the time such acts were performed. It is possible that changes in the environmental laws and enforcement policies thereunder, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to the Company. The Company's insurance policies provide liability coverage for sudden and accidental occurrences of pollution, cleanup and containment of the foregoing in amounts the Company believes are comparable to policy limits carried by other construction contractors in the offshore industry.

     The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar foreign, state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and may require public disclosure related to the use of various hazardous substances. Compliance with these environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The Company believes its facilities are in substantial compliance with these regulatory standards, and the Company does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of future compliance with existing environmental laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require expenditures by the Company which may be material. Accordingly, there can be no assurance that the Company will not incur significant environmental compliance costs in the future. In addition, offshore construction and drilling in certain areas have been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, the business and prospects of the Company could be adversely affected.

     The Company's operations are also governed by laws and regulations relating to workplace and worker health, primarily the Occupational Safety and Health Act and the regulations promulgated thereunder. In addition, various other governmental and quasi-governmental agencies require the Company to obtain certain permits, licenses and certificates from time to time with respect to its operations. The Company believes it has all material permits, licenses and certificates necessary to the conduct of its existing business.

     Certain employees of the Company are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established by state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job-related injuries, with generally no limitations on the Company's potential liability. The Company's ownership and operation of vessels can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinking, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business.

LEGAL PROCEEDINGS

     The Company is currently involved in two class action lawsuits arising from events in October 1991 and January 1992 during the course of a pipeline installation project for a third party gas transmission company. The claims of representative class members in both cases were tried in 1995, and judgments were rendered against the Company, which were later affirmed by the court of appeal. In both lawsuits, the compensatory damages awarded are expected to be covered by the Company's insurance. In one of the cases, punitive damages were awarded to certain of the representative class members. On the basis of those punitive damage awards, the Company estimates that their uninsured exposure for punitive damages to the entire class may be approximately $2.5 million. In July 1997, all parties involved applied to the Louisiana Supreme Court for further discretionary review of the judgments. The Company believes that there are meritorious defenses to these claims, but is unable to predict whether the Louisiana Supreme Court will grant relief from the judgments.

     The Company is involved in various other lawsuits arising in the ordinary course of business, some of which involve substantial claims for damages. While the outcome of these lawsuits cannot be predicted with certainty, management believes these matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

INSURANCE

     The Company's operations are subject to inherent risks of offshore and inland marine activity, including hazards such as vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company maintains such insurance protection as it deems prudent, including hull insurance. However, certain risks are either not insurable or insurance is available only at rates that the Company considers not to be economical. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

INTELLECTUAL PROPERTY

     Although the Company's intellectual property rights are, in the aggregate, important to the Company's business, the Company believes its technical knowledge and experience, reputation and customer relationships are more important to its competitive position than any patents, licenses, trademarks or other intellectual property rights.

EMPLOYEES

     The size of the Company's work force, other than its clerical and administrative personnel, is variable and depends on the Company's workload at any particular time. As of July 31, 1997, the Founding Companies had an aggregate of approximately 645 employees. In addition, many workers are hired on a contract basis and are available to the Company on short notice. None of the Company's employees are covered by a collective bargaining agreement.

     The Company's ability to remain productive and become profitable will depend substantially on its ability to retain and attract skilled construction workers, primarily welders, pipefitters and equipment operators. The Company's ability to expand its operations depends on its ability to increase its labor force. The demand for such workers is high and the supply is limited. While the Company believes its wage rates are competitive and its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these events occurred, the profits realized by the Company from work then in progress would be reduced or eliminated and, in the long-term, the capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers and directors of TCMS as of the closing of the Offering (ages are as of August 31, 1997).

               NAME                 AGE                        POSITION
               ----                 ---                        --------
Bill E. Stallworth................  65    Chairman of the Board of Directors and Chief
                                            Executive Officer(1)
Thad "Bo" Smith...................  55    President, Chief Operating Officer and Director
Johnnie W. Domingue...............  50    Senior Vice President, Chief Financial Officer,
                                            Treasurer and Secretary
H. Daniel Hughes II...............  38    Director(4); President of HBH
Daniel N. Hargett, Sr. ...........  57    Director(1)(4); President of CSI

---------------

(1) Member of Board Executive Committee.

(2) Member of Board Compensation Committee.

(3) Member of Board Audit Committee.

(4) Appointment will become effective when the Offering closes.

     Mr. Bill E. Stallworth has served as Chairman of the Board and Chief Executive Officer of TCMS since August 1997. Mr. Stallworth has over 40 years of experience in the oil and gas and construction industries including serving from 1956 to 1986 in various capacities with Brown & Root, Inc. ("Brown & Root"), where his last positions were Executive Vice President and President of Brown & Root International. He also served on the Board of Directors of Brown & Root. Since 1986, Mr. Stallworth has operated a consulting practice providing services to oil and gas and construction companies. Mr. Stallworth is currently serving on the Board of Directors of Fugro N.V., a multi-national consulting company, and on the Texas A&M Board of Advisors for the Center of International Business Studies.

     Mr. Thad "Bo" Smith has served as President and Chief Operating Officer of TCMS since August 1997. Mr. Smith has over 29 years of experience in the oil and gas and construction industries. From January 1997 to August 1997, he has worked as an independent consultant in the areas of business strategy and product development. From 1967 to 1996, Mr. Smith held various positions with Brown & Root, where his last position was President of Brown & Root's Worldwide Service, Civil and Environmental Business. Mr. Smith was with Brown & Root's Marine Division from 1967 to 1986 with his last position as Senior Vice President with responsibilities for its European and African offshore oil and gas construction business. Mr. Smith is currently serving on the University of Houston, College of Business Dean's Executive Advisory Board and is a Director for the Houston Area Research Council.

     Mr. Johnnie W. Domingue has served as Senior Vice President and Chief Financial Officer of TCMS since May 1997. From 1996 to 1997, Mr. Domingue was Vice President and Chief Financial Officer of Ankle & Foot Centers of America, a start-up venture for the consolidation of foot and ankle specialists. From 1988 to 1995, he was employed by Community Health Computing, Corp., a computer software and service company, in various positions including President and Chief Executive Officer. In 1995, Community Health Computing Corp. and Community Health Computing, Inc., one of its subsidiaries, were reorganized under bankruptcy proceedings pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Domingue served as Vice President, Finance and Treasurer of Synercom Technology, Inc., a publicly traded company, from 1982 to 1988. From 1976 to 1982, he served as Vice President of Finance and Controller of Galveston-Houston Company. From 1970 to 1976, Mr. Domingue served in a number of positions as a certified public accountant with Coopers & Lybrand LLP.

     Mr. H. Daniel Hughes II will become a director of TCMS on the closing of the Offering. Mr. Hughes joined HBH in 1991 as Vice President. He held positions in related entities since 1981. In 1993, Mr. Hughes was promoted to President of HBH.

     Mr. Daniel N. Hargett, Sr. will become a director of TCMS on the closing of the Offering. He has served as Chief Executive Officer of CSI since 1963.

COMMITTEES OF THE BOARD

     The Board of Directors has established an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee advises the Board of Directors on matters relating to the senior management of the Company. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the 1997 Stock Option Plan. Messrs. Stallworth and Hargett will
serve as members of the Executive Committee. Messrs.        and        will
serve as members of the Company's Audit Committee and Messrs.        and
will serve as members of the Compensation Committee.

DIRECTOR COMPENSATION

     After the closing of the Offering, each member of the Board of Directors who is not a full-time employee of the Company, will be paid (i) an annual retainer of $5,000, payable in quarterly installments, and (ii) $500 per meeting of the Board of Directors or any committee thereof (unless held on the same day as a Board meeting) at which the director is present. Directors who are full-time employees of the Company will not receive any compensation for serving as directors. All directors will be reimbursed for all ordinary and necessary expenses incurred in attending any meeting of the Board of Directors or any committee thereof or otherwise incurred in their capacity as directors.

EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

     TCMS was organized in April 1996 and, prior to the Offering, has not conducted any operations other than activities related to the Acquisitions and the Offering. TCMS did not pay any compensation to its executive officers during 1996. During 1997, TCMS has compensated Mr. Domingue $35,000 under an employment memorandum executed on April 21, 1997 between TCMS and Mr. Domingue and has compensated Messrs. Stallworth and Smith to date under a consulting agreement between the Company and Stallworth, Frankhouser & Associates, a Houston-based consulting firm. See "Certain Transactions." In addition, Messrs. Stallworth, Smith and Domingue will receive success bonuses of $115,000, $130,000 and $100,000, respectively, on the closing of the Offering. See "-- 1997 Stock Option Plan."

     TCMS has entered into employment agreements with Messrs. Stallworth and Smith effective August 1, 1997 and will have employment agreements with each of Messrs. Hargett, Domingue and Hughes following the closing of the Offering. Their annualized base salaries will be: Mr. Stallworth -- $200,000; Mr. Smith -- $200,000; Mr. Hargett -- $200,000; Mr. Domingue -- $180,000; and Mr.
Hughes -- $175,000.

     The following summary of the executive employment agreements does not purport to be complete and is qualified by reference to them, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Each such employment agreement provides for an annual base salary in an amount not less than the initial specified amount and entitling the employee to participate in all TCMS' compensation plans (as defined) in which other executive officers of TCMS participate. Each of these agreements has a three-year term and continues thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal, subject to the right of TCMS and the employee to terminate the employee's employment at any time. If the employee's employment is terminated by TCMS without cause (as defined), the employee will be entitled, for twelve months following the effective date of such termination, to (i) periodic payments equal to his annual cash base salary (as defined) from TCMS, including bonuses, if any, and (ii) continued participation in all TCMS' compensation plans (other than the granting of new awards under the 1997 Stock Option Plan or any other performance-based plan) during such period. If a change of control (as defined) of TCMS occurs and the terms of the employment agreement are not adopted, the employee will be entitled to receive an amount equal to 36 months of his then-current base salary under the agreement, payable semimonthly. The employment agreements contain or will contain covenants limiting competition with the Company during the term of the employment agreement and for additional periods up to two years after the termination of employment.

1997 STOCK OPTION PLAN

     In August 1997, the Board of Directors and the stockholders of TCMS approved the 1997 Stock Option Plan. The 1997 Stock Option Plan provides for the granting of stock options ("Options") to directors, executive officers, certain other employees and certain non-employee consultants of the Company. Within certain limitations provided by the 1997 Stock Option Plan, such Options may include provisions regarding vesting, exercise price, the amount of each grant and other terms as shall be approved by the Board of Directors or by a committee designated by the Board. Options granted under the 1997 Stock Option Plan may be either options that qualify as "incentive stock options," within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("Incentive Options"), or those that do not qualify as such ("Non-qualified Options"). The 1997 Stock Option Plan, which permits up to 750,000 shares of Common Stock to be issued, terminates in August 2007.

     The 1997 Stock Option Plan is administered by the Board of Directors or by the Compensation Committee of the Board, which committee, to the extent required, will be constituted so as to qualify for certain exemptions under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to satisfy the requirements of Section 162(m) of the Code, will at all times consist of at least two non-employee directors. Subject to the terms of the 1997 Stock Option Plan, the Board of Directors or the Compensation Committee determines the persons to whom Options are granted and the terms and the number of shares covered by each Option. The term of each Option may not exceed ten years from the date the Option is granted, or five years in the case of an Incentive Option granted to a holder of more than 10% of the fully diluted capital stock of TCMS. Non-qualified Options and Incentive Options may become exercisable six months after the date of grant and may continue to be exercisable, in whole or in part, up to ten years after the date of grant, as determined by the Board or the Compensation Committee.

     The 1997 Stock Option Plan provides that all Non-qualified Options and Incentive Options which are not exercisable on the date of termination of an Optionholder's employment generally expire when the optionee ceases to be affiliated with the Company; however, the Board of Directors or the Compensation Committee may, in its discretion, permit the holder to exercise unvested Options following such termination for specified periods of time if the six-month waiting period has been satisfied. Options may not be transferred other than by will or the laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee. The 1997 Stock Option Plan provides that each stock option agreement with respect to any Non-qualified Option or Incentive Option shall specify the effects of termination of employment or consulting on exercisability of such options.

     The 1997 Stock Option Plan contains a provision accelerating the exercisability of Options upon the occurrence of specified events, including merger, consolidation, dissolution or liquidation of TCMS. The acceleration of vesting of Options in the event of a merger or other similar event may be seen as an anti-takeover provision and may have the effect of discouraging a proposal for merger, a takeover attempt or other efforts to gain control of TCMS.

     Payment on the exercise of an Option may be in cash, by check or, at the discretion of the Board, by delivery of shares of Common Stock with a "fair market value," as defined in the 1997 Stock Option Plan, equal to the aggregate exercise price, or by means of a "cashless exercise" involving the sale of shares by, or a loan from, a broker.

     Pursuant to the 1997 Stock Option Plan and effective as of the date the initial public offering price is determined, Incentive Options will be granted to Messrs. Stallworth, Smith, Domingue, Hargett and Hughes. The shares under the option grant will be equal to 2.5 times the annual compensation of each respective executive divided by the initial public offering price. Assuming an
initial public offering price per share of $     , Incentive Options to purchase
shares of Common Stock will be granted to the persons named in "-- Executive Compensation and Employment Agreements" above as follows: 33,333 shares to Mr. Stallworth, 33,333 shares to Mr. Smith, 30,000 shares to Mr. Domingue, 33,333 shares to Mr. Hargett, and 29,167 shares to Mr. Hughes. Each of those Options will have an exercise price equal to the initial public offering price per share. These Options will vest at the rate of 20% per year, commencing on the first anniversary of the closing of the Offering and will expire at the earlier of ten years from the date of grant or three months following termination of employment.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of August 12, 1997, and as adjusted to give effect to the closing of the Acquisitions and the Offering, as to (i) all persons who will then be the "beneficial owners" (as defined by the Commission) of 5% or more of the Common Stock, (ii) each director and person nominated to become a director on closing of the Offering; (iii) each executive officer; (iv) certain executive officers of each of the Founding Companies; and (v) all executive officers and directors of the Company as a group. All persons listed have an address c/o the Company's principal executive offices and have sole voting and investment power with respect to their shares, unless otherwise indicated.

                                                          SHARES
                                                       BENEFICIALLY             SHARES
                                                        OWNED AS OF          BENEFICIALLY
                                                        AUGUST 12,            OWNED AFTER
                                                          1997(1)             OFFERING(1)
                                                    -------------------   -------------------
                                                    NUMBER OF             NUMBER OF
                   SHAREHOLDERS                      SHARES     PERCENT    SHARES     PERCENT
                   ------------                     ---------   -------   ---------   -------
G. Darcy Klug(2)(3)...............................   737,500     58.7%      737,500     9.4%
J&D Capital Investments, L.C.(3)..................   737,500     58.7       737,500     9.4
James B. Thompson, Jr.(3).........................   100,000      8.0       100,000     1.3
Bill E. Stallworth................................   100,000      8.0       100,000     1.3
Thad Smith........................................   100,000      8.0       100,000     1.3
Johnnie W. Domingue...............................    75,000      6.0        75,000     1.0
Beldon E. Fox, Jr.(3).............................    75,000      6.0        75,000     1.0
Louis Woodson.....................................        --       --       586,667     7.5
Daniel N. Hargett, Sr.............................        --       --       533,333     6.3
H. Daniel Hughes II...............................        --       --       300,000     3.8
All executive officers, directors and persons
  nominated to become directors as a group (5
  persons)........................................   275,000     21.9     1,108,333    13.7

---------------

(1) Shares shown do not include shares that could be acquired on exercise of currently outstanding stock options, as none of those options will vest within 60 days of the date of this Prospectus.

(2) Shares shown include 737,500 shares held by J&D Capital Investments, L.C., of which Mr. Klug owns 73.75% of the membership interests.

(3) Shares shown are shares of Restricted Common Stock. See "Description of Capital Stock -- Common Stock and Restricted Common Stock."

                              CERTAIN TRANSACTIONS
ORGANIZATION OF THE COMPANY

     In connection with its formation, TCMS issued 600,000 shares of its Common Stock to J&D Capital Investments, L.C. ("J&D") for an aggregate cash consideration of $600 (62,500 of which shares were subsequently sold to unrelated third parties). G. Darcy Klug and Jean Savoy, organizers of TCMS, own 73.75% and 26.25% of the membership interests of J&D, respectively. TCMS also issued, in connection with its formation, 300,000 shares of Common Stock to G. Darcy Klug, individually (200,000 of which shares were subsequently contributed by Mr. Klug to J&D and 100,000 of which shares were subsequently sold to James
B. Thompson, Jr.), and 75,000 shares of Common Stock to Beldon E. Fox, Jr., each for cash consideration equal to $.001 per share. On closing of the Offering, the holders of these 975,000 shares of Common Stock have agreed to exchange such shares for an equal number of shares of Restricted Common Stock.

     Effective February 19, 1997, TCMS and J&D entered into a consulting agreement pursuant to which J&D provides consulting and financial services to TCMS. Under the consulting agreement, J&D is to receive a consulting fee of $12,500 per month, payable on the closing of the Offering, at which time the agreement shall terminate. In addition, J&D has made advances to TCMS pursuant to the J&D Loan Agreement to enable TCMS to pay various professional and administrative expenses in connection with its formation and the Offering. As of August 10, 1997, there were outstanding advances under the J&D Loan Agreement totaling $209,000, which amount bears interest at a rate of 10% per annum and is payable on or before the earlier of June 19, 1998 or 30 days following the closing of the Offering. All the advances made under the J&D Loan Agreement, together with accrued interest thereon, will be repaid from the net proceeds of the Offering. See "Use of Proceeds."

     On April 14, 1997, TCMS entered into an agreement for consulting services ("Executive Services Agreement") with Stallworth, Frankhouser & Associates, a Houston-based business consulting firm ("SFA"), pursuant to which Bill E. Stallworth and Thad Smith have provided executive services to TCMS in connection with its formation, the Acquisitions and the Offering. Under the Executive Services Agreement, SFA is entitled to receive (i) $10,000 per month for the services provided by Mr. Stallworth so long as he provides a minimum of 85 hours of services per month to TCMS and (ii) $250 per hour for the services provided by Mr. Smith, with a maximum daily charge of $2,000 per day. Either TCMS or SFA may terminate the Executive Services Agreement by providing the other party 30 days' prior notice. The Executive Services Agreement was amended to provide for termination of consulting services effective August 1, 1997, and to provide for the payment of cash bonuses, payable upon the closing of the Offering, to Mr. Stallworth and Mr. Smith in the amount of $115,000 and $130,000, respectively. Effective August 1, 1997, the Company entered into employment agreements with Mr. Stallworth and Mr. Smith under which each will receive a base salary of $10,000 per month prior to the closing of the Offering.

     On April 21, 1997, TCMS executed a memorandum agreement with Johnnie W. Domingue, providing the terms of Mr. Domingue's employment with TCMS in connection with its formation, the Acquisitions and the Offering. Under that agreement, Mr. Domingue receives a base salary of $10,000 per month. Mr. Domingue will receive a success bonus of $100,000 on the closing of the Offering. Either party may terminate the agreement on 30 days' written notice.

     From March 1997 to April 1997, TCMS also sold a total of 275,000 shares of Common Stock at $.001 per share to various members of management as follows: Mr. Stallworth -- 100,000 shares; Mr. Smith -- 100,000 shares; and Mr.
Domingue -- 75,000 shares.

     TCMS has entered into stock repurchase agreements with each of Messrs. Stallworth, Smith and Domingue, pursuant to which TCMS is entitled to repurchase, for $.001 per share, a portion of the shares of Common Stock previously issued to each of them, in the event such individual (i) is terminated from his employment with TCMS for cause (as defined in the agreements) or (ii) voluntarily resigns from his employment with TCMS within 18 months of the closing of the Offering. All shares of Common Stock held by such persons on the closing of the Offering will initially be subject to the repurchase rights and that number will be reduced pro rata each month thereafter until the end of that 18-month period, when no shares will be subject to repurchase by TCMS. Messrs. Stallworth, Smith and Domingue may not sell any shares of Common Stock so long as they remain subject to the repurchase rights.

ACQUISITIONS OF THE FOUNDING COMPANIES

     Concurrently with the closing of the Offering, TCMS will acquire by merger or stock purchase, all the issued and outstanding capital stock of the Founding Companies, at which time, each Founding Company will become a wholly owned subsidiary of TCMS. The aggregate consideration TCMS will pay to acquire the Founding Companies and certain related real estate consists of (i) approximately $85.7 million in cash, (ii) $3.0 million in 8% notes payable over a ten-year term ending in 2007, and (iii) 2,573,333 shares of Common Stock. TCMS will also assume up to $11.0 million of indebtedness of the Founding Companies and then repay or refinance substantially all that indebtedness at or shortly after the closing of the Acquisitions. In addition, the acquisition agreements for the RFCNI and CSI Acquisitions provide for post-closing adjustments, which are to be determined based on a multiple of estimated EBITDA of RFCNI and one of the entities comprising CSI, payable in a combination of cash and shares of Common Stock. Based on a preliminary determination, the Company currently estimates that no additional consideration will be payable as a result of these post-closing adjustments.

     The consideration being paid by TCMS for each Founding Company was determined by arm's-length negotiations between TCMS and the owner or owners of that Founding Company.

     HBH and two of the Woodson companies are S corporations. In connection with the Acquisitions, these companies will make distributions to their shareholders equal to 42% of their undistributed net earnings since January 1, 1997 ("S Corporation Distributions"). If the S Corporation Distributions were distributed as of June 30, 1997, the aggregate amount of the S Corporation Distributions would have been $1.5 million.

     The following table sets forth the estimated consideration to be paid by TCMS for each of the Founding Companies and related real estate (dollars in thousands). These amounts do not include any S Corporation Distributions to be made to the shareholders of the various Founding Companies.

                                                                           SHARES OF
                                                              LONG-TERM     COMMON       DEBT
                                                    CASH        DEBT         STOCK      ASSUMED
                                                   -------    ---------    ---------    -------
Woodson(1).......................................  $19,800     $   --      1,240,000    $    --
CSI..............................................   40,000         --        533,333      5,000
HBH..............................................   24,350(2)      --        600,000      6,000
RFCNI............................................    1,500      3,000        200,000         --
                                                   -------     ------      ---------    -------
          Total..................................  $85,650     $3,000      2,573,333    $11,000
                                                   =======     ======      =========    =======

---------------

(1) Three of the Woodson Companies will be acquired for TCMS Common Stock in separate merger transactions and the stock of the fourth Woodson Company will be purchased for cash and shares of TCMS Common Stock.

(2) Does not include an option exercise price of $1.2 million applicable to an option to purchase a five-acre tract of real property and improvements adjacent to a 13-acre tract of land used by HBH, which is being acquired in connection with the Acquisition of HBH.

     In connection with the Acquisitions, and as consideration for their interests in the Founding Companies, certain officers, directors and beneficial owners of more than 5% of the outstanding shares of Common Stock will receive cash and shares of Common Stock as set forth in the following table (dollars in thousands). These amounts do not include any S Corporation Distributions to be made to the shareholders of the various Founding Companies.

                                                                           SHARES OF
NAME                                                           CASH       COMMON STOCK
----                                                           -------    ------------
Daniel N. Hargett, Sr......................................    $36,670       533,333
Louis Woodson..............................................         --       586,667
H. Daniel Hughes II........................................     12,175       300,000
                                                               -------     ---------
          Total............................................    $48,845     1,420,000
                                                               =======     =========

     Certain of the Founding Companies have incurred indebtedness which has been personally guaranteed by its stockholders or by entities controlled by its stockholders. At June 30, 1997, the aggregate amount of indebtedness of these Founding Companies that was subject to personal guarantees was approximately $12.5 million. TCMS intends to repay such indebtedness at the closing of the Acquisitions.

     Certain of the Acquisitions (the "Mergers") are structured so that each relevant Founding Company will be merged with and into a subsidiary of TCMS, with the subsidiary surviving the transaction. TCMS has received an opinion of counsel that no Founding Company will recognize income or gain in connection with the Mergers, which opinion is based on certain assumptions as to factual matters (which the Company believes are correct). If gain were recognized, the Company would be liable for federal and state income taxes (without recourse to others), the amount of which would depend on the difference between the value of the assets of the relevant Founding Company reduced by the adjusted basis thereof.

     The closing of each Acquisition is subject to customary conditions including, among others: the continuing accuracy of the representations and warranties made by the Founding Companies, their principal shareholders and TCMS, the performance of each of their respective covenants included in the agreements relating to the Acquisitions and the nonexistence of a material adverse change in the results of operations, financial condition or business of each Founding Company prior to the closing date.

     Any Founding Company's acquisition agreement may be terminated under certain circumstances prior to the closing of the Offering, including: (i) by the mutual consent of the Board of Directors of TCMS and the owner or owners of that Founding Company; (ii) by TCMS if the disclosure schedules to the acquisition agreement are amended to reflect a material adverse change in that Founding Company; or (iii) if a material breach or default under the agreement by one party occurs and is not waived. No assurance can be given that the conditions to the closing of all the Acquisitions will be satisfied or waived or that each Acquisition will close.

FINANCIAL ADVISORY SERVICES

     In February 1997, the Company engaged McFarland, Grossman & Company, Inc. ("MGCO") to provide financial advisory services for a period of six months in connection with the Acquisitions and related financings. Under the terms of the engagement letter between the Company and MGCO, as amended on June 25, 1997 (the "MGCO Engagement Letter"), the Company paid MGCO an initial financial advisory fee of $15,000, plus monthly fees aggregating $30,000, and reimbursed MGCO for its out-of-pocket expenses relating to the services provided. In connection with the MGCO Engagement Letter, the Company issued the MG Warrant to MGCO for $100 in cash. The MG Warrant provides for the purchase of up to 50,000 shares of Common Stock, at a per share exercise price equal to the lesser of $8.00 and 70% of the initial public offering price set forth on the cover page of this Prospectus. The MG Warrant may be exercised in whole or, from time to time, in part, at any time during the five-year period beginning six months after the Offering closes. In connection with the MG Warrant, the Company granted certain registration rights to MGCO. The MG Warrant is exercisable for a period of five years beginning six months after the closing of the Offering.

     Pursuant to the MGCO Engagement Letter, MGCO will be entitled to receive the following fees in the future: (i) a $400,000 success fee, payable on closing of the Acquisitions; (ii) a senior debt placement fee of up to 2% of the Term Loan, payable on closing of the Term Loan; and (iii) a private placement fee equal to 5% of the amount of any private placement made by the Company within two years of August 12, 1997 with any capital source introduced to the Company by MGCO during the term of the MGCO Engagement Letter, together with a warrant to purchase an amount equal to 10% of the securities issued in any such private placement at the issue price in that private placement.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     TCMS' Charter authorizes the issuance of 25,000,000 shares of capital stock, consisting of 20,000,000 shares of Common Stock, 3,000,000 shares of Restricted Common Stock and 2,000,000 shares of Preferred Stock ("Preferred Stock"). At August 28, 1997, 1,256,000 shares of Common Stock were outstanding, and no shares of either Restricted Common Stock or Preferred Stock were outstanding. On closing of the Acquisitions and the Offering, TCMS will have outstanding 7,829,333 shares of Common Stock, including 975,000 shares of Restricted Common Stock, and no shares of Preferred Stock. The following summary description of certain terms of the capital stock of TCMS is qualified in its entirety by reference to the Charter, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK AND RESTRICTED COMMON STOCK

     The holders of Common Stock are each entitled to one vote for each share held on all matters to which they are entitled to vote, including the election of directors. The holders of Restricted Common Stock have no voting rights. After the closing of the Offering, the Board of Directors will be elected annually and will serve one-year terms. Cumulative voting for the election of directors is not permitted. Any director, or the entire Board of Directors, may be removed at any time, with cause, by a majority of the aggregate number of votes which may be cast by the holders of outstanding shares of Common Stock.

     Each share of Restricted Common Stock outstanding will automatically convert into Common Stock on a share-for-share basis (i) in the event any person acquires beneficial ownership of 25% or more of the outstanding shares of Common Stock of TCMS in or as a result of a transaction or a series of transactions that shall not have been approved or ratified by at least 80% of the Continuing Directors (as defined in the Charter), (ii) 18 months after the closing of the Offering, or (iii) in the event a majority of the aggregate number of votes which may be cast by the holders of outstanding shares of Common Stock approve such conversion.

     Subject to the rights of any then outstanding shares of Preferred Stock, holders of Common Stock and Restricted Common Stock are entitled to participate pro rata in such dividends as may be declared in the discretion of the Board of Directors out of the funds legally available therefor. Holders of Common Stock and Restricted Common Stock are entitled to share ratably in the net assets of TCMS on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. Holders of Common Stock and holders of Restricted Common Stock have no preemptive rights to purchase shares of stock of TCMS. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of TCMS. Shares of Restricted Common Stock are not subject to any redemption provisions, but are convertible into Common Stock, on the occurrence of certain events as described above. All outstanding shares of Common Stock and Restricted Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering and the Acquisitions will be, on payment therefor, fully paid and non-assessable.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board of Directors in one or more classes or series. Subject to the provisions of the Charter and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any class or series and to provide for or change the voting powers, designations preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the Preferred Stock, in each case without any further action or vote by the stockholders. TCMS has no current plans to issue any shares of Preferred Stock.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of TCMS by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the management of TCMS. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by TCMS may rank prior to the Common Stock and Restricted Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

STATUTORY BUSINESS COMBINATION PROVISION

     TCMS is subject to Section 203 of the DGCL which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that stockholder became an interested stockholder, unless: (i) prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) on closing of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(a) by persons who are directors and also officers of the corporation and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after that date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors who were directors prior to that person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed those directors by a majority of those directors. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date it is sought to be determined whether that person was an interested stockholder.

CERTAIN PROVISIONS OF THE CHARTER AND BYLAWS

     Pursuant to the Charter and as permitted by Delaware law, a director of TCMS is not liable to TCMS or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability in connection with a breach of duty of loyalty to TCMS or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments, stock repurchases or redemptions illegal under Delaware law or any transaction in which that director derived an improper personal benefit.

     Additionally, the Charter provides that directors and officers of TCMS will be indemnified by TCMS to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of TCMS, and further permits the advancing of expenses incurred in defense of claims.

     The Charter provides that any action required or permitted to be taken by the stockholders of TCMS must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof. The Charter provides that a special meeting of stockholders may be called only by the President, the Board of Directors or by such other person or persons as may be authorized in the Bylaws of TCMS. Those Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted on at that special meeting. The Charter provides that the Board of Directors may adopt, amend or repeal the Bylaws of TCMS by the affirmative vote of a majority of the Board of Directors without the consent or vote of the stockholders of TCMS; provided, however, that the stockholders of TCMS may adopt, amend or repeal its Bylaws by the affirmative vote of the holders of at least a majority of the shares entitled to vote in the election of directors which are present in person or represented by proxy at a duly constituted meeting of the stockholders at which a quorum is present.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is                  .

                        SHARES ELIGIBLE FOR FUTURE SALE

     On closing of the Acquisitions and completion of the Offering, 7,829,333 shares of Common Stock will be outstanding. See "Certain Transactions -- Acquisitions of the Founding Companies." The 4,000,000 shares of Common Stock offered hereby will be freely tradable unless acquired by affiliates of TCMS. All the remaining shares of Common Stock to be outstanding on the closing of the Acquisitions and the Offering may be resold publicly only following their effective registration under the Securities Act or pursuant to an exemption from the registration requirements of that act, such as Rule 144 thereunder. As described below, certain shareholders of the Founding Companies will have certain registration rights with respect to the shares of Common Stock received by them in the Acquisitions.

     When the Offering closes, TCMS also will have outstanding (i) options to purchase up to a total of approximately 457,000 shares of Common Stock, which are anticipated to be outstanding pursuant to the 1997 Stock Option Plan on the date the Offering closes, and (ii) the MG Warrant (which provides for the issuance of up to 50,000 shares of Common Stock and grants the holder thereof certain registration rights). TCMS intends to file a registration statement on Form S-8 with the Commission to register the shares issuable pursuant to its 1997 Stock Option Plan under the Securities Act. After that registration statement becomes effective, the shares registered thereby generally will on issuance be available for sale in the open market by holders who are not affiliates of TCMS and, subject to the volume and other limitations of Rule 144, by holders who are affiliates of TCMS. See "Management -- 1997 Stock Option Plan."

     In general, under Rule 144, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from TCMS or an affiliate of TCMS, the holder (or holders whose shares of Common Stock are aggregated), of such restricted securities, including holders who may be deemed "affiliates of TCMS," is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock (approximately 78,293 shares on completion of the Offering) or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about TCMS. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed since the later of the date on which restricted securities were acquired from TCMS or an affiliate of TCMS, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale is entitled to sell the shares immediately without regard to the volume limitations and other conditions of Rule 144 described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof and is qualified in its entirety by reference thereto. The Commission has proposed certain amendments to Rule 144 that would, among other things, eliminate the manner of sale requirements and revise the notice provisions of that rule. The Commission has also solicited comments on other possible changes to Rule 144, including possible revisions to the one- and two-year holding periods and volume limitations described above.

     TCMS has entered into registration rights agreements with the shareholders of each of Woodson, CSI and HBH. Pursuant to each of those agreements, at any time after one year from the date of the closing of the Offering, the former shareholders of each of those companies may make one request that TCMS file a registration statement registering the resale of the Common Stock held by them. In addition, pursuant to the registration rights agreements, each of the former shareholders of Woodson, CSI and HBH will have the right to include any shares of Common Stock owned by them in certain registration statements filed by TCMS under the Securities Act. TCMS is generally required to pay the costs associated with any offering by those shareholders pursuant to the exercise of their registration rights. The registration rights agreements provide that the number of shares of Common Stock that must be registered on behalf of the selling stockholders is subject to limitation if the managing underwriter or TCMS' financial advisor, as the case may be, determines that market conditions so require. TCMS will indemnify the selling stockholders, and those stockholders will indemnify TCMS, against certain liabilities in respect of any registration statement or offering that includes shares pursuant to the registration rights agreements.

     TCMS and its directors and executive officers, J&D, all of TCMS' other current stockholders and all persons who receive shares of Common Stock in connection with the Acquisitions have agreed not to offer or sell any of those shares for a period of one year from the date of this Prospectus (the "Lockup Period") without the prior written consent of Jefferies & Company, Inc., except that TCMS may issue Common Stock in connection with the Acquisitions and, subject to certain conditions, in connection with future acquisitions, on exercise of the MG Warrant and pursuant to awards under the 1997 Stock Option Plan.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc. and Johnson Rice & Company L.L.C. are acting as the representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus:

                                                               NUMBER
                                                              OF SHARES
UNDERWRITERS                                                  ---------
Jefferies & Company, Inc....................................
Johnson Rice & Company L.L.C................................

                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Common Stock offered hereby is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $          per share to certain other
dealers. After the initial public offering of the Common Stock, the public offering price, the concession to selected dealers and the reallowance to other dealers, may be changed by the Representatives.

     TCMS has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the shares of Common Stock offered hereby.

     TCMS and its directors and executive officers, J&D, all of TCMS' other current stockholders and all persons who receive shares of Common Stock in connection with the Acquisitions have agreed not to offer or sell any of those shares for a period of one year from the date of this Prospectus without the prior written consent of Jefferies & Company, Inc., except that TCMS may issue Common Stock in connection with the Acquisitions and, subject to certain conditions, in connection with future acquisitions, on exercise of the MG Warrant and pursuant to awards under the 1997 Stock Option Plan.

     The Representatives have informed TCMS that they do not expect the Underwriters to confirm sales of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

     At the request of TCMS, the Underwriters have reserved up to 200,000 shares of the Common Stock offered hereby for sale at the initial public offering price to employees of the Company and certain other persons designated by TCMS who have expressed an interest in purchasing shares of Common Stock. The number of shares of Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares.

     TCMS has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the offering of the shares of Common Stock, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Prior to the Offering, there has been no public trading market for the shares of Common Stock, and there can be no assurance that an active trading market will develop or be sustained upon the completion of the Offering. The initial public offering price of the shares of Common Stock will be determined by negotiations between TCMS and the Representatives. Among the factors that will be considered in determining such public offering price will be the history of and the prospects for the industry in which the Founding Companies compete, an assessment of the Company's management, the past and present operations of the Founding Companies, the past and present earnings of the Founding Companies and the trend of their earnings, the general condition of the securities markets at the time of the Offering, the price-earning ratios and market prices of publicly traded securities of companies that TCMS and the Representatives believe to be comparable to TCMS, and other factors deemed to be relevant.

     In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, the Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer in distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed shares of Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     In connection with the Offering, certain Underwriters and selling group members, if any, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M promulgated by the Commission. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 limits the amount of net purchases that each passive market maker can make and the displayed size of the bid. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being offered hereby will be passed on for the Company by Chamberlain, Hrdlicka, White, Williams & Martin, Houston, Texas and for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The audited financial statements of TCMS, Woodson and CSI included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of HBH, as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The audited financial statements of RFCNI included in this Prospectus have been audited by Darnall, Sikes & Frederick, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving such report.

                             ADDITIONAL INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is included as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance that a reference is made to a contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference. A copy of the Registration Statement may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission. Copies of such materials may also be obtained over the Internet at http://www.sec.gov.

     The Company intends to furnish to its stockholders annual reports containing audited financial statements examined by an independent public accounting firm for each fiscal year.

                       TRANSCOASTAL MARINE SERVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

TransCoastal Marine Services, Inc. Unaudited Pro Forma:
  Basis of Presentation.....................................    F-2
  Unaudited Pro Forma Combined Balance Sheet................    F-3
  Unaudited Pro Forma Combined Statements of Operations.....    F-4
  Notes to Unaudited Pro Forma Combined Financial
     Statements.............................................    F-6
TransCoastal Marine Services, Inc.:
  Report of Independent Public Accountants..................   F-12
  Consolidated Balance Sheets...............................   F-13
  Consolidated Statements of Operations.....................   F-14
  Consolidated Statements of Stockholders' Equity
     (Deficit)..............................................   F-15
  Consolidated Statements of Cash Flows.....................   F-16
  Notes to Consolidated Financial Statements................   F-17
Founding Companies:
  The Woodson Companies
     Report of Independent Public Accountants...............   F-21
     Combined Balance Sheets................................   F-22
     Combined Statements of Operations......................   F-23
     Combined Statements of Shareholders' Equity............   F-24
     Combined Statements of Cash Flows......................   F-25
     Notes to Combined Financial Statements.................   F-26
  The CSI Companies
     Report of Independent Public Accountants...............   F-34
     Combined Balance Sheets................................   F-35
     Combined Statements of Operations......................   F-36
     Combined Statements of Owners' Equity..................   F-37
     Combined Statements of Cash Flows......................   F-38
     Notes to Combined Financial Statements.................   F-39
  HBH, Inc.
     Independent Auditors' Report...........................   F-46
     Balance Sheets.........................................   F-47
     Statements of Operations...............................   F-48
     Statements of Shareholder's Equity (Deficit)...........   F-49
     Statements of Cash Flows...............................   F-50
     Notes to Financial Statements..........................   F-51
  The Red Fox Companies of New Iberia, Inc.
     Report of Independent Public Accountants...............   F-56
     Balance Sheets.........................................   F-57
     Statements of Operations...............................   F-58
     Statements of Shareholder's Equity.....................   F-59
     Statements of Cash Flows...............................   F-60
     Notes to Financial Statements..........................   F-61

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION

     The following unaudited pro forma combined financial statements give effect to the acquisitions by TransCoastal Marine Services, Inc. ("TCMS") of the outstanding capital stock of The Woodson Companies, The CSI Companies, HBH, Inc., and the Red Fox Companies of New Iberia, Inc. ("RFCNI") (together, the "Founding Companies") and certain related real properties. TCMS and the Founding Companies are hereinafter referred to as the Company. These acquisitions (the "Acquisitions") will occur concurrently with and as a condition to the closing of TCMS's initial public offering (the "Offering") and will be accounted for using the purchase method of accounting, with The Woodson Companies being reflected as the "accounting acquiror."

     The unaudited pro forma combined balance sheet gives effect to the Acquisitions and the Offering as if they had occurred on June 30, 1997. The unaudited pro forma combined statement of operations gives effect to the Acquisitions and the Offering as if they had occurred on January 1 of each period presented.

     TCMS has preliminarily analyzed the savings that it expects to realize from reductions in rent expense resulting from elimination of certain leases with certain former stockholders of the Founding Companies or their affiliates with respect to certain real properties being purchased in connection with the Acquisitions. TCMS cannot currently quantify other potential savings until completion of the combination of the Founding Companies. It is anticipated that these savings will be partially offset by the costs related to the Company's new corporate management and by the costs associated with being a public company; however, because these costs cannot be accurately quantified at this time, they have not been included in the pro forma financial information of the Company.

     The pro forma adjustments are based on preliminary estimates (primarily of the aggregate purchase price of the Acquisitions), available information and certain assumptions that management deems appropriate, but which may be revised as additional information becomes available. The pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if such transactions had in fact occurred on the dates assumed and are not necessarily representative of the Company's financial position or results of operations for any future period. Since the Founding Companies were not under common control or management, historical combined results may not be comparable to, or indicative of, future performance. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included in this Prospectus. See "Risk Factors" included in this Prospectus.

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                         THE         THE
                                       WOODSON       CSI                                   PRO FORMA
                                      COMPANIES   COMPANIES   HBH, INC.   RFCNI    TCMS   ADJUSTMENTS   PRO FORMA
                                      ---------   ---------   ---------   ------   ----   -----------   ---------
               ASSETS

CURRENT ASSETS:
  Cash..............................   $ 1,919     $ 1,332     $    59    $ 707    $ 1     $ (4,150)    $   (132)
  Receivables, net..................     4,753       4,490      10,225    1,242     --           --       20,710
  Costs and estimated earnings in
    excess of billings on
    uncompleted contracts...........     1,053          --       1,539      358     --           --        2,950
  Inventory.........................       364          --          --       --     --           --          364
  Other.............................       284       1,389         564      128    462          668        3,495
                                       -------     -------     -------    ------   ----    --------     --------
        Total current assets........     8,373       7,211      12,387    2,435    463       (3,482)      27,387
                                       -------     -------     -------    ------   ----    --------     --------
PROPERTY AND EQUIPMENT, net.........     4,348       7,053       8,328       44     --       45,752       65,525
GOODWILL............................        --          --          --       --     --       50,176       50,176
OTHER...............................       927          39         157       34     40           --        1,197
                                       -------     -------     -------    ------   ----    --------     --------
        Total assets................   $13,648     $14,303     $20,872    $2,513   $503    $ 92,446     $144,285
                                       =======     =======     =======    ======   ====    ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
             (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable and accrued
    liabilities.....................   $ 3,229     $ 4,116     $11,141    $1,508   $375    $  1,504     $ 21,873
  Notes payable and current
    maturities of long-term debt....       994       1,069       1,477       --    187          300        4,027
  Payable to founding
    stockholders....................        --          --          --       --     --       85,650       85,650
  Billings in excess of costs and
    estimated earnings on
    uncompleted contracts...........       718          --          --      422     --           --        1,140
                                       -------     -------     -------    ------   ----    --------     --------
        Total current liabilities...     4,941       5,185      12,618    1,930    562       87,454      112,690
                                       -------     -------     -------    ------   ----    --------     --------
LONG-TERM DEBT......................        --       4,696       5,267       --     --        1,191       11,154
SUBORDINATED DEBT...................        --          --          --       --     --           --           --
DEFERRED INCOME TAXES...............        --         670          --        8     --       17,961       18,639
                                       -------     -------     -------    ------   ----    --------     --------
        Total liabilities...........     4,941      10,551      17,885    1,938    562      106,606      142,483
                                       -------     -------     -------    ------   ----    --------     --------
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock......................        98         264          66        1      1         (426)           4
  Additional paid-in capital........        25         380         808       --     12       (5,861)      (4,636)
  Retained earnings (deficit).......     8,570       5,672       2,113      574    (72)     (10,437)       6,420
  Treasury stock....................        --      (2,564)         --       --     --        2,564           --
  Net unrealized gain on
    available-for-sale securities...        14          --          --       --     --           --           14
                                       -------     -------     -------    ------   ----    --------     --------
        Total stockholders' equity
          (deficit).................     8,707       3,752       2,987      575    (59)     (14,160)       1,802
                                       -------     -------     -------    ------   ----    --------     --------
        Total liabilities and
          stockholders' equity......   $13,648     $14,303     $20,872    $2,513   $503    $ 92,446     $144,285
                                       =======     =======     =======    ======   ====    ========     ========


                                      POST-ACQUISITION      AS
                                        ADJUSTMENTS      ADJUSTED
                                      ----------------   --------
               ASSETS
CURRENT ASSETS:
  Cash..............................      $  6,310       $  6,178
  Receivables, net..................            --         20,710
  Costs and estimated earnings in
    excess of billings on
    uncompleted contracts...........            --          2,950
  Inventory.........................            --            364
  Other.............................        (1,130)         2,365
                                          --------       --------
        Total current assets........         5,180         32,567
                                          --------       --------
PROPERTY AND EQUIPMENT, net.........            --         65,525
GOODWILL............................            --         50,176
OTHER...............................         1,338          2,535
                                          --------       --------
        Total assets................      $  6,518       $150,803
                                          ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
             (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable and accrued
    liabilities.....................      $ (1,879)      $ 19,994
  Notes payable and current
    maturities of long-term debt....          (400)         3,627
  Payable to founding
    stockholders....................       (85,650)            --
  Billings in excess of costs and
    estimated earnings on
    uncompleted contracts...........            --          1,140
                                          --------       --------
        Total current liabilities...       (87,929)        24,761
                                          --------       --------
LONG-TERM DEBT......................        24,213         35,367
SUBORDINATED DEBT...................        15,000         15,000
DEFERRED INCOME TAXES...............            --         18,639
                                          --------       --------
        Total liabilities...........       (48,716)        93,767
                                          --------       --------
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock......................             4              8
  Additional paid-in capital........        55,230         50,594
  Retained earnings (deficit).......            --          6,420
  Treasury stock....................            --             --
  Net unrealized gain on
    available-for-sale securities...            --             14
                                          --------       --------
        Total stockholders' equity
          (deficit).................        55,234         57,036
                                          --------       --------
        Total liabilities and
          stockholders' equity......      $  6,518       $150,803
                                          ========       ========

  See accompanying notes to unaudited pro forma combined financial statements.

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                       THE         THE
                                     WOODSON       CSI       HBH,                                PRO FORMA
                                    COMPANIES   COMPANIES    INC.     RFCNI    TCMS    TOTAL    ADJUSTMENTS   PRO FORMA
                                    ---------   ---------   -------   ------   ----   -------   -----------   ---------
REVENUE...........................   $17,933     $8,447     $36,873   $9,730   $--    $72,983     $   239     $  72,744
COSTS AND EXPENSES:
  Cost of revenue.................    13,561      5,264      33,727   8,260     --     60,812        (239)       60,573
  Selling, general and
    administrative expenses.......     2,968      2,435       1,000     885     --      7,288        (330)        6,958
  Depreciation and amortization...       562        359       1,482      12     --      2,415       3,396         5,811
                                     -------     ------     -------   ------   ----   -------     -------     ---------
        Operating income (loss)...       842        389         664     573     --      2,468      (3,066)         (598)
INTEREST EXPENSE..................       (35)      (137)       (853)    (30)    --     (1,055)     (3,717)       (4,772)
OTHER INCOME (EXPENSE), net.......       443        134         646     (60)    --      1,163          --         1,163
                                     -------     ------     -------   ------   ----   -------     -------     ---------
        Income (loss) before
          taxes...................     1,250        386         457     483     --      2,576      (6,783)       (4,207)
PROVISION (BENEFIT) FOR INCOME
  TAXES...........................        91        205          --     197     --        493      (1,674)       (1,181)
                                     -------     ------     -------   ------   ----   -------     -------     ---------
NET INCOME (LOSS).................   $ 1,159     $  181     $   457   $ 286    $--    $ 2,083     $(5,109)    $  (3,026)
                                     =======     ======     =======   ======   ====   =======     =======     =========
PRO FORMA LOSS PER SHARE..........                                                                            $    (.39)
                                                                                                              =========
SHARES USED IN COMPUTING PRO FORMA
  LOSS PER SHARE..................                                                                            7,852,666
                                                                                                              =========

  See accompanying notes to unaudited pro forma combined financial statements.

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                               THE         THE
                             WOODSON       CSI                                             PRO FORMA
                            COMPANIES   COMPANIES   HBH, INC.   RFCNI    TCMS    TOTAL    ADJUSTMENTS   PRO FORMA
                            ---------   ---------   ---------   ------   ----   -------   -----------   ----------
REVENUE...................   $18,104     $9,606      $23,850    $4,536   $--    $56,096     $ 1,190     $   54,906
COSTS AND EXPENSES:
  Cost of revenue.........    15,243      5,651       19,394    3,825     --     44,113      (1,190)        42,923
  Selling, general and
    administrative
    expenses..............     1,435      1,270          671      674     72      4,122        (165)         3,957
  Depreciation and
    amortization..........       455        245          750        8     --      1,458       2,115          3,573
                             -------     ------      -------    ------   ----   -------     -------     ----------
         Operating income
           (loss).........       971      2,440        3,035       29    (72)     6,403      (1,950)         4,453
INTEREST EXPENSE..........       (45)      (214)        (368)      (7)    --       (634)     (1,752)        (2,386)
OTHER INCOME (EXPENSE),
  net.....................       560         44           26      (13)    --        617          --            617
                             -------     ------      -------    ------   ----   -------     -------     ----------
         Income (loss)
           before taxes...     1,486      2,270        2,693        9    (72)     6,386      (3,702)         2,684
PROVISION (BENEFIT) FOR
  INCOME TAXES............       191        931           --        2     --      1,124         201          1,325
                             -------     ------      -------    ------   ----   -------     -------     ----------
NET INCOME (LOSS).........   $ 1,295     $1,339      $ 2,693    $   7    $(72)  $ 5,262     $(3,903)    $    1,359
                             =======     ======      =======    ======   ====   =======     =======     ==========
PRO FORMA INCOME PER
  SHARE...................                                                                              $     0.17
                                                                                                        ==========
SHARES USED IN COMPUTING
  PRO FORMA INCOME PER
  SHARE...................                                                                               7,852,666
                                                                                                        ==========

  See accompanying notes to unaudited pro forma combined financial statements.

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. GENERAL

     TCMS was organized in April 1996 to become a fully integrated marine construction company focusing on the transition zone (marsh and swamp regions out to water depths of 20 feet) and shallow water (water depths of 20 to 200 feet) regions along the U.S. Gulf Coast. TCMS has conducted no operations to date and will acquire the Founding Companies concurrently with and as a condition to the closing of the Offering.

     The historical financial statements reflect the financial position and results of operations of the Founding Companies and were derived from the respective Founding Companies' financial statements where indicated. The periods included in these financial statements for the individual Founding Companies are as of and for the six months ended June 30, 1997, and for the year ended December 31, 1996. The audited historical financial statements included herein have been included in accordance with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission.

2. ACQUISITION OF FOUNDING COMPANIES

     Concurrent with and as a condition to the closing of the Offering, TCMS will acquire all of the outstanding capital stock of the Founding Companies and related real estate. The Acquisitions will be accounted for using the purchase method of accounting, with The Woodson Companies being treated as the accounting acquiror.

     The following table sets forth the estimated consideration to be paid in cash, long-term debt and shares of TCMS common stock ("Common Stock") to the owners of each of the Founding Companies. In addition, TCMS will be assuming debt on certain of the Founding Companies. For purposes of computing the estimated purchase price for accounting purposes, the value of the shares is determined using an estimate of the fair value. The estimated purchase price for each Acquisition and related allocations of the excess purchase price are based on preliminary estimates and, in the case of RFCNI, are subject to certain purchase price adjustments at and following closing (in thousands, except share amounts):

                                                   ESTIMATED CONSIDERATION
                                              ----------------------------------
                                                        LONG-TERM    SHARES OF      DEBT
                                               CASH       DEBT      COMMON STOCK   ASSUMED
                                              -------   ---------   ------------   -------
The Woodson Companies.......................  $19,800    $   --      1,240,000     $    --
The CSI Companies...........................   40,000        --        533,333       5,000
HBH, Inc....................................   24,350        --        600,000       6,000
RFCNI.......................................    1,500     3,000        200,000          --
                                              -------    ------      ---------     -------
          Total.............................  $85,650    $3,000      2,573,333     $11,000
                                              =======    ======      =========     =======

     In connection with the acquisitions of the Founding Companies, the excess of cost over fair value of net assets acquired will be amortized using the straight-line method over 40 years. Management of the acquired businesses have successfully operated the Founding Companies for a number of years and, with the additional capital provided by TCMS, should be positioned to take advantage of increased opportunities. TCMS has no reason to expect major changes in the business conditions in which the acquired Founding Companies operate which might affect the recoverability of the recorded intangibles. However, in the event business conditions change, the recoverability will be reevaluated based upon revised projections of future undiscounted operating income and cash flows and, if impaired, the balances will be adjusted accordingly.

3. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS AS OF JUNE 30, 1997

     (a) Records the purchase of the Founding Companies by TCMS as described in
Note 2 consisting of $85.7 million in cash, $3.0 million in long-term debt and 2,573,333 shares of Common Stock together with the assumption of $11.0 million in debt for a total estimated purchase price of $128.6 million, resulting in excess

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES purchase price over the fair value of assets acquired of $50.2 million. Also records the S corporation distribution for certain Founding Companies of approximately $4.2 million.

     (b) Records the cash proceeds from the issuance of shares of Common Stock net of estimated Offering costs (based on an assumed initial public offering
price of $     per share). Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

     (c) Records the cash portion of the consideration to be paid to the shareholders of the Founding Companies in connection with the Acquisitions and the reduction of certain debt obligations with the proceeds from this Offering.

     (d) Records the cash proceeds from a $35.0 million term loan (the "Term Loan") and the issuance of $15.0 million of subordinated debt (the "Subordinated Debt") (see Note 6) and related current maturities.

     The following tables summarize unaudited pro forma combined balance sheet adjustments (in thousands):

                                                                 PRO FORMA
                                                                ADJUSTMENTS
                                                                -----------
                                                                    (A)
                                  ASSETS
Cash........................................................     $  (4,150)
Other current assets........................................           668
Property and equipment, net.................................        45,752
Goodwill....................................................        50,176
                                                                 ---------
          Total assets......................................     $  92,446
                                                                 =========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities --
  Accounts payable and accrued liabilities..................     $  (1,504)
  Notes payable and current maturities of long-term debt....          (300)
  Payable to founding stockholders..........................       (85,650)
                                                                 ---------
          Total current liabilities.........................       (87,454)
Long-term debt, net of current maturities...................        (1,191)
Deferred income taxes.......................................       (17,961)
                                                                 ---------
          Total liabilities.................................      (106,606)
Stockholders' equity --
  Common stock..............................................           426
  Additional paid-in capital................................         5,861
  Retained earnings.........................................        10,437
  Treasury stock............................................        (2,564)
                                                                 ---------
          Total stockholders' equity........................        14,160
                                                                 ---------
          Total liabilities and stockholders' equity........     $ (92,446)
                                                                 =========

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

                                                                                   POST-ACQUISITION
                                                    (B)        (C)        (D)        ADJUSTMENTS
                                                  --------   --------   --------   ----------------
                                              ASSETS
Current assets --
  Cash and cash equivalents.....................  $ 54,298   $(96,650)  $ 48,662       $  6,310
  Other current assets..........................    (1,130)        --         --         (1,130)
  Other non current assets......................        --         --      1,338          1,338
                                                  --------   --------   --------       --------
  Total assets..................................  $ 53,168   $(96,650)  $ 50,000       $  6,518
                                                  ========   ========   ========       ========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities --
  Accounts payable and accrued liabilities......  $  1,879   $     --   $     --       $  1,879
  Notes payable and current portion of long-term
     debt.......................................       187      2,546     (2,333)           400
  Payable to founding stockholders..............        --     85,650         --         85,650
                                                  --------   --------   --------       --------
          Total current liabilities.............     2,066     88,196     (2,333)        87,929
Long-term debt, net of current maturities.......        --      8,454    (32,667)       (24,213)
Subordinated debt...............................        --         --    (15,000)       (15,000)
                                                  --------   --------   --------       --------
          Total liabilities.....................     2,066     96,650    (50,000)        48,716
Stockholders' equity --
  Common stock..................................        (4)        --         --             (4)
  Additional paid-in capital....................   (55,230)        --         --        (55,230)
                                                  --------   --------   --------       --------
          Total stockholders' equity............   (55,234)        --         --        (55,234)
                                                  --------   --------   --------       --------
          Total liabilities and stockholders'
            equity..............................  $(53,168)  $ 96,650   $(50,000)      $ (6,518)
                                                  ========   ========   ========       ========

4. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS ADJUSTMENTS

FOR THE YEAR ENDED DECEMBER 31, 1996

     (a) Reflects the increase in depreciation and amortization and the reduction in certain related-party rental and lease expenses based upon the assumed ownership of certain leased property, which have been agreed to prospectively. Also reflects a $1.1 million non-cash compensation charge related to the issuance of 275,000 shares of common stock to management of TCMS which is offset by a reversal of such charge due to its non-recurring nature.

     (b) Reflects goodwill amortization of $1.3 million relating to the Acquisitions, using a 40-year estimated life, plus additional depreciation expense of $1.9 million due to the allocation of a portion of the excess purchase price to fixed assets.

     (c) Reflects the anticipated reduction in interest expense of $1.1 million due to refinancing the outstanding indebtedness of the Founding Companies in conjunction with the Acquisitions, net of the additional interest expense of $4.8 million on the $3.0 million in long-term debt incurred as part of the Acquisitions, the $35.0 million Term Loan and the $15.0 million of Subordinated Debt.

     (d) Reflects the incremental provision for federal and state income taxes for all entities being combined.

     (e) Reflects the elimination of intercompany revenues and associated costs for all entities being combined.

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

     The following table summarizes unaudited pro forma combined statement of operations adjustments (in thousands):

                                                                                        PRO FORMA
                                        (A)      (B)       (C)       (D)       (E)     ADJUSTMENTS
                                       -----   -------   -------   -------   -------   -----------
Revenue..............................  $  --   $    --   $    --   $    --   $   239     $   239
Costs and expenses:
  Cost of revenue....................     --        --        --        --      (239)       (239)
  Selling, general and administrative
     expenses........................   (330)       --        --        --        --        (330)
Depreciation and amortization........    215     3,181        --        --        --       3,396
                                       -----   -------   -------   -------   -------     -------
     Operating income (loss).........    115    (3,181)       --        --        --      (3,066)
  Interest expense...................     --        --    (3,717)       --        --      (3,717)
                                       -----   -------   -------   -------   -------     -------
     Income (loss) before taxes......    115    (3,181)   (3,717)       --        --      (6,783)
Provision (benefit) for income
  taxes..............................     --        --        --    (1,674)       --      (1,674)
                                       -----   -------   -------   -------   -------     -------
Net income (loss)....................  $ 115   $(3,181)  $(3,717)  $ 1,674   $    --     $(5,109)
                                       =====   =======   =======   =======   =======     =======

     During 1996, The CSI Companies recognized an extraordinary gain of $342,000 related to forgiving certain debt. Due to the nonrecurring nature of this extraordinary gain, it has not been reflected in the unaudited pro forma combined statement of operations for the year ended December 31, 1996.

FOR THE SIX MONTHS ENDED JUNE 30, 1997

     (a) Reflects the increase in depreciation and amortization and the reduction in certain related-party rental and lease expenses based upon the assumed ownership of certain leased property, which has been agreed to prospectively. Also reflects a $1.1 million non-cash compensation charge related to the issuance of 275,000 shares of common stock to management of the Company which is offset by a reversal of such charge due to its non-recurring nature.

     (b) Reflects goodwill amortization of $627,000 relating to the Acquisitions, using a 40-year estimated life, plus additional depreciation expense of $1,380,000 resulting from the allocation of a portion of the excess purchase price to property and equipment.

     (c) Reflects the anticipated reduction in interest expense of $634,000 resulting from refinancing the outstanding indebtedness of the Founding Companies in conjunction with the Acquisitions, net of the additional interest expense of $2.4 million on the $3.0 million in long-term debt incurred as part of the Acquisitions, the $35.0 million Term Loan and the $15.0 million of Subordinated Debt.

     (d) Reflects the incremental provision for federal and state income taxes for all entities being combined.

     (e) Reflects the elimination of intercompany revenues and associated costs for all entities being combined.

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

     The following table summarizes unaudited pro forma combined statement of operations adjustments:

                                                                                           PRO FORMA
                                            (A)      (B)       (C)      (D)       (E)     ADJUSTMENTS
                                            ----   -------   -------   ------   -------   -----------
Revenue...................................  $ --   $    --   $    --   $   --   $ 1,190       $ 1,190
Costs and expenses:
  Cost of revenue.........................    --        --        --       --    (1,190)       (1,190)
  Selling, general and administrative
     expenses.............................  (165)       --        --       --        --          (165)
  Depreciation and amortization...........   108     2,007        --       --        --         2,115
                                            ----   -------   -------   ------   -------       -------
     Operating income (loss)..............    57    (2,007)       --       --        --        (1,950)
  Interest expense........................    --        --    (1,752)      --        --        (1,752)
                                            ----   -------   -------   ------   -------       -------
     Income (loss) before taxes...........    57    (2,007)   (1,752)      --        --        (3,702)
Provision (benefit) for income taxes......    --        --        --      201        --           201
                                            ----   -------   -------   ------   -------       -------
Net income (loss).........................  $ 57   $(2,007)  $(1,752)  $ (201)  $    --       $(3,903)
                                            ====   =======   =======   ======   =======       =======

5. PRO FORMA INCOME (LOSS) PER SHARE

     The following table summarizes shares used in computing pro forma income
(loss) per share:

                                                                             SIX MONTHS
                                                              YEAR ENDED       ENDED
                                                             DECEMBER 31,     JUNE 30,
                                                                 1996           1997
                                                             ------------    ----------
TCMS --
  Founders..................................................    975,000        975,000
  Management................................................    275,000        275,000
  Consultants...............................................      6,000          6,000
Founding Companies --
  The Woodson Companies.....................................  1,240,000      1,240,000
  The CSI Companies.........................................    533,333        533,333
  HBH, Inc..................................................    600,000        600,000
  RFCNI.....................................................    200,000        200,000
Offering....................................................  4,000,000      4,000,000
Effect of assumed exercise of Common Stock purchase warrant
  (see Note 6)..............................................     23,333         23,333
                                                              ---------      ---------
Shares used in computing pro forma income (loss) per
  share.....................................................  7,852,666      7,852,666
                                                              =========      =========

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which simplifies the standards required under current accounting rules for computing earnings per share and replaces the presentation of primary earnings per share and fully diluted earnings per share with a presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS"). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted earnings per share under current accounting rules. The implementation of SFAS No. 128 in 1997 is not expected to have a material effect on TCMS's earnings per share as determined under current accounting rules.

           TRANSCOASTAL MARINE SERVICES, INC. AND FOUNDING COMPANIES

6. SUBSEQUENT EVENTS

  Common Stock

     In March and April 1997, 175,000 and 100,000 shares of Common Stock, respectively, were sold to management at $.001 per share. As a result, the Company will record a non-recurring, non-cash compensation charge of $1.1 million effective with the closing of the Offering, representing the difference between the amount paid for the shares and the estimated fair value of the shares on the date of sale of such Common Stock. Due to the non-recurring nature of this item, this amount has been excluded from the pro forma combined statement of operations.

  Restricted Common Stock

     Concurrent with the Offering, 975,000 shares of Common Stock will be exchanged for 975,000 shares of Restricted Common Stock. The Restricted Common Stock has no voting rights. Shares of Restricted Common Stock are convertible into shares of Common Stock on a share-for-share basis in the event of (i) certain ownership changes, (ii) 18 months after the Offering or (iii) approval by a majority of holders of the Common Stock.

  Common Stock Purchase Warrant

     During the first quarter of 1997, the Company entered into an advisory agreement with an investment banking firm, which was amended in June 1997 to provide for the sale of a warrant to acquire 50,000 shares of Common Stock (the "Warrant") for $.001 per share. The Warrant has an exercise price of the lesser of $8 per share or 70 percent of the initial price to the public in the Offering and is exercisable for five years, beginning six months after closing of the Offering.

  Term Loan

     TCMS anticipates obtaining the Term Loan, which will be available on the closing of the Offering. The Term Loan is intended to be used for paying part of the cash portion of the aggregate purchase price for the Founding Companies and general corporate purchases.

  Subordinated Debt

     The Company expects to issue the Subordinated Debt, which is intended to be used for paying part of the cash portion of the purchase price for the Founding Companies and general working capital needs.

  Tax Election

     TCMS, The Woodson Companies and HBH, Inc. will review the feasibility of entering into agreements to make an Internal Revenue Code Section 338(h)(10) tax election related to the acquisitions of Laine Construction Company and HBH, Inc. by TCMS. The irrevocable tax election allows the acquiring corporation to treat the anticipated stock purchases as deemed asset purchases. The election can only occur with the consent of the selling shareholders. The election provides a step-up in basis for tax purposes equal to the excess of the sales proceeds plus any liabilities assumed over the acquired companies' adjusted tax basis. Accordingly, TCMS would receive a higher depreciable tax basis in the assets providing significant future tax benefits to TCMS.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TransCoastal Marine Services, Inc.:

     We have audited the accompanying consolidated balance sheet of TransCoastal Marine Services, Inc. and subsidiary as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (April 2, 1996) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransCoastal Marine Services, Inc. and subsidiary as of December 31, 1996, and the consolidated results of their operations and their cash flows for the period from inception (April 2, 1996) through December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
August 11, 1997

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,     JUNE 30,
                                                                  1996           1997
                                                              ------------    -----------
                                                                              (UNAUDITED)
ASSETS
  Cash and cash equivalents.................................      $  1          $     1
  Deferred offering costs...................................        --              462
  Other assets..............................................        --               40
                                                                  ----          -------
          Total assets......................................      $  1          $   503
                                                                  ====          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Short-term borrowings from related party..................      $ --          $   187
  Accounts payable and accrued expenses.....................        --              375
                                                                  ----          -------
          Total liabilities.................................        --              562
                                                                  ----          -------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value, 2,000,000 shares
     authorized, none issued and outstanding................        --               --
  Common stock, $.001 par value, 20,000,000 shares
     authorized, 975,000 and 1,253,000 shares issued and
     outstanding at December 31, 1996 and June 30, 1997,
     respectively...........................................         1                1
  Restricted common stock, $.001 par value, 3,000,000 shares
     authorized,      none issued and outstanding...........        --               --
  Additional paid-in capital................................        --               12
  Retained deficit..........................................        --              (72)
                                                                  ----          -------
          Total stockholders' equity (deficit)..............         1              (59)
                                                                  ----          -------
          Total liabilities and stockholders' equity........      $  1          $   503
                                                                  ====          =======

  The accompanying notes are an integral part of these consolidated financial statements.

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                            PERIOD FROM
                                                             INCEPTION
                                                          (APRIL 2, 1996)          SIX MONTHS
                                                              THROUGH            ENDED JUNE 30,
                                                           DECEMBER 31,     -------------------------
                                                               1996            1996          1997
                                                          ---------------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
REVENUE.................................................       $ --            $ --          $ --
GENERAL AND ADMINISTRATIVE EXPENSES.....................         --              --            72
                                                               ----            ----          ----
LOSS BEFORE INCOME TAXES................................         --              --           (72)
INCOME TAXES............................................         --              --            --
                                                               ----            ----          ----
NET LOSS................................................       $ --            $ --          $(72)
                                                               ====            ====          ====

  The accompanying notes are an integral part of these consolidated financial statements.

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             RESTRICTED
                                      COMMON STOCK          COMMON STOCK       ADDITIONAL
                                   ------------------   --------------------    PAID-IN     RETAINED
                                    SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     DEFICIT    TOTAL
                                   ---------   ------   ----------   -------   ----------   --------   -----
BALANCE AT INCEPTION (April 2,
  1996)..........................         --    $ --        --       $    --        $ --      $ --     $ --
SALE OF COMMON STOCK.............    975,000       1        --            --          --        --        1
                                   ---------    ----       ---       -------        ----      ----     ----
BALANCE AT DECEMBER 31, 1996.....    975,000       1        --            --          --        --        1
SALE OF COMMON STOCK.............    278,000      --        --            --          --        --       --
ADDITIONAL PAID-IN CAPITAL.......         --      --        --            --          12                 12
NET LOSS (Unaudited).............         --      --        --            --          --       (72)     (72)
                                   ---------    ----       ---       -------        ----      ----     ----
BALANCE AT JUNE 30, 1997
  (Unaudited)....................  1,253,000    $  1        --       $    --        $ 12      $(72)    $(59)
                                   =========    ====       ===       =======        ====      ====     ====

  The accompanying notes are an integral part of these consolidated financial statements.

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           PERIOD FROM
                                                            INCEPTION
                                                         (APRIL 2, 1996)            SIX MONTHS
                                                             THROUGH              ENDED JUNE 30,
                                                          DECEMBER 31,      --------------------------
                                                              1996             1996           1997
                                                         ---------------    -----------    -----------
                                                                            (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................................       $ --             $  --          $ (72)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Changes in operating assets and liabilities --
       Deferred operating costs........................         --                --           (462)
       Other assets....................................         --                --            (40)
       Accounts payable and accrued expenses...........         --                --            375
                                                              ----             -----          -----
          Net cash used in operating activities........         --                --           (199)
                                                              ----             -----          -----
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stock issuance.........................          1                 1             12
  Proceeds from short-term borrowings..................         --                --            187
                                                              ----             -----          -----
          Net cash provided by financing activities....          1                 1            199
                                                              ----             -----          -----
NET INCREASE IN CASH AND CASH EQUIVALENTS..............          1                 1             --
CASH AND CASH EQUIVALENTS, beginning of period.........         --                --              1
                                                              ----             -----          -----
CASH AND CASH EQUIVALENTS, end of period...............       $  1             $   1          $   1
                                                              ====             =====          =====

  The accompanying notes are an integral part of these consolidated financial statements.

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

     TransCoastal Marine Services, Inc., a Delaware corporation ("TCMS"), commenced operations in April 1996. TCMS intends to acquire four businesses (the "Founding Companies") in separate transactions (collectively, the "Acquisitions") simultaneously with an initial public offering (the "Offering") of its common stock (the "Common Stock"). Unless otherwise indicated, all references herein to the "Company" include the Founding Companies, and references herein to "TCMS" mean TransCoastal Marine Services, Inc., prior to the consummation of the Acquisitions.

     TCMS operations to date have related to the Offering and the Acquisitions. All expenditures to date have been funded through loans from J&D Capital Investments, L.C. ("J&D"). J&D is owned by two of the Company's founders. At December 31, 1996, no costs had been incurred in connection with the Offering. At June 30, 1997, approximately $462,000 has been incurred in connection with the Offering. TCMS has accounted for these costs as deferred offering costs. TCMS is dependent on the Offering to complete the pending Acquisitions and to repay J&D. There is no assurance that the pending Acquisitions will be completed or that the Company will be able to generate future operating revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of TCMS and its wholly owned subsidiary, Red Fox International, Inc., a Louisiana corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

  Income Taxes

     TCMS accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

  Recent Accounting Pronouncements

     SFAS No. 123, "Accounting for Stock-Based Compensation," allows entities to choose between a new fair value-based method of accounting for employee stock options or similar equity instruments and the current intrinsic, value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25. Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. TCMS has elected to account for the issuance of stock options pursuant to APB Opinion No. 25 and will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated financial statements.

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." For the Company, SFAS No. 128 will be effective for the year ended December 31, 1997. SFAS No. 128 simplifies the standards required under current accounting rules for computing earnings per share and replaces the presentation of primary earnings per share and fully diluted earnings per share with a presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS"). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted earnings per share under current accounting rules. The implementation of SFAS No. 128 is not expected to have a material effect on the Company's earnings per share as determined under current accounting rules.

  Interim Financial Information

     The interim consolidated balance sheet as of June 30, 1997, and statements of operations for the six months ended June 30, 1996 and 1997, are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the consolidated financial position, results of operations and cash flows with respect to the interim financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

3. SUMMARY OF FINANCING ARRANGEMENTS

     In February 1997, TCMS and J&D entered into an agreement providing for an unsecured revolving credit facility (the "J&D Loan Agreement"), which was amended in June 1997 to provide for borrowings up to $1.0 million, with interest of 10 percent per annum due on the unpaid principal balance outstanding computed from the date of each advance until maturity. Amounts outstanding under the J&D Loan Agreement are due and payable on the earlier of June 19, 1998 or 30 days following the successful completion of the Offering. As of June 30, 1997, advances of $187,000 were outstanding.

4. SHAREHOLDERS' EQUITY

  Preferred Stock

     TCMS's Board of Directors is authorized to designate the voting power, preferences, dividends, liquidation rights, redemption and other features related to the TCMS's preferred stock. As of December 31, 1996 and June 30, 1997, no TCMS preferred stock had been issued.

  Common Stock

     TCMS effected a 1,000-for-one stock split in August 1997 of the outstanding shares of Common Stock. In addition, TCMS increased the number of authorized shares of Common Stock to 20,000,000 and authorized 3,000,000 shares of restricted common stock ("Restricted Common Stock"). The effects of the stock split and the increase in the shares of authorized Common Stock and Restricted Common Stock have been retroactively reflected on the accompanying balance sheets and in those notes.

     In March and April 1997, 175,000 shares and 100,000 shares of Common Stock, respectively, were sold to management at $.001 per share. TCMS will record a non-recurring, non-cash compensation charge of $1.1 million effective with the closing of the Offering, representing the difference between the amount paid for the shares and the estimated fair value of the shares on the date of sale of such Common Stock.

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY

     In April 1997, TCMS issued 3,000 shares of Common Stock to a consultant for services performed in connection with the Offering. The $12,200 difference between the amount paid and the estimated fair market value of the shares on the date of issue was recorded as deferred offering costs in the second quarter of 1997. In July 1997, an additional 3,000 shares of Common Stock were issued with the same terms to another consultant for services performed in connection with the Offering. An additional $32,000 will be recorded as deferred offering costs in the third quarter of 1997.

  Restricted Common Stock

     The Restricted Common Stock has no voting rights. Shares of Restricted Common Stock are convertible into shares of Common Stock on a share-for-share basis (i) in the event of certain ownership changes, (ii) 18 months after the Offering or (iii) in the event of approval by a majority of holders of the Common Stock. As of December 31, 1996 and June 30, 1997, no restricted common stock has been issued.

  Employee Stock Option Plan

     In August 1997, TCMS' stockholders approved the TCMS 1997 Stock Option Plan (the "Plan"), which provides for the granting of stock options to directors, executive officers, certain other employees and certain non-employee consultants of the Company. The Plan permits the granting of options for up to 750,000 shares of Common Stock. The terms of the option awards will be established by the compensation committee of the board of directors of TCMS. TCMS has granted stock options to purchase an estimated 97,000 shares of Common Stock to certain members of the executive management team of the Company. The number of shares estimated to be issued is based upon 2.5 times the annual compensation of the respective executives divided by the initial public offering price. These options will vest over a five-year period from the date of grant and expire 10 years from the date of grant. Additionally, the Company expects to grant stock options to purchase an estimated 360,000 shares of Common Stock to certain other members of management and key operating personnel of the Founding Companies.

5. COMMITMENTS AND CONTINGENCIES

  Advisory Agreement

     In February 1997, the Company entered into an advisory agreement with a financial advisory firm (the firm) for a period of six months in connection with the Acquisitions and related financings. Under the terms of the agreement between the Company and the firm, as amended on June 25, 1997, the Company paid the firm an initial financial advisory fee of $15,000, plus monthly fees aggregating $30,000, and reimbursed the firm for its out-of-pocket expenses relating to the services provided. The Company also issued a warrant to the firm for $100 in cash. The warrant provides for the purchase of up to 50,000 shares of Common Stock, at a per share exercise price equal to the lesser of $8.00 or 70% of the initial public offering price. The Warrant may be exercised in whole or, from time to time, in part, at any time during the five-year period beginning six months after the Offering closes. In connection with the warrant, the Company granted certain registration rights to the firm.

     The firm will be entitled to receive the following fees in the future: (i) a $400,000 success fee, payable on closing the Acquisitions; (ii) a senior debt placement fee of up to 2% of the Term Loan (see Note 6), payable on closing of the Term Loan; and (iii) a private placement fee equal to five percent of the amount of any private placement made by the Company within two years of August 12, 1997 with any capital source introduced to the Company by the firm, together with a warrant to purchase an amount equal to 10% of the securities issued in any such private placement.

  Consulting Agreements

     In February 1997, TCMS entered into a consulting and financial advisory agreement (the "Consulting Agreement") with J&D. The Consulting Agreement provides for a monthly fee of $12,500, payable on the

               TRANSCOASTAL MARINE SERVICES, INC. AND SUBSIDIARY closing of the Offering and terminates on the earlier of the closing of the Offering or December 31, 1997. All amounts incurred through June 30, 1997 were capitalized as deferred offering costs.

     In April 1997, TCMS entered into consulting services agreements with certain officers of the Company. Pursuant to these agreements, the officers will provide executive services in connection with the formation of TCMS and the closing of the Offering. Expenses related to these contract services are estimated to be approximately $30,000 per month until the date the Offering closes, at which time these agreements automatically terminate.

  Employment Agreements

     In August 1997, TCMS entered into employment agreements with three officers of the Company. Two of the agreements are effective August 1, 1997 and one upon closing of the Offering. The term of the agreements extends three years following the closing of the Offering. Additionally, the Company is committed to offer employment agreements to certain members of management and key operating personnel of the Founding Companies on similar terms and conditions to existing agreements.

6. SUBSEQUENT EVENTS

  Acquisitions

     The Company expects to enter into definitive agreements to acquire the Founding Companies and related real estate on the date the Offering closes. The Founding Companies are The Woodson Companies, The CSI Companies, HBH, Inc. and The Red Fox Companies of New Iberia, Inc. The aggregate consideration expected to be paid by TCMS to acquire the Founding Companies is approximately $85,650,000 in cash, $3,000,000 in debt and 2,573,333 shares of Common Stock (including certain estimated post-closing adjustments). In addition, the Company will be assuming debt on certain of the Founding Companies.

  Term Loan

     The Company anticipates obtaining a $35.0 million term loan (the "Term Loan"), which will be available on the closing of the Offering. The facility is intended to be used for paying part of the cash portion of the purchase price for the Founding Companies, working capital and general corporate purposes.

  Subordinated Debt

     The Company expects to issue $15.0 million of subordinated debt (the "Subordinated Debt"), which is intended to be used for paying part of the cash portion of the purchase price for the Founding Companies and general working capital needs.

  Registration Statement

     In August 1997, the Company filed a registration statement on Form S-1 for the Offering. An investment in shares of Common Stock involves a high degree of risk, including, among others, absence of a combined operating history, risks relating to the Company's acquisition strategy, risks relating to acquisition financing, reliance on key personnel and a substantial portion of the proceeds from the Offering payable to affiliates of the Founding Companies. For a more thorough discussion of risk factors, see "Risk Factors" included in this Prospectus.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Woodson Companies:

     We have audited the accompanying combined balance sheets of The Woodson Companies (as defined in Note 1) as of December 31, 1995 and 1996, and the related combined statements of operations, shareholders' equity and cash flows for the three years in the period ended December 31, 1996. These financial statements are the responsibility of the management of The Woodson Companies. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of The Woodson Companies as of December 31, 1995 and 1996, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
July 18, 1997 (except with respect
to the matter discussed in
Note 12, as to which
the date is July 31, 1997).

                             THE WOODSON COMPANIES

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31
                                                              ----------------    JUNE 30,
                                                               1995      1996       1997
                                                              ------    ------   -----------
                                                                                 (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  852    $1,117     $ 1,919
  Accounts receivable.......................................     343       103         433
  Contracts receivable......................................   2,871     1,315       4,320
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................      45        --       1,053
  Inventory.................................................     179       243         364
  Available-for-sale securities, at fair value..............   1,249     1,603          81
  Other current assets......................................     480       861         203
                                                              ------    ------     -------
          Total current assets..............................   6,019     5,242       8,373
PROPERTY, PLANT AND EQUIPMENT, net..........................   1,872     2,956       4,348
OTHER ASSETS:
  Notes receivable from related parties.....................     560       657         657
  Other.....................................................     556       301         270
                                                              ------    ------     -------
          Total assets......................................  $9,007    $9,156     $13,648
                                                              ======    ======     =======

                            LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Short-term borrowings.....................................  $   --    $  229     $   994
  Notes payable to shareholders.............................      --       450          --
  Current maturities of long-term debt......................      19        --          --
  Accounts payable..........................................     234       510       1,813
  Accrued expenses..........................................     138       250       1,416
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................   1,000        --         718
                                                              ------    ------     -------
          Total liabilities.................................   1,391     1,439       4,941
                                                              ------    ------     -------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Common stock..............................................      98        98          98
  Additional paid-in capital................................      25        25          25
  Retained earnings.........................................   7,382     7,275       8,570
  Net unrealized gain on available-for-sale securities, net
     of deferred income taxes...............................     111       319          14
                                                              ------    ------     -------
          Total shareholders' equity........................   7,616     7,717       8,707
                                                              ------    ------     -------
          Total liabilities and shareholders' equity........  $9,007    $9,156     $13,648
                                                              ======    ======     =======

    The accompanying notes are an integral part of these combined financial statements.

                             THE WOODSON COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                SIX MONTHS
                                                 YEAR ENDED DECEMBER 31        ENDED JUNE 30
                                               ---------------------------   -----------------
                                                1994      1995      1996      1996      1997
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
REVENUE......................................  $ 7,786   $18,075   $17,933   $10,689   $18,104
COSTS AND EXPENSES:
  Cost of revenue............................    5,874    12,716    13,561     7,833    15,243
  Selling, general and administrative
     expenses................................    3,011     2,672     2,968     1,479     1,435
  Depreciation and amortization..............      728       574       562       291       455
                                               -------   -------   -------   -------   -------
     Operating income (loss).................   (1,827)    2,113       842     1,086       971
OTHER INCOME (EXPENSE):
  Interest income............................       20        25        86        40        64
  Interest expense...........................     (101)     (109)      (35)       (6)      (45)
  Other......................................       96        69       357        99       496
                                               -------   -------   -------   -------   -------
          Total other income (expense).......       15       (15)      408       133       515
                                               -------   -------   -------   -------   -------
INCOME (LOSS) BEFORE INCOME TAXES............   (1,812)    2,098     1,250     1,219     1,486
INCOME TAXES PROVISION (BENEFIT).............      (86)       91        91        17       191
                                               -------   -------   -------   -------   -------
NET INCOME (LOSS)............................  $(1,726)  $ 2,007   $ 1,159     1,202     1,295
                                               =======   =======   =======   =======   =======
PRO FORMA INFORMATION (UNAUDITED) (Note 2)
     Income (loss) before income taxes.......  $(1,812)  $ 2,098   $ 1,250     1,219     1,486
     Pro forma income taxes..................       --       839       500       488       594
                                               -------   -------   -------   -------   -------
     Pro forma net income (loss).............  $(1,812)  $ 1,259   $   750       731       892
                                               =======   =======   =======   =======   =======

    The accompanying notes are an integral part of these combined financial statements.

                             THE WOODSON COMPANIES

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                 NET UNREALIZED
                                                     COMMON STOCK      ADDITIONAL                GAIN (LOSS) ON
                                                   -----------------    PAID-IN     RETAINED   AVAILABLE-FOR-SALE
                                                    SHARES    AMOUNT    CAPITAL     EARNINGS       SECURITIES        TOTAL
                                                   ---------  ------   ----------   --------   ------------------   -------
BALANCE AT DECEMBER 31, 1993.....................  76,057.50   $98        $25       $ 7,384          $(138)         $ 7,369
DIVIDENDS........................................         --    --         --          (193)            --             (193)
NET LOSS.........................................         --    --         --        (1,726)            --           (1,726)
CHANGE IN VALUATION ALLOWANCE FOR NET UNREALIZED
  GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES...         --    --         --            --            (97)             (97)
                                                   ---------   ---        ---       -------         ------          -------
BALANCE AT DECEMBER 31, 1994.....................  76,057.50    98         25         5,465           (235)           5,353
DIVIDENDS........................................         --    --         --           (90)            --              (90)
NET INCOME.......................................         --    --         --         2,007             --            2,007
CHANGE IN VALUATION ALLOWANCE FOR NET UNREALIZED
  GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES...         --    --         --            --            346              346
                                                   ---------   ---        ---       -------         ------          -------
BALANCE AT DECEMBER 31, 1995.....................  76,057.50    98         25         7,382            111            7,616
DIVIDENDS........................................         --    --         --        (1,266)            --           (1,266)
NET INCOME.......................................         --    --         --         1,159             --            1,159
CHANGE IN VALUATION ALLOWANCE FOR NET UNREALIZED
  GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES...         --    --         --            --            208              208
                                                   ---------   ---        ---       -------         ------          -------
BALANCE AT DECEMBER 31, 1996.....................  76,057.50    98         25         7,275            319            7,717
NET INCOME.......................................         --    --         --         1,295             --            1,295
CHANGE IN VALUATION ALLOWANCE FOR NET UNREALIZED
  GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES...         --    --         --            --           (305)            (305)
                                                   ---------   ---        ---       -------         ------          -------
BALANCE AT JUNE 30, 1997.........................  76,057.50   $98        $25       $ 8,570          $  14          $ 8,707
                                                   =========   ===        ===       =======         ======          =======

    The accompanying notes are an integral part of these combined financial statements.

                             THE WOODSON COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              SIX MONTHS
                                                                                                 ENDED
                                                                YEAR ENDED DECEMBER 31          JUNE 30
                                                              ---------------------------   ---------------
                                                               1994      1995      1996      1996     1997
                                                              -------   -------   -------   ------   ------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(1,726)  $ 2,007   $ 1,159   $1,202   $1,295
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities --
    Depreciation and amortization...........................      728       574       562      291      455
    Provision for doubtful accounts.........................      217         4        --       --       --
    (Gain) loss on sale of property, plant and equipment....      (68)       98      (340)    (101)      --
    Realized gains on sale of available-for-sale
      securities............................................       --        --        --       --     (517)
    Dividend income.........................................       --        --       (36)     (24)      --
    Deferred income taxes...................................      (86)       91        91       17      190
    Changes in operating assets and liabilities --
      (Increase) decrease in --
        Accounts receivable.................................       67      (231)      240      288     (330)
        Contracts receivable................................    1,036    (1,349)    1,556     (891)  (3,005)
        Cost and estimated earnings in excess of billings on
          uncompleted contracts.............................     (141)      179        45     (328)  (1,053)
        Inventory...........................................       17        24       (64)     (86)    (121)
        Other current assets................................     (193)      248        71      373      207
        Other assets........................................       75        (9)      (15)     (20)      (2)
      Increase (decrease) in --
        Accounts payable and accrued expenses...............     (708)      176       388    1,108    2,469
        Billings in excess of costs and estimated earnings
          on uncompleted contracts..........................       --     1,000    (1,000)    (550)     718
                                                              -------   -------   -------   ------   ------
        Net cash provided by (used in) operating
          activities........................................     (782)    2,812     2,657    1,279      306
                                                              -------   -------   -------   ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of capital assets......................       71       182       427        1      239
  Capital expenditures......................................     (314)   (1,039)   (1,801)    (562)    (994)
  Purchase of investments...................................      (30)     (124)      (93)     (56)      --
  Proceeds from sale of investments.........................       --        --       113       --    2,028
  Collections on amounts due from affiliate.................       19       192        --       --       --
  (Advances) collections on notes receivable, net...........        5       (45)     (392)      25       --
                                                              -------   -------   -------   ------   ------
        Net cash provided by (used in) investing
          activities........................................     (249)     (834)   (1,746)    (592)   1,273
                                                              -------   -------   -------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from loans against cash surrender value of
    officers' life insurance policies.......................      142        --        --       --       --
  Proceeds from notes payable...............................    1,206     3,846       615       --       --
  Proceeds from issuance of notes payable to shareholders...    1,260        --       450       --       --
  Principal payments on notes payable.......................     (733)   (4,582)     (445)     (14)    (327)
  Principal payments on notes payable to shareholders.......   (1,050)     (420)       --       --     (450)
  Payment of dividends to shareholders......................     (193)      (90)   (1,266)  (1,260)      --
                                                              -------   -------   -------   ------   ------
        Net cash provided by (used in) financing
          activities........................................      632    (1,246)     (646)  (1,274)    (777)
                                                              -------   -------   -------   ------   ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     (399)      732       265     (587)     802
CASH AND CASH EQUIVALENTS, beginning of period..............      519       120       852      852    1,117
                                                              -------   -------   -------   ------   ------
CASH AND CASH EQUIVALENTS, end of period....................  $   120   $   852   $ 1,117   $  265   $1,919
                                                              =======   =======   =======   ======   ======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for --
    Interest................................................  $   101   $   102   $    35   $    6   $   45
  Non-cash investing and financing activities:
    Purchase of assets through assumption of debt...........       --        --        --       --    1,093

    The accompanying notes are an integral part of these combined financial statements.

                             THE WOODSON COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

  Principles of Combination

     The accompanying combined financial statements include the accounts of the following corporations, all headquartered in Lafayette, Louisiana, which are related by the common ownership of immediate family members:

     Woodson Construction Company, Inc. (WCC)
     Laine Construction Company, Inc. (Laine)
     Kori Corporation (Kori)
     EnviroSystems, Inc. (Enviro)

     Financial statements for the aforementioned companies (collectively, "The Woodson Companies" or the "Companies") have been prepared on a combined basis due to the Companies' common ownership by immediate family members acting as a control group.

  Description of Operations

     WCC and Laine are in the business of constructing pipelines for the oil and gas industry primarily offshore Louisiana, Texas, Mississippi and Alabama. WCC secures contracts with customers and subcontracts substantially all the work to Laine, which is owned by several officers of WCC.

     Kori manufactures amphibious undercarriages for use primarily in marine construction in the transition zone (from zero to 20 feet in depth). As an Original Equipment Manufacturer ("OEM"), Kori supplies amphibious undercarriages to companies that manufacture and/or distribute excavators..

     Enviro performs sight assessments and on-site remediation of petroleum-based products. Enviro also assists customers in the preparation and submission of applications for reimbursement to the Louisiana Department of Environmental Quality. All of Enviro's revenue is derived from sources within the State of Louisiana.

     Although the Companies have experienced growth in revenue over the past few years, there is an inherent concentration of credit risk associated with contracts receivable from their major customers. At December 31, 1995 and 1996, two customers comprised approximately 42 percent and 61 percent, respectively, of the total contracts receivable balance. As the Companies have historically funded their operations with cash flows from operations, the combined entity may be impacted by its dependence on a limited number of customers. Management believes the risk is mitigated by the long-standing business relationships with and reputation of the Companies' major customers. Although there is no assurance with regard to the future business associations between the Companies and their major customers, management believes the Companies do not have a significant concentration of risk at December 31, 1995 and 1996. See Note 13 for a summary of sales to major customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

                             THE WOODSON COMPANIES

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid debt instruments purchased with original maturities of three months or less.

  Inventory

     Inventories represent raw materials and production supplies and are stated at cost using the specific-identification method. Cost is not in excess of market. At December 31, 1995 and 1996, the amount of inventory (including materials and work-in-process) held was approximately $179,000 and $243,000, respectively. Work-in-process inventory historically has not been significant.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods based on the estimated useful lives of the assets, which range from five to 31.5 years. Additions, improvements and renewals significantly adding to the asset value or extending the life of the asset are capitalized. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred (see Note 5 for a summary of property, plant and equipment).

  Revenue Recognition

     The Woodson Companies follow the percentage-of-completion method of accounting. Under this method, the percentage of completion is determined by comparing contract costs incurred to date with total estimated contract costs. Income is recognized by applying the percentage complete to the projected total income for each contract in progress. Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Revisions in cost and income estimates are reflected in the accounting period in which the facts requiring revision become known. In addition, anticipated losses to be incurred on contracts in progress are charged to income as soon as such losses can be determined.

  Fair Value of Financial Instruments

     The Woodson Companies consider the fair value of all financial instruments to not be materially different from their carrying values at each year-end based on management's estimate of the Companies' ability to borrow funds under terms and conditions similar to those applicable to the Companies' existing debt.

  Income Taxes

     The Companies account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the Companies recognize deferred tax liabilities and assets for the expected future tax consequences of events recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

     The Woodson Companies' shareholders have elected to have two of the combined companies (Laine and Enviro) taxed as S Corporations for federal and state income tax purposes whereby shareholders are liable for individual federal and state income taxes on their allocated portions of the applicable entity's taxable income.

                             THE WOODSON COMPANIES

Accordingly, the historical financial statements do not include provisions for income taxes relating to those entities.

     Pro forma net income (loss) consists of the historical net income (loss) of the Companies, including two S Corporations, adjusted for income taxes that would have been recorded had each company operated as a C Corporation.

  Recent Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Woodson Companies adopted SFAS No. 121 on January 1, 1996. The impact of adopting this standard did not have a material impact on the Companies' combined results of operations.

  Interim Financial Information

     The interim combined balance sheet as of June 30, 1997 and combined statements of operations for the six months ended June 30, 1996 and 1997 are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim combined financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

3. CONTRACTS AND ACCOUNTS RECEIVABLE

     Amounts due on contracts as of the dates shown are as follows (in thousands):

                                                                 DECEMBER 31
                                                              -----------------
                                                               1995       1996
                                                              ------     ------
Completed contracts.........................................  $  469     $  908
Contracts in progress --
  Current...................................................   1,496        250
  Retainage due within one year.............................     906        157
                                                              ------     ------
                                                              $2,871     $1,315
                                                              ======     ======

     The portion of the retainage due in excess of one year is not significant.

     The Woodson Companies' accounts receivable balances as of December 31, 1995 and 1996 were approximately $343,000 and $103,000, respectively. The Woodson Companies charge uncollectible receivables (contracts and accounts) to expense when available information indicates that it is probable that the assets have been impaired. Bad debt expense amounted to $217,000, $4,000 and $-- for the years ended December 31, 1994, 1995 and 1996, respectively.

                             THE WOODSON COMPANIES

4. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Information with respect to uncompleted contracts as of the dates shown is as follows (in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995        1996
                                                              -------     ------
Costs incurred on uncompleted contracts.....................  $ 5,736     $   --
Estimated profit earned to date.............................    1,270         --
                                                              -------     ------
                                                                7,006         --
Less -- Billings to date....................................   (7,961)        --
                                                              -------     ------
                                                              $  (955)    $   --
                                                              =======     ======

     The above amounts are included in the accompanying balance sheets under the following captions (in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995        1996
                                                              -------     ------
Costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................  $    45     $   --
Billings in excess of costs and estimated earnings on
  uncompleted contracts.....................................   (1,000)        --
                                                              -------     ------
                                                              $  (955)    $   --
                                                              =======     ======

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at the dates shown (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Buildings...................................................  $  750    $  490
Machinery and equipment.....................................   5,325     5,953
Furniture and fixtures......................................     594       661
Transportation equipment....................................   1,520     1,500
                                                              ------    ------
                                                               8,189     8,604
Less -- Accumulated depreciation and amortization...........   6,317     5,648
                                                              ------    ------
                                                              $1,872    $2,956
                                                              ======    ======

     The Woodson Companies lease certain equipment used in the normal course of their operations typically under month-to-month lease agreements. During the years ended December 31, 1994, 1995 and 1996, the Companies expensed $650,000, $1,783,000 and $1,920,000, respectively, relating to these leases.

6. AVAILABLE-FOR-SALE SECURITIES

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Companies' marketable equity securities are included in an available-for-sale caption in the accompanying

                             THE WOODSON COMPANIES
balance sheets and are carried at market value, with the difference between cost and market value, net of related tax effects, included as a component of shareholders' equity computed as follows (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Fair value..................................................  $1,249    $1,603
Cost........................................................   1,084     1,121
                                                              ------    ------
  Gross unrealized gain.....................................     165       482
Deferred tax effects........................................      54       163
                                                              ------    ------
  Net unrealized gain.......................................  $  111    $  319
                                                              ======    ======

     Subsequent to December 1996, the Companies sold certain marketable equity securities for net proceeds of $1,578,000. This transaction resulted in a gain of $516,000, before related tax effects. Additionally, as a result of this sale, the net unrealized gain on available-for-sale securities, net of deferred income taxes, will be reduced by $305,000.

7. SUMMARY OF FINANCING ARRANGEMENTS

     Short-term borrowings and notes payable to nonaffiliates consist of the following (in thousands):

                                                               DECEMBER 31
                                                              -------------
                                                              1995    1996
                                                              ----    -----
Note payable to an insurance company in monthly installments of $70,000, including interest at 7.45%, maturing April
  15, 1997..................................................  $ --    $ 209
Note payable to an equipment company in monthly installments of $3,000, including interest, maturing July 9, 1997,
  secured by machinery and equipment........................    --       20
Note payable to contractor in monthly installments of
  $2,000, including interest, paid in 1996, secured by
  machinery and equipment...................................    19       --
                                                              ----    -----
          Total financing obligations to nonaffiliates......    19      229
Less -- Current portion.....................................   (19)    (229)
                                                              ----    -----
          Long-term balance.................................  $ --    $  --
                                                              ====    =====

8. INCOME TAXES

     Federal income taxes are as follows (in thousands):

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              1994     1995     1996
                                                              -----    -----    -----
Federal provision (benefit) --
  Current...................................................   $ --     $--      $--
  Deferred..................................................    (86)     91       91

                             THE WOODSON COMPANIES

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 34 percent to income
(loss) before income taxes as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31
                                                             -----------------------
                                                             1994     1995     1996
                                                             -----    -----    -----
Provision at the statutory rate............................  $(616)   $ 713    $ 425
Increase resulting from --
  Permanent differences --
     S Corporation nontaxable income.......................    300     (642)    (346)
     Recognition of valuation allowance on net operating
       loss carryforwards..................................    237       --       --
     Expenses not deductible for tax purposes..............      7       18        5
     State income tax and other, net.......................    (14)       2        7
                                                             -----    -----    -----
                                                             $ (86)   $  91    $  91
                                                             =====    =====    =====

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following (in thousands):

                                                               DECEMBER 31
                                                              --------------
                                                              1995     1996
                                                              ----     -----
Tax benefit of net operating loss carryforwards, net of
  valuation allowance of $237...............................  $272     $ 265
Tax effect on deferred gain on available-for-sale
  securities................................................   (54)     (163)
Other accrued expenses not deductible for tax purposes......    84        10
Basis differences on property, plant and equipment..........     5        (6)
                                                              ----     -----
          Net deferred tax assets...........................  $307     $ 106
                                                              ====     =====

     The net deferred tax assets and liabilities are comprised of the following (in thousands):

                                                               DECEMBER 31
                                                              -------------
                                                              1995     1996
                                                              ----     ----
Deferred tax assets --
  Current...................................................  $ --     $ --
  Long-term.................................................   361      275
                                                              ----     ----
          Total.............................................   361      275
                                                              ----     ----
Deferred tax liabilities --
  Current...................................................    --       --
  Long-term.................................................    54      169
                                                              ----     ----
          Total.............................................    54      169
                                                              ----     ----
          Net deferred income tax assets....................  $307     $106
                                                              ====     ====

9. RELATED-PARTY TRANSACTIONS

     On December 31, 1996, the Companies advanced to their shareholders $450,000 pursuant to three promissory notes. The promissory notes are payable to the Companies on demand, bear interest annually at a rate of 8 percent and are included in other current assets in the accompanying balance sheets.

     During December 1996, the Companies issued three unsecured promissory notes to their shareholders, payable on demand and bearing interest at 8 percent. The balance on the notes payable to the shareholders at December 31, 1996, was $450,000.

                             THE WOODSON COMPANIES

     The companies lease office space from certain of their shareholders. The amount recorded as expense related to this lease was $142,200 for each of the three years ended December 31, 1994, 1995 and 1996.

     In addition to the above transactions, WCC sold certain buildings, land and improvements during the years ended December 31, 1995 and 1996 to companies owned by three of its officers who are also immediate family members of a major shareholder for a total of $567,000 and $106,000, respectively. WCC realized a loss on the transaction in the amount of $96,000 and a gain of $100,000 during the years ended December 31, 1995 and 1996, respectively. These transactions resulted in notes receivable from related parties as follows (in thousands):

                                                               DECEMBER 31
                                                              --------------
                                                              1995      1996
                                                              ----      ----
Notes receivable from related parties, dated December 29,
  1995 and January 2, 1996, payable in 30 annual
  installments ranging from $2,000 to $9,000, including
  principal and interest....................................  $567      $665
     Less -- Current portion................................    (7)       (8)
                                                              ----      ----
          Long-term receivable..............................  $560      $657
                                                              ====      ====

     These notes receivable resulted in interest income of $43,000 for the year ended December 31, 1996.

10. RETIREMENT PLAN

     The Woodson Companies Employee Profit Sharing Plan ("the Plan") provides for contributions of up to 10 percent of the annual compensation of each participant. The Plan includes employees of at least 21 years of age with one year of completed service. Participants who became eligible after January 1, 1990 remain nonvested until the completion of five years of service, at which time the participants become 100 percent vested. The Companies have obtained a favorable tax determination letter from the Internal Revenue Service with respect to the Plan.

     The Woodson Companies made Plan contributions of $--, $30,000 and $26,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

11. SHAREHOLDERS' EQUITY

     The components of capital stock as of December 31, 1995 and 1996 are as follows (in thousands except share and per-share information):

                                      CLASS OF     SHARES      SHARES     PAR VALUE   STATED
              COMPANY                  SHARES    AUTHORIZED    ISSUED     PER SHARE   VALUE
              -------                 --------   ----------   ---------   ---------   ------
WCC ................................   Common     200,000     75,000.00      $1        $75
Laine ..............................   Common         500          7.50     $100         1
Kori................................   Common       5,000        750.00      $10         7
Enviro..............................   Common      10,000        300.00    No Par       15
                                                              ---------                ---
          Total capital stock.......                          76,057.50                $98
                                                              =========                ===

12. COMMITMENTS AND CONTINGENCIES

  Insurance

     The Woodson Companies are subject to numerous risks and uncertainties because of the nature and status of their operations. The Woodson Companies maintain insurance coverage for events and in amounts that they deem appropriate. Management believes that uninsured losses, if any, will not be materially adverse to the Companies' financial position or results of operations.

     The Woodson Companies maintain a self-insurance program for their workers' compensation claims. The insurance carrier requires the Companies to retain $81,000 in a money market account and a $37,000 escrow fund, which the Companies have included in other assets in the accompanying balance sheets. The program provides for self-insurance coverage of $10,000 per occurrence, subject to a maximum exposure of $50,000 per

                             THE WOODSON COMPANIES
year. No expenses were accrued relative to the self-insurance program for the periods shown in the statements of operations.

  Litigation

     The Woodson Companies are involved in various legal actions arising in the ordinary course of business. Management believes the outcome of such legal actions will not have a material adverse effect on the Companies' financial position or results of operations.

     The Companies are currently involved in two class action lawsuits arising from events in October 1991 and January 1992 during the course of a pipeline installation project for a third party gas transmission company. The claims of representative class members in both cases were tried in 1995, and judgments were rendered against the Companies, which were later affirmed by the court of appeal. In both lawsuits, the compensatory damages awarded are expected to be covered by the Companies' insurance. In one of the cases, punitive damages were awarded to certain of the representative class members. On the basis of those punitive damage awards, the Companies estimate that their uninsured exposure for punitive damages to the entire class may be approximately $2.5 million. In July 1997, all parties involved applied to the Louisiana Supreme Court for further discretionary review of the judgments. The Companies believe that there are meritorious defenses to these claims, but are unable to predict whether the Louisiana Supreme Court will grant relief from the judgments.

13. SALES TO MAJOR CUSTOMERS

     The customer bases for the Companies are primarily concentrated in the oil and gas industry. The revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10 percent or more of the Companies' total revenue are summarized as follows:

                                                              YEAR ENDED DECEMBER 31
                                                             ------------------------
                                                             1994      1995      1996
                                                             ----      ----      ----
Customer A.................................................  19.7%     13.7%     10.1%
Customer B.................................................  17.8        --        --
Customer C.................................................    --      32.8      55.0

14. SUBSEQUENT EVENTS

     The Woodson Companies and their shareholders expect to enter into definitive agreements with TransCoastal Marine Services, Inc. ("TCMS"), pursuant to which all the outstanding shares of the common stock of WCC, Kori and Enviro will be acquired for TCMS common stock in three separate merger transactions, and all the outstanding shares of the common stock of Laine will be purchased for cash and shares of TCMS common stock concurrently with the closing of the initial public offering (the "Offering") of the common stock of TCMS.

     Shortly before the closing of the Offering, the Companies' shareholders will elect to terminate the status as an S corporation for Laine and Enviro and those companies will become subject to federal and state income taxes. Prior to their termination as S corporations, subject to the terms of the acquisition agreements, the Companies must refrain from declaring or paying any dividends or Subchaper S distributions to any shareholders, directors, management sales agents, employees or other personnel, except for dividends and distributions to shareholders paid or declared in 1997 which in the aggregate do not exceed 43.2% of the Companies' pretax income during 1997 excluding certain other mutually agreed-to distributions, through the earlier of September 30, 1997 or the Closing Date.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The CSI Companies:

     We have audited the accompanying combined balance sheets of The CSI Companies (as defined in Note 1), as of December 31, 1995 and 1996, and the related combined statements of operations, owners' equity and cash flows for each of the two years in the period ended May 31, 1995, the seven months ended December 31, 1995, and the year ended December 31, 1996. These financial statements are the responsibility of the management of The CSI Companies. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of The CSI Companies, as of December 31, 1995 and 1996, and the combined results of their operations and their cash flows for each of the two years in the period ended May 31, 1995, the seven months ended December 31, 1995 and the year ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
July 18, 1997 (except with
  respect to the matter discussed
  in Note 10, as to which the date is
  July 31, 1997)

                               THE CSI COMPANIES

                            COMBINED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                 DECEMBER 31
                                                              -----------------     JUNE 30,
                                                               1995      1996         1997
                                                              ------    -------    -----------
                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  758    $   571      $   872
  Restricted cash equivalents...............................      --        460          460
  Accounts receivable.......................................   2,534      1,368        4,490
  Available-for-sale securities, at fair value..............   2,418        522          151
  Receivables from related parties..........................     282        746          760
  Other current assets......................................     167        708          478
                                                              ------    -------      -------
          Total current assets..............................   6,159      4,375        7,211
PROPERTY, PLANT AND EQUIPMENT, net..........................   1,400      3,109        7,053
OTHER ASSETS................................................      42         18           39
                                                              ------    -------      -------
          Total assets......................................  $7,601    $ 7,502      $14,303
                                                              ======    =======      =======
LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $1,144    $   355      $ 1,069
  Accounts payable..........................................     718      1,591          140
  Accrued expenses..........................................     192        282        2,780
  Income taxes payable......................................     217        478        1,196
                                                              ------    -------      -------
          Total current liabilities.........................   2,271      2,706        5,185
                                                              ------    -------      -------
DEFERRED INCOME TAX LIABILITY...............................     630        561          670
LONG-TERM DEBT..............................................      25      1,738        4,696
COMMITMENTS AND CONTINGENCIES
OWNERS' EQUITY:
  Common stock..............................................     264        264          264
  Additional paid-in capital................................     380        380          380
  Retained earnings.........................................   4,031      4,417        5,672
  Treasury stock, at cost, 83.3 shares as of December 31,
     1996 and March 31, 1997................................      --     (2,564)      (2,564)
                                                              ------    -------      -------
          Total owners' equity..............................   4,675      2,497        3,752
                                                              ------    -------      -------
          Total liabilities and owners' equity..............  $7,601    $ 7,502      $14,303
                                                              ======    =======      =======

    The accompanying notes are an integral part of these combined financial statements.

                               THE CSI COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                           SIX MONTHS
                                           YEAR ENDED      SEVEN MONTHS                       ENDED
                                             MAY 31           ENDED        YEAR ENDED        JUNE 30
                                         ---------------   DECEMBER 31,   DECEMBER 31,   ---------------
                                          1994     1995        1995           1996        1996     1997
                                         ------   ------   ------------   ------------   ------   ------
                                                                                           (UNAUDITED)
REVENUE................................  $5,331   $5,226      $6,041         $8,447      $3,815   $9,606
COSTS AND EXPENSES:
  Cost of revenue......................   2,964    3,334       3,010          5,264       2,463    5,651
  Selling, general and administrative
     expenses..........................   1,725    2,285       1,282          2,435       1,160    1,270
  Depreciation and amortization........     288      269         177            359         202      245
                                         ------   ------      ------         ------      ------   ------
     Operating income (loss)...........     354     (662)      1,572            389         (10)   2,440
OTHER INCOME (EXPENSE):
  Interest income......................      84      117          80            159          33       72
  Interest expense.....................     (14)      (5)        (11)          (137)        (28)    (214)
  Other................................      73       14          (6)           (25)         54      (28)
                                         ------   ------      ------         ------      ------   ------
          Total other income
            (expense)..................     143      126          63             (3)         59     (170)
                                         ------   ------      ------         ------      ------   ------
INCOME (LOSS) BEFORE INCOME TAXES......     497     (536)      1,635            386          49    2,270
INCOME TAXES PROVISION (BENEFIT).......     190     (150)        642            205          84      931
EXTRAORDINARY GAIN.....................      --       --          --            342         342       --
                                         ------   ------      ------         ------      ------   ------
NET INCOME (LOSS)......................  $  307   $ (386)     $  993         $  523      $  307   $1,339
                                         ======   ======      ======         ======      ======   ======
PRO FORMA INFORMATION (UNAUDITED) (NOTE
  2)
  Income (loss) before income taxes....  $  497   $ (536)     $1,635         $  386      $   49   $2,270
  Extraordinary gain...................      --       --          --            342         342       --
  Pro forma income taxes...............     222     (125)        684            356         156      940
                                         ------   ------      ------         ------      ------   ------
Pro forma net income (loss)............  $  275   $ (411)     $  951         $  372      $  235   $1,330
                                         ======   ======      ======         ======      ======   ======

    The accompanying notes are an integral part of these combined financial statements.

                               THE CSI COMPANIES

                     COMBINED STATEMENTS OF OWNERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                              COMMON STOCK     ADDITIONAL
                                             ---------------    PAID-IN     RETAINED   TREASURY
                                             SHARES   AMOUNT    CAPITAL     EARNINGS    STOCK      TOTAL
                                             ------   ------   ----------   --------   --------   -------
BALANCE AT MAY 31, 1993....................  1,166     $264       $380       $3,117    $    --    $ 3,761
NET INCOME.................................     --       --         --          307         --        307
                                             -----     ----       ----       ------    -------    -------
BALANCE AT MAY 31, 1994....................  1,166      264        380        3,424         --      4,068
NET LOSS...................................     --       --         --         (386)        --       (386)
                                             -----     ----       ----       ------    -------    -------
BALANCE AT MAY 31, 1995....................  1,166      264        380        3,038         --      3,682
NET INCOME.................................     --       --         --          993         --        993
                                             -----     ----       ----       ------    -------    -------
BALANCE AT DECEMBER 31, 1995...............  1,166      264        380        4,031         --      4,675
DISTRIBUTION TO PARTNER OF
  HARGETT INVESTMENTS LLC..................     --       --         --         (137)        --       (137)
NET INCOME.................................     --       --         --          523         --        523
PURCHASE OF TREASURY STOCK.................    (83)      --         --           --     (2,564)    (2,564)
                                             -----     ----       ----       ------    -------    -------
BALANCE AT DECEMBER 31, 1996...............  1,083      264        380        4,417     (2,564)     2,497
DISTRIBUTION TO PARTNER OF
  HARGETT INVESTMENT LLC...................     --       --         --          (84)        --        (84)
NET INCOME (Unaudited).....................     --       --         --        1,339         --      1,339
                                             -----     ----       ----       ------    -------    -------
BALANCE AT JUNE 30, 1997 (Unaudited).......  1,083     $264       $380       $5,672    $(2,564)   $ 3,752
                                             =====     ====       ====       ======    =======    =======

    The accompanying notes are an integral part of these combined financial statements.

                               THE CSI COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        SEVEN                          SIX MONTHS
                                                     YEAR ENDED         MONTHS                           ENDED
                                                       MAY 31           ENDED        YEAR ENDED         JUNE 30
                                                  ----------------   DECEMBER 31,   DECEMBER 31,   ------------------
                                                   1994      1995        1995           1996        1996       1997
                                                  ------    ------   ------------   ------------   -------    -------
                                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).............................  $  307    $ (386)    $   993        $   523      $   307    $ 1,339
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities --
    Depreciation and amortization...............     288       269         177            359          202        245
    Provision for doubtful accounts.............      41         6           6             24           --         40
    Deferred tax provision (benefit)............     214       (97)        349            (69)         (74)       109
    Extraordinary gain..........................      --        --          --           (342)        (342)        --
    (Gain) loss on sale of property, plant and
      equipment.................................      61        13          --             19            6         --
    Changes in operating assets and
      liabilities --
      (Increase) decrease in --
        Restricted cash equivalents.............      --        --          --           (460)          --         --
        Accounts receivable.....................     (53)      146      (1,872)         1,142          433     (3,162)
        Receivables from related parties........    (264)       --         (18)          (728)        (401)       (14)
        Other current assets....................     200      (168)        171           (541)        (153)       230
        Other assets............................     258        96          (6)            24           41        (21)
      Increase (decrease) in --
        Accounts payable and accrued expenses...     173       132         307            963           96      1,047
        Income taxes payable....................     (24)      (52)        291            261           91        717
                                                  ------    ------     -------        -------      -------    -------
        Net cash provided by (used in) in
          operating activities..................   1,201       (41)        398          1,175          206        530
                                                  ------    ------     -------        -------      -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of capital assets..........      90        --          --              3            3         --
  Capital expenditures..........................    (142)     (408)       (238)        (2,090)        (374)    (4,188)
  Proceeds from sale (purchase) of investments,
    net.........................................    (957)     (498)       (963)         1,896        1,093        371
                                                  ------    ------     -------        -------      -------    -------
        Net cash provided by (used in) investing
          activities............................  (1,009)     (906)     (1,201)          (191)         722     (3,817)
                                                  ------    ------     -------        -------      -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on notes payable...........    (417)     (388)       (184)        (1,201)         (58)    (1,344)
  Proceeds from issuance of notes payable.......     121       530          40          2,467        1,657      5,016
  Distribution to partner of Hargett Investments
    LLC.........................................      --        --          --           (137)          --        (84)
  Purchase of treasury stock....................      --        --          --         (2,300)      (2,300)        --
                                                  ------    ------     -------        -------      -------    -------
        Net cash provided by (used in) financing
          activities............................    (296)      142        (144)        (1,171)        (701)     3,588
                                                  ------    ------     -------        -------      -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................    (104)     (805)       (947)          (187)         227        301
CASH AND CASH EQUIVALENTS, beginning of
  period........................................   2,614     2,510       1,705            758          758        571
                                                  ------    ------     -------        -------      -------    -------
CASH AND CASH EQUIVALENTS, end of period........  $2,510    $1,705     $   758        $   571      $   985    $   872
                                                  ======    ======     =======        =======      =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for --
    Interest....................................  $   14    $    5     $    11        $   138      $    28    $   214
    Taxes.......................................      --        --          --            102           --         --
  Exchange of receivable from related party for
    treasury stock..............................      --        --          --            264           --         --

    The accompanying notes are an integral part of these combined financial statements.

                               THE CSI COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

  Principles of Combination

     The accompanying combined financial statements include the accounts of the following companies, all headquartered in Lafayette, Louisiana, which are related by the common ownership of a major shareholder and immediate family members:

     CSI Hydrostatic Testers, Inc. (CSI) and its wholly owned subsidiary, Blue-Water Hydro Test
       Corporation (Blue-Water)
     Hargett Mooring and Marine, Inc. (HMMI)
     Hargett Investments LLC (HI)

     Financial statements for the aforementioned companies ("The CSI Companies" or the "Companies") have been prepared on a combined basis due to the Companies' common ownership.

DESCRIPTION OF OPERATIONS

     CSI is primarily engaged in testing offshore oil and gas pipelines and providing sandblasting and painting services to companies in the oil and gas industry. CSI's main operating area is in and around the Gulf of Mexico. Blue-Water had no operations as of December 31, 1996. HMMI is a marine vessel company, focused on chartering vessels for certain energy-related services. HI's operations consist of leasing office space to CSI.

     Although the Companies have experienced growth in revenue over the past few years, there is an inherent concentration of credit risk associated with contracts receivable from their major customers. At December 31, 1995 and 1996, two customers comprised approximately 55 percent and three customers comprised approximately 45 percent, respectively, of the total accounts receivable balance. As the Companies have historically funded their operations with cash flows from operations, the combined entity may be impacted by its dependence on a limited number of customers. Management believes the risk is mitigated by the long-standing business relationship with and reputation of the Companies' major clients. Although there is no assurance with regard to the future business associations between the Companies and their major customers, management believes the Companies do not have a significant concentration of risk at December 31, 1995 and 1996. See Note 12 for a summary of sales to major customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid debt instruments purchased with original maturities of three months or less.

  Restricted Cash

     Restricted cash represents cash equivalent investments to support letters of credit established by the Companies in the normal course of business with certain vendors.

                               THE CSI COMPANIES

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods based on the estimated useful lives of the assets, which range from three to 30 years. Additions, improvements and renewals significantly adding to the asset value or extending the life of the asset are capitalized. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

  Revenue Recognition

     The Companies recognize income from their contracts based on the efforts expended compared with contractual amounts for these efforts, usually on an as-billed basis, but at the end of each month accruals are made to reflect revenues earned. The Companies' customers consist mainly of major companies operating in the oil and gas business. The Companies charge uncollectible receivables to expense when available information indicates that it is probable that the assets have been impaired. Occasionally, the Companies will have claims for work they complete outside the scope of the original contracts. The Companies' policy is to record revenue on these claims at the time collection is assured.

  Fair Value of Financial Instruments

     The CSI Companies consider the fair value of all financial instruments to not be materially different from their carrying values at each year-end based on management's estimate of the Companies' ability to borrow funds under terms and conditions similar to those applicable to the Companies' existing debt.

  Income Taxes

     The Companies account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the Companies recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

     One of the combining entities, HI, is a limited liability corporation. Its members are liable for individual federal and state income taxes on their allocated portions of its taxable income. Accordingly, the historical financial statements do not include provisions for income taxes relating to HI.

     Pro forma net income (loss) consists of the historical net income (loss) of the Companies', including HI, a limited liability corporation, adjusted for income taxes that would have been recorded had each Company operated as a C corporation.

  Recent Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Companies adopted SFAS No. 121 on January 1, 1996. The impact of adopting this standard did not have a material impact on the combined results of operations.

                               THE CSI COMPANIES

  Interim Financial Information

     The interim combined balance sheet as of June 30, 1997 and combined statements of operations for the six months ended June 30, 1996 and 1997 are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim combined financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

3. ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following as of the dates shown (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Billed to customers.........................................  $2,074    $1,206
Revenues earned not yet billed..............................     460       162
                                                              ------    ------
                                                              $2,534    $1,368
                                                              ======    ======

     Bad debt expense amounted to $41,000, $6,000, $6,000 and $24,000 for the years ended May 31, 1994 and 1995, the seven months ended December 31, 1995 and the year ended December 31, 1996, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at the dates shown (in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Land........................................................  $   258    $   258
Buildings and improvements..................................    1,641      1,533
Machinery and equipment.....................................    2,983      3,370
Furniture and fixtures......................................      464         26
Marine vessels..............................................      635      2,217
                                                              -------    -------
                                                                5,981      7,404
Less -- Accumulated depreciation and amortization...........   (4,581)    (4,295)
                                                              -------    -------
                                                              $ 1,400    $ 3,109
                                                              =======    =======

     The CSI Companies lease certain equipment used in the normal course of their operations under, typically month-to-month lease agreements. During the years ended May 31, 1994 and 1995, the seven months ended December 31, 1995 and the year ended December 31, 1996, the Companies expensed $236,000, $243,000, $688,000 and $1,019,000, respectively, related to these leases.

5. AVAILABLE-FOR-SALE SECURITIES

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Companies' marketable equity securities are included in an available-for-sale caption in the accompanying combined balance sheets and are carried at market value. The difference between cost and market value is not material.

                               THE CSI COMPANIES

6. SUMMARY OF FINANCING ARRANGEMENTS

     Long-term debt consists of the following (in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Note payable to a finance company in monthly installments of
  $1,000, including interest at 8.50%, maturing June 1998,
  secured by equipment and a personal guarantee by an
  officer and shareholder of the Companies..................  $    36    $    25
Two notes payable to a financing company in monthly
  installments of $27,000 and $26,000, including interest at
  8.25% and 7.82%, maturing April 1996 and 1997,
  respectively, secured by unearned insurance policy
  premiums..................................................      105        162
Note payable to a bank, due in monthly installments of
  $24,000, including interest at 9.25%, maturing April 2003, secured by equipment and a personal guarantee by an
  officer and shareholder of the Companies..................       --      1,398
Note payable to a trust company.............................    1,028         --
Note payable to a bank, due in monthly installments of
  $5,000, including interest at 9.00%, maturing June 2001
  with a balloon payment of $475,000, secured by real estate and a personal guarantee by an officer and shareholder of
  the Companies.............................................       --        508
                                                              -------    -------
          Total financing obligations.......................    1,169      2,093
Less -- Current portion of long-term debt...................   (1,144)      (355)
                                                              -------    -------
          Long-term debt....................................  $    25    $ 1,738
                                                              =======    =======

     The note payable to a trust company for $1,028,000 was secured by a mortgage on certain of the Companies' real estate. The Companies retired the outstanding balance of that note in 1996 for $680,000. In connection with the retirement, the Companies recognized an extraordinary gain of $342,000 for the difference between the outstanding balance on the note at the time of retirement and the amount paid.

     Aggregate annual principal payments on financing obligations outstanding at December 31, 1996 are as follows (in thousands):

1997........................................................  $  355
1998........................................................     211
1999........................................................     217
2000........................................................     238
2001........................................................     703
Thereafter..................................................     369
                                                              ------
          Total.............................................  $2,093
                                                              ======

     Additionally, in October 1996, the Companies established a $500,000 line of credit with a bank, bearing interest at 9.5 percent, due on demand or in monthly payments. The line of credit matures in October 1997 and is secured by equipment and accounts receivable of the Companies and by the personal guarantee of the chief executive officer and principal shareholder. As of December 31, 1996, no amounts had been drawn under the line of credit.

                               THE CSI COMPANIES

7. INCOME TAXES

     Income taxes are as follows (in thousands):

                                                                 SEVEN
                                                YEAR ENDED       MONTHS
                                                  MAY 31         ENDED        YEAR ENDED
                                               ------------   DECEMBER 31,   DECEMBER 31,
                                               1994   1995        1995           1996
                                               ----   -----   ------------   ------------
Federal and state --
  Current....................................  $(24)  $ (53)      $293           $274
  Deferred...................................   214     (97)       349            (69)

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 34 percent to income
(loss) before income taxes as follows (in thousands):

                                                                 SEVEN
                                                YEAR ENDED       MONTHS
                                                  MAY 31         ENDED        YEAR ENDED
                                               ------------   DECEMBER 31,   DECEMBER 31,
                                               1994   1995        1995           1996
                                               ----   -----   ------------   ------------
Provision at the statutory rate..............  $169   $(182)      $556           $248
Increase resulting from --
  Permanent differences --
     Limited liability company nontaxable
       income................................   (21)    (25)       (18)          (136)
     State income tax, net...................    17     (11)        57             28
     Other...................................    25      68         47             65
                                               ----   -----       ----           ----
                                               $190   $(150)      $642           $205
                                               ====   =====       ====           ====

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following (in thousands):

                                                                DECEMBER 31
                                                              ---------------
                                                              1995      1996
                                                              -----     -----
Utilization of operating losses.............................  $  --     $ (84)
Bad debt expense............................................    (76)       58
Other accrued expenses not deductible for tax purposes......     19        59
Basis differences on property, plant and equipment..........    (98)     (114)
State taxes.................................................     45        40
Overseas operations.........................................   (520)     (520)
                                                              -----     -----
          Net deferred tax liability........................  $(630)    $(561)
                                                              =====     =====

                               THE CSI COMPANIES

     The net deferred tax assets and liabilities are comprised of the following (in thousands):

                                                              DECEMBER 31
                                                              ------------
                                                              1995    1996
                                                              ----    ----
Deferred tax assets --
  Current...................................................  $ 39    $147
  Long-term.................................................    15      --
                                                              ----    ----
          Total.............................................    54     147
                                                              ----    ----
Deferred tax liabilities --
  Current...................................................   558     488
  Long-term.................................................   126     220
                                                              ----    ----
          Total.............................................   684     708
                                                              ----    ----
          Net deferred income tax liability.................  $630    $561
                                                              ====    ====

8. RETIREMENT PLAN

     The Companies maintain an Internal Revenue Code Section 401(k) plan which covers all qualified employees meeting certain service and age requirements. The Companies' contribution is discretionary. The Companies contributed $-- and $18,000 for the seven-month period ended December 31, 1995 and the year ended December 31, 1996, respectively. The 401(k) plan was discontinued in early 1997.

9. SHAREHOLDERS' EQUITY

     The components of shareholders' equity as of December 31, 1995 and 1996, are as follows (in thousands, except share and per share data) (see Note 1):

                                       CLASS OF      SHARES      SHARES   PAR VALUE   STATED
              COMPANY                 OWNERSHIP    AUTHORIZED    ISSUED   PER SHARE   VALUE
              -------                ------------  ----------   --------  ---------   ------
CSI and subsidiary.................  Common stock     700         166.67   $50.00      $  9
HMMI...............................  Common stock     999         999.00   No par       255
HI.................................  Member units     N/A            N/A      N/A       N/A
                                                                --------               ----
                                                                1,165.67               $264
                                                                ========               ====

     Total capital related to HI is included in additional paid-in capital in the accompanying balance sheets.

     During 1996, CSI purchased 83 1/3 shares of common stock (one-half of its outstanding shares) from an officer of CSI for $2,564,000. The purchase price consisted of $2,300,000 in cash plus the forgiveness of a $264,000 receivable from the officer. The purchased common stock has been recorded as treasury stock in the accompanying financial statements.

10. COMMITMENTS AND CONTINGENCIES

  Litigation

     The CSI Companies are involved in various legal actions incidental to the ordinary course of business. A former employee brought one such lawsuit against HMMI in 1991. The former employee alleged personal injury while in the course and scope of his employment and submitted an opening settlement demand of $700,000. HMMI filed a motion for a summary judgment in which the district court granted the motion and dismissed the plaintiff's claim. The summary judgment was reversed on appeal by the Third Circuit Court of Appeals. HMMI has filed a petition, which is still pending, for the Louisiana Supreme Court to hear the case in order to reverse the lower court's ruling. The petition is currently pending. In the opinion of the Companies' management, after consultation with outside legal counsel, the ultimate disposition of such proceedings,

                               THE CSI COMPANIES
including the case above, will not have a material adverse effect on the Companies' financial position or results of operations.

  Operating Leases

     The Companies currently lease two vehicles under noncancelable operating leases that provide for two-year terms. Future minimum lease payments under such operating leases are as follows (in thousands):

 YEAR ENDED
DECEMBER 31
-----------
   1997..................................................................  $12
   1998..................................................................   28
                                                                           ---
                                                                           $40
                                                                           ===

     Rental expense for the vehicle leases as described above and various other leases for the years ended May 31, 1994 and 1995, the seven months ended December 31, 1995 and the year ended December 31, 1996 was $--, $25,000, $17,000 and $17,000, respectively.

11. SALES TO MAJOR CUSTOMERS

     The customer bases for the Companies are primarily concentrated in the oil and gas industry. The revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10 percent or more of the Companies' total revenue are summarized as follows:

                                                 YEAR ENDED    SEVEN MONTHS
                                                   MAY 31         ENDED        YEAR ENDED
                                                 -----------   DECEMBER 31,   DECEMBER 31,
                                                 1994   1995       1995           1996
                                                 ----   ----   ------------   ------------
Customer A.....................................   29%    26%        --%            --%
Customer B.....................................   14     10         --             --
Customer C.....................................   16     17         --             --
Customer D.....................................   11     --         --             --
Customer E.....................................   --     --         22             --
Customer F.....................................   --     --         --             12
Customer G.....................................   --     --         --             21
Customer H.....................................   --     --         --             20

12. SUBSEQUENT EVENTS

  Definitive Agreement

     The CSI Companies and their shareholders expect to enter into a definitive agreement with TransCoastal Marine Service, Inc. ("TCMS"), pursuant to which all the outstanding shares of common stock and limited liability company interests in the Companies will be acquired for cash and shares of TCMS common stock concurrently with the consummation of the initial public offering of the common stock of TCMS.

  Vessel Acquisition

     In March 1997, the Companies purchased a marine vessel for $3.5 million financed with a $3.5 million term note bearing interest at 10.7 percent. The note is secured by a mortgage on the marine vessel and a personal guarantee of an officer and shareholder of the Companies, is due in 59 monthly installments of $59,000 and matures in 2002 with a $1,318,000 balloon payment on maturity. The vessel was purchased for the purpose of expanding the capabilities of the Companies' offshore pipeline testing operations.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
HBH, Inc.
Belle Chasse, Louisiana

     We have audited the accompanying balance sheets of HBH, Inc. as of December 31, 1995 and 1996, and the related statements of operations, shareholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBH, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
March 27, 1997
  (May 7, 1997 as to Note 6)

                                   HBH, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                 DECEMBER 31
                                                              ------------------     JUNE 30,
                                                               1995       1996         1997
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash......................................................  $    24    $    44      $    59
  Accounts receivable, net..................................    6,044      8,553       10,225
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................       --         --        1,539
  Prepaid expenses..........................................      180        405          519
  Current portion of notes receivable from shareholder......      218         --           37
  Other current assets......................................       45        252            8
                                                              -------    -------      -------
          Total current assets..............................    6,511      9,254       12,387
PROPERTY, PLANT AND EQUIPMENT, net..........................    9,293      8,748        8,328
OTHER ASSETS:
  Notes receivable from shareholder.........................      885        194          157
                                                              -------    -------      -------
          Total assets......................................  $16,689    $18,196      $20,872
                                                              =======    =======      =======

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Revolving line of credit..................................  $ 2,200    $ 1,476      $   500
  Current maturities of long-term debt......................      812        940          977
  Accounts payable..........................................    7,215      7,986        8,942
  Accrued expenses..........................................    1,087        908        2,199
  Billings in excess of costs and estimated losses on
     uncompleted contracts..................................      306      1,397           --
                                                              -------    -------      -------
          Total current liabilities.........................   11,620     12,707       12,618
LONG-TERM DEBT, less current maturities.....................    5,521      5,060        4,632
SUBORDINATED DEBT...........................................       --        635          635
DEFERRED GAIN ON SALE OF PROPERTY AND EQUIPMENT.............      508         --           --
                                                              -------    -------      -------
          Total liabilities.................................   17,649     18,402       17,885
COMMITMENTS AND CONTINGENCIES (Note 8)
SHAREHOLDER'S EQUITY (DEFICIT):
  Common stock, no par value, 3,000 shares authorized, 882
     shares issued and outstanding at stated value..........       66         66           66
  Additional paid-in capital................................        8        308          808
  Retained earnings (accumulated deficit)...................   (1,034)      (580)       2,113
                                                              -------    -------      -------
          Total shareholder's equity (deficit)..............     (960)      (206)       2,987
                                                              -------    -------      -------
          Total liabilities and shareholder's equity
            (deficit).......................................  $16,689    $18,196      $20,872
                                                              =======    =======      =======

   The accompanying notes are an integral part of these financial statements.

                                   HBH, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                    SIX MONTHS
                                                                                       ENDED
                                                     YEAR ENDED DECEMBER 31           JUNE 30
                                                   ---------------------------   -----------------
                                                    1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
REVENUE..........................................  $15,261   $14,771   $36,873   $19,062   $23,850
COSTS AND EXPENSES:
  Cost of revenue................................   12,585    16,803    33,727    16,343    19,394
  Selling, general and administrative expense....      929       867     1,000       484       671
  Depreciation...................................      503       871     1,482       719       750
                                                   -------   -------   -------   -------   -------
                                                    14,017    18,541    36,209    17,546    20,815
                                                   -------   -------   -------   -------   -------
     Operating income (loss).....................    1,244    (3,770)      664     1,516     3,035

OTHER INCOME (EXPENSE):
  Interest income................................      132       113        45        28         7
  Interest expense...............................      (85)     (288)     (853)     (436)     (368)
  Gain on sale of property, plant and
     equipment...................................       37        33       601       517        19
                                                   -------   -------   -------   -------   -------
          Total other income (expense)...........       84      (142)     (207)      109      (342)
                                                   -------   -------   -------   -------   -------
INCOME (LOSS)....................................  $ 1,328   $(3,912)  $   457   $ 1,625   $ 2,693
                                                   =======   =======   =======   =======   =======
PRO FORMA INFORMATION (UNAUDITED) (Note 2)
  Historical net income (loss)...................  $ 1,328   $(3,912)  $   457   $ 1,625   $ 2,693
  Pro forma income tax provision (benefit).......      500    (1,460)      170       600     1,000
                                                   -------   -------   -------   -------   -------
  Pro forma net income (loss)....................  $   828   $(2,452)  $   287   $ 1,025   $ 1,693
                                                   =======   =======   =======   =======   =======

   The accompanying notes are an integral part of these financial statements.

                                   HBH, INC.

                  STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                       COMMON STOCK     ADDITIONAL
                                                      ---------------    PAID-IN     RETAINED
                                                      SHARES   AMOUNT    CAPITAL     EARNINGS    TOTAL
                                                      ------   ------   ----------   --------   -------
BALANCE AT JANUARY 1, 1994..........................   882      $66        $  8      $ 2,430    $ 2,504
DIVIDENDS...........................................    --       --          --         (599)      (599)
NET INCOME..........................................    --       --          --        1,328      1,328
                                                       ---      ---        ----      -------    -------
BALANCE AT DECEMBER 31, 1994........................   882       66           8        3,159      3,233
DIVIDENDS...........................................    --       --          --         (281)      (281)
NET LOSS............................................    --       --          --       (3,912)    (3,912)
                                                       ---      ---        ----      -------    -------
BALANCE AT DECEMBER 31, 1995........................   882       66           8       (1,034)      (960)
CAPITAL CONTRIBUTIONS...............................    --       --         300           --        300
DIVIDENDS...........................................    --       --          --           (3)        (3)
NET INCOME..........................................    --       --          --          457        457
                                                       ---      ---        ----      -------    -------
BALANCE AT DECEMBER 31, 1996........................   882       66         308         (580)      (206)
CAPITAL CONTRIBUTIONS (Unaudited)...................    --       --         500           --        500
NET INCOME (Unaudited)..............................    --       --          --        2,693      2,693
                                                       ---      ---        ----      -------    -------
BALANCE AT JUNE 30, 1997 (Unaudited)................   882      $66        $808      $ 2,113    $ 2,987
                                                       ===      ===        ====      =======    =======

   The accompanying notes are an integral part of these financial statements.

                                   HBH, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31           JUNE 30
                                                   ----------------------------   -----------------
                                                    1994      1995       1996      1996      1997
                                                   -------   -------   --------   -------   -------
                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..............................  $ 1,328   $(3,912)  $    457   $ 1,625   $ 2,693
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Depreciation and amortization................      503       871      1,482       719       750
    (Gain) on sale of property, plant and
       equipment.................................      (37)      (33)      (601)     (517)      (19)
    Changes in operating assets and liabilities:
       (Increase) decrease in:
         Accounts receivable.....................   (3,797)   (1,401)    (2,509)     (178)   (1,672)
         Costs and estimated earnings (losses) in
           excess of billings on uncompleted
           contracts.............................      155        --         --      (169)   (1,539)
         Other current assets....................      (20)      (52)      (432)       64       130
       Increase (decrease) in:
         Accounts payable and accrued expenses...    2,130     4,872        594      (147)    2,247
         Billings in excess of costs and
           estimated earnings (losses) on
           uncompleted
           contracts.............................       --       306      1,090      (306)   (1,397)
                                                   -------   -------   --------   -------   -------
         Net cash provided by (used in) operating
           activities............................      262       651         81     1,091     1,193
                                                   -------   -------   --------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property, plant and
    equipment....................................        8        11        221        49        34
  Additions of property, plant and equipment.....     (971)   (7,859)    (1,066)     (575)     (345)
  Collection of notes receivable from
    shareholder..................................      181       201        909       657        --
                                                   -------   -------   --------   -------   -------
         Net cash provided by (used in) investing
           activities............................     (782)   (7,647)        64       131      (311)
                                                   -------   -------   --------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from line of credit...................      875     2,900     28,958    10,707    20,175
  Payments on line of credit.....................     (725)     (850)   (29,682)  (10,626)  (21,151)
  Proceeds from subordinated debt................       --        --        635       635        --
  Proceeds from notes payable to others..........      219     5,534        532       500        82
  Principal payments on notes payable to
    others.......................................     (267)     (371)      (865)     (429)     (473)
  Capital contributions..........................       --        --        300       300       500
  Payment of dividends to shareholder............     (599)     (281)        (3)       (3)       --
                                                   -------   -------   --------   -------   -------
         Net cash provided by (used in) financing
           activities............................     (497)    6,932       (125)    1,084      (867)
                                                   -------   -------   --------   -------   -------
NET INCREASE (DECREASE) IN CASH..................   (1,017)      (64)        20     2,306        15
CASH, beginning of period........................    1,105        88         24        24        44
                                                   -------   -------   --------   -------   -------
CASH, end of period..............................  $    88   $    24   $     44   $ 2,330   $    59
                                                   =======   =======   ========   =======   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for:
    Interest.....................................  $    84   $   286   $    842   $   429   $   378
                                                   =======   =======   ========   =======   =======

   The accompanying notes are an integral part of these financial statements.

                                   HBH, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

     HBH, Inc. (the "Company"), is wholly owned by the Estate of H.D. Hughes. The Company is engaged in the marine pipeline and oilfield construction business in the central area of the Gulf of Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid debt instruments purchased with original maturities of three months or less.

  Accounts Receivable

     The Company provides its services to a limited number of customers. At December 31, 1996, five customers accounted for approximately 19%, 18%, 14%, 14% and 13% of accounts receivable, respectively.

     Accounts receivable are reduced by any allowance for doubtful accounts as considered necessary. The need for an allowance is determined by management based on an evaluation of individual accounts. Historical chargeoffs have not been significant.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from 3 to 10 years for machinery and equipment and other assets. Additions, improvements and renewals significantly adding to the asset value or extending the life of the asset are capitalized. Ordinary maintenance and repairs not extending the physical or economic lives of the plant or equipment are charged to expense as incurred.

  Revenue Recognition

     The Company follows the percentage-of-completion method of accounting for major (generally over $100,000) construction contracts. Under this method, the percentage of completion is determined by comparing contract costs incurred to date with total estimated contract costs. Income is recognized by applying the percentage complete to the projected total income for each contract in progress. Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Revisions in cost and income estimates are reflected in the accounting period in which the facts requiring the revision become known. In addition, anticipated losses to be incurred on contracts in progress are charged to income as soon as losses can be determined.

     Revenue is recognized on minor construction contracts using the completed-contract method whereby billings and costs are accumulated during the period of construction but profits are not recorded until completion of the contracts. This method approximates the percentage of completion method because of the short-term nature of the minor contracts.

     Revenues from day-rate contracts are recognized currently as the work is performed.

                                   HBH, INC.

  Fair Value of Financial Instruments

     The Company considers the fair value of all financial instruments to be a reasonable approximation of their carrying values since financial instruments such as cash, accounts receivable, accounts payable and accrued expenses have a short duration and interest on debt is generally either at a floating rate or at a rate which approximates current market.

  Income Taxes

     The Company has elected to be taxed for federal and state income tax purposes under Subchapter S of the Internal Revenue Code. Any current taxable income or loss of the Company is allocated to the shareholder who is responsible for the taxes thereon.

     The Company generally has paid dividends to its shareholder at the same time that he was required to make income tax payments based on his taxable income which included the results of the Company's operations.

     Pro forma net income (loss) consists of the Company's historical income
(loss) as an S Corporation, adjusted for income taxes that would have been recorded had the Company operated as a C Corporation.

  Impairment of Long-Lived Assets

     In March 1995, the Financing Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 on January 1, 1996. The impact of adopting this standard did not have a material impact on the Company's results of operations.

  Interim Financial Information

     The interim financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited, and certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

3. ACCOUNTS AND CONTRACTS RECEIVABLE

     Amounts due on contracts as of the dates shown are as follows (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Completed contracts.........................................  $1,430    $5,366
Contracts in progress:
  Current...................................................   4,045     2,929
  Retainage due within one year.............................     569       258
Less -- allowance for doubtful accounts.....................      --        --
                                                              ------    ------
                                                              $6,044    $8,553
                                                              ======    ======

                                   HBH, INC.

     The portion of the retainage due in excess of one year is not significant.

4. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Information with respect to uncompleted contracts as of the date shown is as follows (in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Costs incurred on uncompleted contracts.....................  $ 8,848    $ 2,688
Estimated losses on uncompleted contracts...................   (3,548)      (898)
                                                              -------    -------
                                                                5,300      1,790
Less -- Billings to date....................................   (5,606)    (3,187)
                                                              -------    -------
                                                              $  (306)   $(1,397)
                                                              =======    =======

     The above amounts are included in the accompanying balance sheets under the caption of billings in excess of costs and estimated losses on uncompleted contracts.

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at the dates shown (in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Buildings...................................................  $    32    $    32
Machinery and equipment.....................................   15,396     16,129
Furniture and fixtures......................................       80         93
Transportation equipment....................................      736        710
                                                              -------    -------
                                                               16,244     16,964
Less -- Accumulated depreciation and amortization...........   (6,951)    (8,216)
                                                              -------    -------
                                                              $ 9,293    $ 8,748
                                                              =======    =======

6. SUMMARY OF FINANCING ARRANGEMENTS

     The Company's revolving line of credit is payable to a bank and bears interest at prime plus 0.75% (9% at December 31, 1996) and is due April 17, 1997. The agreement provides for maximum borrowings of $3,000,000. The Company's agreement in connection with the line of credit payable to a bank contains certain covenants with respect to the minimum amount of tangible net worth, the maximum ratio of debt to equity and a minimum quarterly amount of net earnings. The Company was not in compliance with these covenants at December 31, 1996. These requirements were waived through the new maturity date of the note which has been extended until June 16, 1997 (see Note 9).

                                   HBH, INC.

     Long-term debt consisted of the following (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Note payable to a bank, bearing interest at 9.25%, payable
  in monthly installments of principal and interest of
  approximately $74,000 with the unpaid balance due October
  31, 2000..................................................  $5,358    $4,952
Note payable to a finance company, bearing interest at 6.79%
  to 8.55%, due at various dates through 1998 and 2001......     691       847
Various installment notes payable, bearing interest rates
  ranging from 9.0% to 11.2%, due at various dates through
  1998......................................................     130       104
Note payable to a finance company, bearing interest at
  6.63%, payable in monthly installments through July
  1998......................................................     153        97
                                                              ------    ------
                                                               6,332     6,000
Less current portion........................................    (811)     (940)
                                                              ------    ------
                                                              $5,521    $5,060
                                                              ======    ======

     Substantially all of the Company's assets are pledged as collateral on the long-term debt. The notes payable to the banks are guaranteed by the Company's shareholder.

     As of December 31, 1996, aggregate annual principal payments on the revolving line of credit and long-term debt are payable as follows (in thousands):

YEAR ENDING DECEMBER 31
------------------------
        1997...............................................................  $2,416
        1998...............................................................     788
        1999...............................................................     659
        2000...............................................................   3,583
        2001...............................................................      30
                                                                             ------
                                                                             $7,476
                                                                             ======

7. RELATED-PARTY TRANSACTIONS

     Amounts due from the Company's sole shareholder in the form of notes receivable amounted to $194,000 at December 31, 1996 and $1,103,000 at December 31, 1995, at various interest rates ranging up to 9%. Interest income on these notes was approximately $44,000 for the year ended December 31, 1996, $101,000 for the year ended December 31, 1995 and $117,000 for the year ended December 31, 1994.

     Land and buildings were sold to the Company's sole shareholder in October 1983. The excess of the sales price over the carrying value of the property was deferred and was being recognized as payments were received on the note. During 1996, the remaining balance of the note was collected and the remaining gain of $508,000 was recognized as income. The Company is leasing this property from the shareholder on a month-to-month basis. Rent expense amounted to $167,000 for each of 1996, 1995 and 1994.

     The subordinated debt is due to the shareholder and is subordinate to the revolving line of credit. The note bears interest at 9.45 percent, and interest only is due in monthly installments through June 11, 2001, at which time the terms of repayment of interest and principal are to be renegotiated.

     The Company has guaranteed a note payable to a bank by the Company's sole shareholder with a balance of $1,104,000 at December 31, 1996.

                                   HBH, INC.

     The Company paid consulting, debt guarantee and other fees to the Company's sole shareholder through December 31, 1996. These fees aggregated $233,000 for each of 1996, 1995 and 1994.

8. COMMITMENTS AND CONTINGENCIES

     The Company is a party to various legal proceedings arising in the ordinary course of business and is not aware of any litigation threatened against it that could have a material effect on the financial statements.

9. SUBSEQUENT EVENTS (UNAUDITED)

     In June 1997, the maturity date of the revolving line of credit was extended until June 16, 1998.

     The Company and its shareholder have entered into a definitive agreement (being held in escrow subject to the satisfaction of certain conditions) with TransCoastal Marine Services, Inc. ("TCMS"), pursuant to which all the outstanding shares of the Company's common stock will be sold to TCMS for cash and shares of TCMS common stock concurrently with the consummation of the initial public offering (the "Offering") of the common stock of TCMS.

     A sale of the stock as described above would automatically terminate the Company's status as an S corporation. Under the terms of the definitive agreement, the Company has agreed to restrictions upon dividends or S corporation distributions.

10. SALES TO MAJOR CUSTOMERS

     The customer base for the Company is primarily concentrated in the oil and gas industry. The revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10 percent or more of the Company's total revenue are summarized as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31
                                                            -------------------------
                                                             1994     1995     1996
                                                            ------   ------   -------
Customer A................................................  $   --   $2,155   $17,862
Customer B................................................   6,440    3,434     5,533
Customer C................................................      --    3,194        --
Customer D................................................      --    1,981        --
Customer E................................................   3,030       --        --

                                     ******

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Red Fox Companies of New Iberia, Inc.:

     We have audited the accompanying balance sheets of The Red Fox Companies of New Iberia, Inc., as of December 31, 1995 and 1996, and the related statements of operations, shareholder's equity and cash flows for the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Red Fox Companies of New Iberia, Inc., as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

DARNALL, SIKES & FREDERICK

Lafayette, Louisiana
June 6, 1997

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31
                                                              ---------------    JUNE 30,
                                                               1995     1996       1997
                                                              ------   ------   -----------
                                                                                (UNAUDITED)
CURRENT ASSETS:
  Cash......................................................  $  752   $   89     $  707
  Contracts receivable......................................     511      910      1,242
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................     345      243        358
  Deferred tax asset........................................      --       --         22
  Other current assets......................................      37       82        106
                                                              ------   ------     ------
          Total current assets..............................   1,645    1,324      2,435
PROPERTY, PLANT AND EQUIPMENT, net..........................      59       38         44
AMOUNTS DUE FROM OFFICERS...................................      78       --         34
                                                              ------   ------     ------
          Total assets......................................  $1,782   $1,362     $2,513
                                                              ======   ======     ======

                           LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $1,040   $  570     $  302
  Accrued expenses..........................................     216      130      1,206
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................      --        5        422
  Deferred income taxes.....................................      66       81         --
                                                              ------   ------     ------
          Total current liabilities.........................   1,322      786      1,930
LOANS PAYABLE TO RELATED PARTIES............................      43       --         --
DEFERRED INCOME TAXES.......................................       3        8          8
                                                              ------   ------     ------
          Total liabilities.................................   1,368      794      1,938
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S EQUITY:
  Common stock, no par value, 1,000 shares authorized, 100
     shares issued and outstanding..........................       1        1          1
  Retained earnings.........................................     413      567        574
                                                              ------   ------     ------
          Total shareholder's equity........................     414      568        575
                                                              ------   ------     ------
          Total liabilities and shareholder's equity........  $1,782   $1,362     $2,513
                                                              ======   ======     ======

   The accompanying notes are an integral part of these financial statements.

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                        YEAR ENDED DECEMBER 31         JUNE 30
                                                       -------------------------   ---------------
                                                        1994     1995      1996     1996     1997
                                                       ------   -------   ------   ------   ------
                                                                                     (UNAUDITED)
REVENUE..............................................  $5,611   $10,497   $9,730   $3,159   $4,536
COSTS AND EXPENSES:
  Cost of revenue....................................   4,715     9,426    8,260    2,708    3,825
  Selling, general and administrative expenses.......     650       698      885      363      674
  Depreciation and amortization......................      16        15       12        8        8
                                                       ------   -------   ------   ------   ------
     Operating income (loss)                              230       358      573       80       29
OTHER INCOME (EXPENSE):
  Interest expense...................................     (70)       (8)     (30)     (20)      (7)
  Other..............................................     (32)      (80)     (60)     (21)     (13)
                                                       ------   -------   ------   ------   ------
          Total other expense........................    (102)      (88)     (90)     (41)     (20)
                                                       ------   -------   ------   ------   ------
INCOME BEFORE INCOME TAXES...........................     128       270      483       39        9
PROVISION FOR INCOME TAXES...........................      50       117      197        9        2
                                                       ------   -------   ------   ------   ------
NET INCOME...........................................  $   78   $   153   $  286   $   30   $    7
                                                       ======   =======   ======   ======   ======

   The accompanying notes are an integral part of these financial statements.

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

                       STATEMENTS OF SHAREHOLDER'S EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               COMMON STOCK
                                                              ---------------   RETAINED
                                                              SHARES   AMOUNT   EARNINGS   TOTAL
                                                              ------   ------   --------   -----
BALANCE AT DECEMBER 31, 1993................................   100       $1      $ 182     $ 183
NET INCOME..................................................    --       --         78        78
                                                               ---       --      -----     -----
BALANCE AT DECEMBER 31, 1994................................   100        1        260       261
NET INCOME..................................................    --       --        153       153
                                                               ---       --      -----     -----
BALANCE AT DECEMBER 31, 1995................................   100        1        413       414
DIVIDENDS...................................................    --       --       (132)     (132)
NET INCOME..................................................    --       --        286       286
                                                               ---       --      -----     -----
BALANCE AT DECEMBER 31, 1996................................   100        1        567       568
NET INCOME (Unaudited)......................................    --       --          7         7
                                                               ---       --      -----     -----
BALANCE AT June 30, 1997 (Unaudited)........................   100       $1      $ 574     $ 575
                                                               ===       ==      =====     =====

   The accompanying notes are an integral part of these financial statements.

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS
                                                        YEAR ENDED DECEMBER 31    ENDED JUNE 30
                                                       ------------------------   -------------
                                                        1994     1995     1996    1996    1997
                                                       ------   ------   ------   -----   -----
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................   $  78    $ 153    $ 286   $  30   $   7
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities --
     Depreciation....................................      16       15       12       8       6
     Loss on sale of property, plant and equipment...       4       --       --      --      --
     Changes in operating assets and liabilities --
       (Increase) decrease in --
          Contracts receivable.......................      18       24     (399)    (25)   (332)
          Costs and estimated earnings in excess of
            billings on uncompleted contracts........    (169)    (137)     102     162    (115)
          Other current assets.......................      --      (34)     (45)    (45)    (24)
       Increase (decrease) in --
          Accounts payable and accrued expenses......     211      852     (557)   (816)    808
          Billings in excess of costs and estimated
            earnings on uncompleted contracts........      --       --        5      --     417
          Deferred income taxes......................      50        3       20      (3)   (103)
                                                        -----    -----    -----   -----   -----
          Net cash provided by (used in) operating
            activities...............................     208      876     (576)   (689)    664
                                                        -----    -----    -----   -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property, plant and
     equipment.......................................       2       --       --      --      --
  Capital expenditures...............................      (9)     (35)     (28)     (4)    (12)
  Payments from shareholder and related parties......      --       --      115      --      --
  (Payments to) advances from shareholder and related
     parties.........................................     (57)     (21)      --     (14)    (34)
                                                        -----    -----    -----   -----   -----
          Net cash provided by (used in) investing
            activities...............................     (64)     (56)      87     (18)    (46)
                                                        -----    -----    -----   -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to shareholder and
     related parties.................................     221       --       --      --      --
  Principal payments on notes payable to others......    (197)     (28)      --      --      --
  Principal payments on notes payable to shareholder
     and related parties.............................      --     (208)     (42)     (4)     --
  Payment of dividends to shareholder................      --       --     (132)     --      --
                                                        -----    -----    -----   -----   -----
          Net cash provided by (used in) financing
            activities...............................      24     (236)    (174)     (4)     --
                                                        -----    -----    -----   -----   -----
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS........................................     168      584     (663)   (711)    618
CASH AND CASH EQUIVALENTS, beginning of period.......      --      168      752     752      89
                                                        -----    -----    -----   -----   -----
CASH AND CASH EQUIVALENTS, end of period.............   $ 168    $ 752    $  89   $  41   $ 707
                                                        =====    =====    =====   =====   =====
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash used for --
     Interest........................................   $  70    $   8    $  30   $  20   $   7
     Income taxes....................................      --       98      140      --      --

   The accompanying notes are an integral part of these financial statements.

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

     The Red Fox Companies of New Iberia, Inc. (the "Company") is primarily engaged in the fabrication and refurbishment of (i) structural components of fixed platforms for use in the development of oil and gas, and (ii) structural components, primarily deck structures, for offshore drilling rigs and barge drilling rigs. RFCNI also fabricates marine sewage treatment units that are installed on offshore platforms and drilling rigs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid debt instruments purchased with original maturities of three months or less.

  Contracts Receivable

     The Company provides for doubtful accounts using the direct write-off method. In the Company's case, use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the assets, which range from five to seven years. Additions, improvements and renewals significantly adding to the asset value or extending the life of the asset are capitalized. Ordinary maintenance and repairs not extending the physical or economic lives of the plant or equipment are charged to expense as incurred.

  Revenue Recognition

     The Company follows the percentage-of-completion method of accounting. Under this method, the percentage of completion is determined by comparing contract costs incurred to date with total estimated contract costs. Income is recognized by applying the percentage complete to the projected total income for each contract in progress. Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Revisions in cost and income estimates are reflected in the accounting period in which the facts that require revision become known. In addition, anticipated losses to be incurred on contracts in progress are charged to income as soon as such losses can be determined.

     The asset caption entitled "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability caption entitled "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized.

  Fair Value of Financial Instruments

     The Company considers the fair value of all financial instruments to not be materially different from their carrying values at December 31, 1995 and 1996.

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the Company recognized deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

  Recent Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 on January 1, 1996. The impact of adopting this standard did not have a material impact on the results of operations.

  Interim Financial Information

     The interim balance sheet as of June 30, 1997 and statements of operations for the six months ended June 30, 1996 and 1997 are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

3. ACCOUNTS AND CONTRACTS RECEIVABLE

     Amounts due on contracts as of the dates shown are as follows (in thousands):

                                                               DECEMBER 31
                                                              --------------
                                                              1995      1996
                                                              ----      ----
Completed contracts.........................................  $487      $616
Contracts in progress.......................................    24       294
                                                              ----      ----
                                                              $511      $910
                                                              ====      ====

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

4. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Information with respect to uncompleted contracts as of the dates shown is as follows (in thousands):

                                                                DECEMBER 31
                                                              ---------------
                                                              1995      1996
                                                              -----    ------
Costs incurred on uncompleted contracts.....................  $ 654    $3,508
Estimated profit earned to date.............................    114       266
Accrued loss on uncompleted contracts.......................   (152)       --
                                                              -----    ------
                                                                616     3,774
Less -- Billings to date....................................    271     3,536
                                                              -----    ------
                                                              $ 345    $  238
                                                              =====    ======

     The above amounts are included in the accompanying balance sheets under the following captions (in thousands):

                                                              DECEMBER 31
                                                              ------------
                                                              1995    1996
                                                              ----    ----
Costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................  $345    $243
Billings in excess of costs and estimated earnings on
  uncompleted contracts.....................................    --      (5)
                                                              ----    ----
                                                              $345    $238
                                                              ====    ====

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at the dates shown (in thousands):

                                                              DECEMBER 31
                                                              ------------
                                                              1995    1996
                                                              ----    ----
Buildings...................................................  $--     $ 4
Machinery and equipment.....................................   15      29
Transportation equipment....................................   75      28
                                                              ---     ---
                                                               90      61
Less -- Accumulated depreciation............................  (31)    (23)
                                                              ---     ---
                                                              $59     $38
                                                              ===     ===

6. INCOME TAXES

     Federal income taxes are as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                              --------------------
                                                              1994    1995    1996
                                                              ----    ----    ----
Federal --
  Current...................................................  $--     $101    $155
  Deferred..................................................   50        3      20

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 34 percent to income
(loss) before income taxes as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                              --------------------
                                                              1994    1995    1996
                                                              ----    ----    ----
Provision at the statutory rate.............................  $44     $92     $164
Increase resulting from state income tax, net...............    5      11       22

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following:

                                                                DECEMBER 31
                                                              ---------------
                                                              1995       1996
                                                              -----      ----
Accrued losses on uncompleted contracts.....................  $  51      $ --
Uncompleted contracts.......................................   (117)      (81)
Basis differences on property, plant and equipment..........     (3)       (8)
                                                              -----      ----
          Net deferred tax liabilities......................  $ (69)     $(89)
                                                              =====      ====

     The net deferred tax assets and liabilities are comprised of the following:

                                                              1995    1996
                                                              ----    ----
Deferred tax assets, current................................  $ 51    $ --
                                                              ----    ----
Deferred tax liabilities --
  Current...................................................   117      81
  Long-term.................................................     3       8
                                                              ----    ----
          Total.............................................   120      89
                                                              ----    ----
          Net deferred income tax liabilities...............  $(69)   $(89)
                                                              ====    ====

7. RELATED-PARTY TRANSACTIONS

     The following transactions occurred between the Company and certain related parties:

     a. Loans receivable from Company officers at December 31, 1995 and 1996 were $78,000 and $--, respectively. These loans were unsecured and provided no set repayment terms.

     b. Loans due from or payable to a party related to the Company's president at December 31, 1995 and 1996 were as follows (in thousands):

                                                                LOANS        LOANS
                                                              RECEIVABLE    PAYABLE
                                                              ----------    -------
December 31, 1995...........................................     $--          $43
December 31, 1996...........................................      17           --

     These loans were unsecured and noninterest-bearing. There were also no set repayment terms.

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

     c. Lease agreements between the Company and related parties as of December 31, 1994, 1995 and 1996 consisted of the following:

          (1) The Company leases real estate from a party related to the Company's president. The annual rent paid by the Company for 1994, 1995 and 1996 was $30,000, $30,000 and $30,000, respectively. In addition, rent for the year ending December 31, 1997 in the amount of $27,000 was prepaid.

          (2) The Company leases vehicles from a party related to the Company's president. Rental amounts paid for vehicles in 1994, 1995 and 1996 were $--, $7,000 and $25,000, respectively.

          (3) The Company leases a vehicle from its president. The associated rental amounts paid by the Company for 1994, 1995 and 1996 were $20,000, $44,000 and $38,000, respectively.

     d. The Company had sales to a company owned by a party related to the Company's president during the year ended December 31, 1996 totaling $162,000.

8. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases certain equipment used in the normal course of its operations under month-to-month lease agreements cancelable only by the Company.

     The Company leases automobiles under operating leases which are noncancelable for the first 24 months and, in certain cases, the first 48 months. Thereafter, the leases are on a month-to-month basis.

     The Company leases office space under an operating lease which is noncancelable for the first 120 months.

     Approximate annual minimum lease payments under operating leases as of December 31, 1996 are as follows (in thousands):

1997........................................................  $ 45
1998........................................................    45
1999........................................................    38
2000........................................................    31
2001........................................................    30
Thereafter..................................................   135
                                                              ----
                                                              $324
                                                              ====

     The Company expensed amounts related to these leases as follows (in thousands):

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                              --------------------
                                                              1994    1995    1996
                                                              ----    ----    ----
Building....................................................  $ 34    $ 38    $ 48
Vehicles....................................................    12      28      49
Equipment...................................................   205     291     273

                   THE RED FOX COMPANIES OF NEW IBERIA, INC.

9. SALES TO MAJOR CUSTOMERS

     The customer base for the Company is primarily concentrated in the oil and gas industry. The revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10 percent or more of the Company's total revenue are summarized as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              1994     1995     1996
                                                              -----    -----    -----
Customer A..................................................   25.0%    76.3%      --%
Customer B..................................................   11.8       --     10.9
Customer C..................................................   11.5       --       --
Customer D..................................................     --       --     49.4

10. SUBSEQUENT EVENTS

     The Company expects to enter into a definitive agreement with TransCoastal Marine Services, Inc. ("TCMS"), pursuant to which all the outstanding shares of the Company's common stock will be acquired for notes and shares of TCMS common stock concurrently with the closing of the initial public offering of the common stock of TCMS.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION, IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    9
The Company...............................   15
Use of Proceeds...........................   17
Dividend Policy...........................   17
Capitalization............................   18
Dilution..................................   19
Selected Financial Information............   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   22
Business..................................   33
Management................................   42
Security Ownership of Certain Beneficial
  Owners and Management...................   45
Certain Transactions......................   46
Description of Capital Stock..............   49
Shares Eligible for Future Sale...........   51
Underwriting..............................   53
Legal Matters.............................   54
Experts...................................   54
Additional Information....................   55
Index to Financial Statements.............  F-1

UNTIL            , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                                4,000,000 SHARES

                              TRANSCOASTAL MARINE
                                 SERVICES, INC.
                                  COMMON STOCK
                                   PROSPECTUS
                           JEFFERIES & COMPANY, INC.

                                 JOHNSON RICE &
                                 COMPANY L.L.C.
                                            , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses (other than underwriting discounts and commissions) payable by the Registrant in connection with the issuance and distribution of the securities being registered. All amounts are estimates except for the fees payable to the SEC.

SEC Registration Fee........................................  $22,304
NASD Filing Fee.............................................    7,860
NASDAQ Listing Fee..........................................     *
Legal Fees and Expenses.....................................     *
Accounting Fees and Expenses................................     *
Blue sky fees and expenses (including counsel fees).........     *
Printing Costs..............................................     *
Transfer Agent and Registrar fees and expenses..............     *
Miscellaneous...............................................     *
                                                              -------
          Total.............................................  $  *
                                                              =======

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation, as amended, and Bylaws incorporate substantially the provisions of the Delaware General Corporation Law ("DGCL") providing for indemnification of directors and officers of the Company against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Company or is or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     As permitted by Section 102 of the DGCL, the Company's Certificate of Incorporation, as amended, contains provisions eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty except for liability (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if in the case of other than derivative suits such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation which is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is fairly and reasonably entitled to indemnity for proper expenses. Indemnification is mandatory in the case of a director, officer, employee, or agent who is successful on the merits in defense of a suit against such person.

     [The Company intends to enter into Indemnity Agreements with its directors and certain key officers pursuant to which the Company generally is obligated to indemnify its directors and such officers to the full extent permitted by the DGCL as described above.]

     The Company intends to purchase liability insurance policies covering directors and officers in certain circumstances.

     Under Section        of the Underwriting Agreement filed as Exhibit 1.1 to
this Registration Statement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its officers and directors, and persons who control the Company, within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is certain information concerning all sales of securities by TCMS that were not registered under the Securities Act of 1933. The description presented below gives effect to TCMS' 1,000-to-1 stock split on August 8, 1997.

     On March 24, 1997, TCMS issued and sold shares of Common Stock in the amounts indicated in exchange for the indicated number of shares of common stock of Red Fox International, Inc., a Louisiana corporation ("RFI Shares"): G. Darcy Klug -- 300,000 shares in exchange for 300 RFI Shares; J&D Capital Investments, L.C. -- 600,000 shares in exchange for 600 RFI Shares; and Beldon E. Fox,
Jr. -- 75,000 shares in exchange for 75 RFI Shares.

     On March 24, 1997, TCMS issued and sold shares of Common Stock as follows:
Johnnie W. Domingue -- 75,000 shares for $75; Bill E. Stallworth -- 100,000 shares for $100.

     On April 2, 1997, TCMS issued and sold 3,000 shares of Common Stock to Stanley E. Rauhut for $3.

     On April 25, 1997, TCMS issued and sold 100,000 shares of Common Stock to Thad Smith for $100.

     On July 15, 1997, TCMS issued and sold 3,000 shares of Common Stock to Patrick Collins for $3.

     The sales and issuances of the securities referenced above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof as transaction not involving any public offerings, with the recipients representing their intentions to acquire the securities for their own accounts and not with a view to the distribution thereof.

     See "Certain Transactions" for a discussion of the issuance of shares of Common Stock in connection with the Acquisitions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

          *1.1           -- Form of Underwriting Agreement.
          *3.1           -- Amended and Restated Certificate of Incorporation of
                            TCMS.
           3.2           -- Bylaws of TCMS.
          *4.1           -- Form of Certificate representing Common Stock.
          *4.2           -- Form of Certificate representing Restricted Common Stock.
           4.3           -- Form of Secured Promissory Note dated as of           ,
                            1997, issued in the acquisition of RFCNI.
          *5.1           -- Opinion of Chamberlain, Hrdlicka, White, Williams &
                            Martin.
          *8.1           -- Opinion of Chamberlain, Hrdlicka, White, Williams &
                            Martin regarding certain tax matters.
          10.1           -- TCMS 1997 Stock Option Plan.
          10.2           -- Employment Agreement dated as of August 6, 1997, between
                            TCMS and Bill E. Stallworth.

          10.3           -- Employment Agreement dated as of August 6, 1997, between
                            TCMS and Thad Smith.
          10.4           -- Employment Agreement dated as of August 6, 1997, between
                            TCMS and Johnnie W. Domingue.
          10.5           -- Stock Repurchase Agreement dated as of March 24, 1997,
                            between TCMS and Bill E. Stallworth.
          10.6           -- Stock Repurchase Agreement dated as of April 25, 1997,
                            between TCMS and Thad Smith.
          10.7           -- Stock Repurchase Agreement dated as of March 24, 1997,
                            between TCMS and Johnnie W. Domingue.
         *10.8           -- Employment Agreement dated as of           , 1997,
                            between HBH, Inc. and H. Daniel Hughes II.
         *10.9           -- Employment Agreement dated as of           , 1997,
                            between CSI Hydrostatic Testers, Inc. and Daniel N.
                            Hargett, Sr.
          10.10          -- Agreement for Consulting Services dated April 14, 1997, between TCMS and Stallworth, Frankhouser & Associates, as
                            amended August 6, 1997.
          10.11          -- Employment Letter dated April 21, 1997, between TCMS and
                            Johnnie W. Domingue, as amended August 6, 1997.
         *10.12          -- Form of warrant issued to McFarland, Grossman & Company,
                            Inc.
         *10.13          -- Purchase and Sale Agreement dated as of August 28, 1997, by and among TCMS, Laine Construction Company, Inc.,
                            Paula Woodson, Linda Woodson and Cheryl Woodson.
         *10.14          -- Agreement and Plan of Merger dated as of August 28, 1997, by and among TCMS, Woodson Acquisition Corp., Woodson
                            Construction Company, Inc. and Louis Woodson.
         *10.15          -- Agreement and Plan of Merger dated August 28, 1997, by
                            and among TCMS, Kori Acquisition Corp., Kori Corporation,
                            Paula Woodson, Linda Woodson and Cheryl Woodson.
         *10.16          -- Agreement and Plan of Merger dated as of August 28, 1997, by and among TCMS, Enviro Acquisition Corp.,
                            Envirosystems, Inc., Paula Woodson, Linda Woodson and
                            Cheryl Woodson.
         *10.17          -- Purchase and Sale Agreement dated as of August 28, 1997, among TCMS, CSI Hydrostatic Testers, Inc., Hargett
                            Mooring and Marine, Inc., Daniel N. Hargett, Sr., Yvette
                            Hargett and Richard Hargett.
         *10.18          -- Purchase and Sale Agreement dated as of August 20, 1997, by and among TCMS, HBH, Inc. and the Succession of
                            Herbert D. Hughes.
         *10.19          -- Agreement and Plan of Merger dated as of August 27, 1997, by and among TCMS, RNI Acquisition Corp., The Red Fox
                            Companies of New Iberia, Inc. and The Beldon E. Fox, Jr.
                            Children's Trust No. 1.
         *10.20          -- Agreement to Purchase and Sell dated as of August 28,
                            1997, by and among TCMS and Linda Woodson, Cheryl Woodson
                            and Paula Woodson.
         *10.21          -- Agreement to Purchase and Sell dated as of August 20,
                            1997, by and between TCMS and the Succession of Herbert
                            D. Hughes.
         *10.22          -- Leasehold Purchase Agreement dated as of August 11, 1997, by and between TCMS and The Beldon E. Fox, Sr.
                            Grandchildren's Trust No. 1.
         *21.1           -- List of Subsidiaries of the Company.
          23.1           -- Consent of Deloitte & Touche LLP.

          23.2           -- Consent of Darnall, Sikes & Frederick.
          23.3           -- Consent of Arthur Andersen LLP.
         *23.4           -- Consent of Chamberlain, Hrdlicka, White, Williams &
                            Martin (included in Exhibit 5.1).
          23.5           -- Consent of H. Daniel Hughes II to be named as a director.
          23.6           -- Consent of Daniel N. Hargett, Sr. to be named as a
                            director.
         *27.1           -- Financial Data Schedule.

---------------

* To be filed by Amendment.

     (b) Financial Statement Schedules

     All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on August 29, 1997.

                                            TRANSCOASTAL MARINE SERVICES, INC.

                                            By:   /s/ BILL E. STALLWORTH
                                              ----------------------------------
                                               Bill E. Stallworth, Chairman of
                                                the Board of Directors and Chief
                                                       Executive Officer

     Each individual whose signature appears below constitutes and appoints Bill
E. Stallworth, Thad Smith and Johnnie W. Domingue, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

               /s/ BILL E. STALLWORTH                  Chairman of the Board of         August 29, 1997
-----------------------------------------------------    Directors, and Chief
                 Bill E. Stallworth                      Executive Officer (Principal
                                                         Executive Officer)

                   /s/ THAD SMITH                      President, Chief Operating       August 29, 1997
-----------------------------------------------------    Officer and Director
                     Thad Smith

               /s/ JOHNNIE W. DOMINGUE                 Senior Vice President, Chief     August 29, 1997
-----------------------------------------------------    Financial Officer, Treasurer
                 Johnnie W. Domingue                     and Secretary (Principal
                                                         Financial and Accounting
                                                         Officer)

                               INDEX TO EXHIBITS

          *1.1           -- Form of Underwriting Agreement.
          *3.1           -- Amended and Restated Certificate of Incorporation of
                            TCMS.
           3.2           -- Bylaws of TCMS.
          *4.1           -- Form of Certificate representing Common Stock.
          *4.2           -- Form of Certificate representing Restricted Common Stock.
           4.3           -- Form of Secured Promissory Note dated as of           ,
                            1997, issued in the acquisition of RFCNI.
          *5.1           -- Opinion of Chamberlain, Hrdlicka, White, Williams &
                            Martin.
          *8.1           -- Opinion of Chamberlain, Hrdlicka, White, Williams &
                            Martin regarding certain tax matters.
          10.1           -- TCMS 1997 Stock Option Plan.
          10.2           -- Employment Agreement dated as of August 6, 1997, between
                            TCMS and Bill E. Stallworth.
          10.3           -- Employment Agreement dated as of August 6, 1997, between
                            TCMS and Thad Smith.
          10.4           -- Employment Agreement dated as of August 6, 1997, between
                            TCMS and Johnnie W. Domingue.
          10.5           -- Stock Repurchase Agreement dated as of March 24, 1997,
                            between TCMS and Bill E. Stallworth.
          10.6           -- Stock Repurchase Agreement dated as of April 25, 1997,
                            between TCMS and Thad Smith.
          10.7           -- Stock Repurchase Agreement dated as of March 24, 1997,
                            between TCMS and Johnnie W. Domingue.
         *10.8           -- Employment Agreement dated as of           , 1997,
                            between HBH, Inc. and H. Daniel Hughes II.
         *10.9           -- Employment Agreement dated as of           , 1997,
                            between CSI Hydrostatic Testers, Inc. and Daniel N.
                            Hargett, Sr.
          10.10          -- Agreement for Consulting Services dated April 14, 1997, between TCMS and Stallworth, Frankhouser & Associates, as
                            amended August 6, 1997.
          10.11          -- Employment Letter dated April 21, 1997, between TCMS and
                            Johnnie W. Domingue, as amended August 6, 1997.
         *10.12          -- Form of warrant issued to McFarland, Grossman & Company,
                            Inc.
         *10.13          -- Purchase and Sale Agreement dated as of August 28, 1997, by and among TCMS, Laine Construction Company, Inc.,
                            Paula Woodson, Linda Woodson and Cheryl Woodson.
         *10.14          -- Agreement and Plan of Merger dated as of August 28, 1997, by and among TCMS, Woodson Acquisition Corp., Woodson
                            Construction Company, Inc. and Louis Woodson.
         *10.15          -- Agreement and Plan of Merger dated August 28, 1997, by
                            and among TCMS, Kori Acquisition Corp., Kori Corporation,
                            Paula Woodson, Linda Woodson and Cheryl Woodson.
         *10.16          -- Agreement and Plan of Merger dated as of August 28, 1997, by and among TCMS, Enviro Acquisition Corp.,
                            Envirosystems, Inc., Paula Woodson, Linda Woodson and
                            Cheryl Woodson.
         *10.17          -- Purchase and Sale Agreement dated as of August 28, 1997, among TCMS, CSI Hydrostatic Testers, Inc., Hargett
                            Mooring and Marine, Inc., Daniel N. Hargett, Sr., Yvette
                            Hargett and Richard Hargett.

         *10.18          -- Purchase and Sale Agreement dated as of August 20, 1997, by and among TCMS, HBH, Inc. and the Succession of
                            Herbert D. Hughes.
         *10.19          -- Agreement and Plan of Merger dated as of August 27, 1997, by and among TCMS, RNI Acquisition Corp., The Red Fox
                            Companies of New Iberia, Inc. and The Beldon E. Fox, Jr.
                            Children's Trust No. 1.
         *10.20          -- Agreement to Purchase and Sell dated as of August 28,
                            1997, by and among TCMS and Linda Woodson, Cheryl Woodson
                            and Paula Woodson.
         *10.21          -- Agreement to Purchase and Sell dated as of August 20,
                            1997, by and between TCMS and the Succession of Herbert
                            D. Hughes.
         *10.22          -- Leasehold Purchase Agreement dated as of August 11, 1997, by and between TCMS and The Beldon E. Fox, Sr.
                            Grandchildren's Trust No. 1.
         *21.1           -- List of Subsidiaries of the Company.
          23.1           -- Consent of Deloitte & Touche LLP.
          23.2           -- Consent of Darnall, Sikes & Frederick.
          23.3           -- Consent of Arthur Andersen LLP.
         *23.4           -- Consent of Chamberlain, Hrdlicka, White, Williams &
                            Martin (included in Exhibit 5.1).
          23.5           -- Consent of H. Daniel Hughes II to be named as a director.
          23.6           -- Consent of Daniel N. Hargett, Sr. to be named as a
                            director.
         *27.1           -- Financial Data Schedule.

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* To be filed by Amendment.